As filed with the Securities and Exchange Commission on September 21, 2006

Registration No. 333-136501

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

THERMAGE, INC.

(Exact name of Registrant as specified in its charter)

Delaware	3845	68-0373593
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

25881 Industrial Boulevard

Hayward, California 94545

(510) 782-2286

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Stephen J. Fanning

President and Chief Executive Officer

Thermage, Inc.

25881 Industrial Boulevard

Hayward, California 94545

(510) 782-2286

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David J. Saul, Esq. Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Mark B. Weeks, Esq. Heller Ehrman LLP 275 Middlefield Road Menlo Park, CA 94025 (650) 324-7000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated September 21, 2006

PROSPECTUS

             Shares

Common Stock

This is our initial public offering. We are selling              shares of our common stock.

We expect the initial public offering price to be between $             and $             per share of common stock. Currently, no public market exists for our common stock. After pricing of the offering, we expect that our common stock will be quoted on the Nasdaq Global Market under the symbol “THRM.”

Investing in our common stock involves risks that are described in the “ Risk Factors” section beginning on page 8 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional              shares of common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of common stock will be ready for delivery on or about             , 2006.

Merrill Lynch & Co.

Thomas Weisel Partners LLC

Wachovia Securities

C. E. Unterberg, Towbin

Maxim Group LLC

The date of this prospectus is                     , 2006.

ThermaCool Monopolar Capacitive Radiofrequency

Non-invasive tissue tightening supported by published independent scientific data

IT'S ALL ABOUT THE TIPS!

The Thermage ThermaCool system is a single platform technology. We offer disposable, single-use ThermaTips for flexibility in customizing individual skin treatments for the face, eyes and other parts of the body.

The Thermage ThermaCool system uses patented monopolar capacitive radiofrequency and is FDA cleared for the non-invasive treatment of wrinkles .

The Thermage Solution

- Clinically supported safety and effectiveness
- Controlled heating of collagen while cooling the epidermis
- Single procedure treatment
- Compelling physician economics
- Easy to use

ThermaTips

Handpiece and ThermaTip device

ThermaCool RF Generator

Thermage
Reshaping Your Future

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

This summary highlights the most important features of this offering and the information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” and our financial statements and related notes included in this prospectus.

Our Company

We design, develop, manufacture and market medical devices for the non-invasive treatment of wrinkles. Our Thermage procedure can be performed on any part of the body where treatment of wrinkles is desired. Our ThermaCool system uses patented monopolar radiofrequency, or RF, energy to heat and shrink collagen and tighten the dermis and subcutaneous tissue while simultaneously cooling and protecting the surface of the skin. The heating and shrinking of the collagen can cause a healing process to begin, which may further tighten the skin and reduce wrinkles over the next two to six months. The Thermage procedure is normally performed in a medical office setting as a single treatment that takes from 20 minutes to two hours, depending on the treatment area. The Thermage procedure provides patients seeking wrinkle reduction a non-invasive alternative to more expensive surgical procedures that can involve weeks of recovery. We offer, and are continuing to develop, a variety of ThermaTips designed to optimize the Thermage procedure for new conditions and different parts of the body.

In 2002, we received U.S. Food and Drug Administration, or FDA, clearance for the treatment of wrinkles around the eyes, or periorbital wrinkles and rhytids, and commercially launched our ThermaCool system. We market the ThermaCool system, including our single-use ThermaTips, in the United States to physicians through a direct sales force and internationally in 70 countries through a network of distributors. Our sales force trains physicians on the proper use of the ThermaCool system and maintains frequent interaction with these customers to promote repeat sales of our ThermaTips. As of June 30, 2006, we had an installed base of over 1,800 ThermaCool RF generators and had sold over 275,000 ThermaTips, which we estimate represent an approximately equal number of Thermage procedures performed.

The Market for Aesthetic Procedures to Treat the Skin

The American Society for Aesthetic Plastic Surgery reports that in 2005, total expenditures for aesthetic procedures were approximately $12.4 billion. From 2000 to 2005, the total number of aesthetic procedures increased from approximately 5.7 million to over 11.4 million procedures, representing a 15% compounded annual growth rate. Non-invasive aesthetic procedures were primarily responsible for the overall increase, rising from approximately 4.3 million to approximately 9.3 million procedures over the same period, representing a 17% compounded annual growth rate. Furthermore, patients are seeking treatment for wrinkles in larger numbers. For example, skin tightening, which represents the fastest growing segment of the aesthetic laser market, is projected to grow at a 31% compounded annual growth rate over the next five years, according to the Millennium Research Group. We believe there are several factors contributing to the rapid growth of non-invasive aesthetic and skin tightening procedures, including:

•	aging of the U.S. population;

•	emergence of non-traditional practitioners;

•	broader range of and accessibility to safe and effective treatments;

•	market shift towards less-invasive procedures;

•	changing practitioner economics; and

•	increasing acceptance of aesthetic procedures.

Similar market trends also exist outside the United States, where demand for non-invasive aesthetic procedures has also experienced strong growth.

Widely-adopted treatment options for wrinkle reduction fall generally into one of two categories: either a single invasive procedure involving significant recovery time, but with a long-lasting, pronounced effect; or a procedure that is either minimally-invasive or non-invasive involving minimal recovery time, but requiring frequent repeat treatments for a modest effect. We believe that the ideal treatment option falls between these two extremes, providing lasting, noticeable effects from a single procedure that involves little or no downtime.

The Thermage Solution

We believe that our Thermage procedure provides a compelling alternative for the treatment of wrinkles that fills a need not met by currently available surgical procedures and minimally and non-invasive treatments. Our ThermaCool system consists of an RF generator, a cooling module to deliver cryogen to help protect the outer layer of the skin from over-heating and a handpiece that regulates epidermis cooling and monitors treatment data. Our system also includes a variety of single-use ThermaTips that attach to the handpiece and are selected by physicians based on the procedure to be performed and the size of the area to be treated. The Thermage procedure is typically performed in a medical office setting by, or under the supervision of, qualified physicians, including not only plastic surgeons and dermatologists, but also physicians who do not traditionally perform cosmetic surgery, such as general and family practitioners, obstetricians and gynecologists, and general and vascular surgeons.

Our solution provides a number of benefits for physicians and patients:

•	controlled heating of collagen through clinically-proven technology;

•	non-invasive, non-ablative alternative to surgery;

•	single-procedure treatment;

•	compelling physician economics; and

•	ease of use.

Our Thermage Procedure

In order to perform our Thermage procedure, the physician chooses a single-use ThermaTip based on the procedure to be performed and the size of the area to be treated. We currently offer four treatment tip sizes with a combination of pulse counts, pulse durations and heating profiles for a variety of uses:

•	Body-By-Thermage, which involves the use of a larger tip, such as the 3.0 cm2 tip, designed for the treatment of large areas;

•	Eyes-By-Thermage, which involves the use of a small, 0.25 cm2 tip, designed for the treatment of eyelids; and

•	Face-By-Thermage, which involves the use of 3.0 cm2, 1.5 cm2 or 1.0 cm2 tip sizes, designed for the treatment of the face and neck.

After choosing the tip and attaching it to the handpiece, the physician places the tip against the patient’s skin and depresses the handpiece button. Information from the handpiece is sent to the console in order to control RF delivery. The ThermaTip device transmits RF energy to the skin while serving as a contact membrane for the delivery of cryogen, which cools and helps protect the skin’s surface. Thermage procedure times vary with the size of the treatment area; a procedure for a full face typically requires multiple passes and takes approximately 60 minutes.

In published clinical studies of the Thermage procedure, performed primarily on the face, most patients displayed modest wrinkle reduction from a single treatment, over a measurement period of six months. Patients may notice immediate improvement in their appearance and are typically able to resume normal activities directly after having the procedure. Over the subsequent two to six months, patients may experience further tightening of the treated skin as new collagen strands grow.

As with other non-invasive, energy-based devices, the effect of the Thermage procedure varies from patient to patient and can be influenced by a number of factors, including the area of the body being treated, the age and skin laxity of the patient and operator technique. Thermage patients may experience temporary swelling and reddening of the skin and, in rare instances, patients may experience burns, blisters, skin discoloration or skin depressions.

Business Strategy

Our goal is to become a leading provider of non-ablative medical devices to the aesthetics market by:

•	Driving Increased ThermaTip Usage. We maintain an active, continuous relationship with our customer base to generate and fulfill demand for our single-use ThermaTips. We work collaboratively with our customer base to increase ThermaTip usage by expanding clinical applications and augmenting and facilitating the marketing efforts of our physician customers.

•	Developing New Applications and ThermaTips. We intend to expand our line of ThermaTips for additional applications and conditions, such as cellulite. We are in the process of seeking, and intend to continue to seek, clearances from the FDA to strengthen our marketing efforts with regard to specific areas of the body, such as arms, the abdomen, hands and other locations on the body where wrinkle reduction is desired.

•	Investing in Intellectual Property and Patent Protection. We will continue to invest in expanding our intellectual property portfolio in the aesthetics market, and we intend to file for additional patents to strengthen our intellectual property rights. When necessary, we will pursue companies that we believe infringe our patents.

•	Broadening our Physician Customer Base. We intend to continue to penetrate the traditional aesthetic practitioner specialties, which include dermatologists and plastic surgeons. We are also seeking to selectively expand our direct sales efforts in non-core physician specialties and physician-directed medi-spas with track records of safe and successful aesthetic treatments.

•	Expanding our International Presence. We are focused on increasing our market penetration overseas and building global brand-recognition. We intend to add distributors to increase sales and strengthen our relationships with physicians in international markets.

•	Seeking Growth Opportunities via Complementary Products, Technologies or Businesses. We intend to pursue opportunities to expand our core business by identifying opportunities to offer complementary proprietary products for the aesthetics market.

Risks Associated with Our Business

Our business is subject to numerous risks, as discussed more fully in the section entitled “Risk Factors” immediately following this summary. We are wholly dependent upon the success of our ThermaCool system and our ThermaTip product line, have a limited operating history and may be unable to accurately predict our future performance. Our business currently is not profitable, and we may not be able to achieve profitability. We have limited regulatory clearances. To expand our marketing claims in the United States and abroad, we will need to obtain additional regulatory clearances, which may require the support of clinical trials, the success of which we cannot predict. Our growth will depend on both patient demand for our procedures and physician adoption of the ThermaCool system. Our industry is highly competitive, and we compete against many companies that are more established in the market and have greater resources. In order to keep pace with the rapid innovation in our industry, we must continuously develop compelling new products for which we can obtain intellectual property protection.

Company Information

We were incorporated in California in 1996. In September 2001, we reincorporated in Delaware. Our principal executive offices are located at 25881 Industrial Boulevard, Hayward, California 94545. Our telephone number is (510) 782-2286. Our website is located at www.thermage.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. Unless the context requires otherwise, the terms “we,” “our,” “us,” “the Company” and “Thermage” in this prospectus refer to Thermage, Inc.

“Thermage,” “ThermaCool” and “ThermaCool TC” are registered trademarks in the United States and several other countries. ThermaTip is an unregistered trademark. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We intend to use the net proceeds received by us from this offering for sales and marketing initiatives, research and development, repayment of existing debt and general corporate purposes. See “Use of Proceeds.”

Proposed Nasdaq Global Market symbol	THRM

The number of shares of common stock that will be outstanding after this offering is based on 16,370,450 shares outstanding as of June 30, 2006, and excludes:

•	617,607 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price of $4.50 per share;

•	3,145,579 shares of common stock issuable upon the exercise of outstanding options under our 1997 Stock Option Plan at a weighted-average exercise price of $1.70 per share;

•	234,756 shares of common stock reserved for issuance as of June 30, 2006 under our 1997 Stock Option Plan;

•	2,750,000 shares of common stock to be reserved for issuance under our 2006 Equity Incentive Plan; and

•	250,000 shares of common stock to be reserved for future issuance under our 2006 Employee Stock Purchase Plan.

Unless otherwise indicated, all information in this prospectus assumes:

•	the conversion of all outstanding shares of our preferred stock into shares of our common stock;

•	the filing of our amended and restated certificate of incorporation prior to completion of this offering; and

•	that the underwriters do not exercise their overallotment option.

SUMMARY FINANCIAL DATA

The summary financial data for each of the years ended December 31, 2003, 2004 and 2005 and the balance sheet data as of December 31, 2004 and 2005 are derived from our audited annual financial statements included elsewhere in this prospectus. The summary balance sheet data as of December 31, 2003 is derived from our audited financial statements not included in this prospectus. The summary financial data as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 are derived from our unaudited interim financial statements included elsewhere in this prospectus. The unaudited interim financial statements have been prepared on the same basis as our audited annual financial statements and, in our opinion, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the results of operations for the six months ended June 30, 2005 and 2006. The historical results are not necessarily indicative of the results to be expected for any future periods and the results for the six months ended June 30, 2006 should not be considered indicative of results expected for the full fiscal year.

You should read the following financial information together with the information under “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

The pro forma per share data give effect to the conversion of all outstanding convertible preferred stock into common stock prior to the closing of this offering and adjustments to eliminate charges associated with our preferred stock warrant liability.

Statements of Operations Data	Years Ended December 31,			Six Months Ended June 30,
(in thousands of dollars, except share and per share data)	2003	2004	2005	2005	2006
Net revenue	$24,910	$50,384	$40,655	$22,817	$27,062
Cost of revenue	12,566	12,452	12,309	6,286	7,679

Gross margin	12,344	37,932	28,346	16,531	19,383

Operating expenses
Sales and marketing	8,945	15,596	19,997	10,118	12,150
Research and development	6,569	8,490	8,908	4,287	4,940
General and administrative	3,612	8,873	7,414	3,962	4,657
Litigation settlement gain	—	—	(1,646)	(1,646)	—

Total operating expenses	19,126	32,959	34,673	16,721	21,747

Income (loss) from operations	(6,782)	4,973	(6,327)	(190)	(2,364)
Interest and other income	205	177	340	143	240
Interest and other expense	(7)	(14)	(1,549)	(13)	(1,628)

Income (loss) before income taxes and cumulative effect of change in accounting principle	(6,584)	5,136	(7,536)	(60)	(3,752)
Provision for income taxes	—	(103)	—	—	—

Net income (loss) before cumulative effect of change in accounting principle	(6,584)	5,033	(7,536)	(60)	(3,752)

Cumulative effect of change in accounting principle	—	—	(697)	—	—

Net income (loss)	$(6,584)	$5,033	$(8,233)	$(60)	$(3,752)

Net income (loss) allocable to common stockholders	$(6,584)	$1,233	$(8,233)	$(60)	$(3,752)

Net income (loss) per share — basic and diluted:
Before cumulative effect of change in accounting principle			$(2.06)	$(0.02)
Cumulative effect of change in accounting principle			(0.19)	—

Net income (loss) per share — basic	$(2.85)	$0.41	$(2.25)	$(0.02)	$(0.91)

Net income (loss) per share — diluted	$(2.85)	$0.30	$(2.25)	$(0.02)	$(0.91)

Weighted average shares outstanding used in calculating net income (loss) per common share:
Basic	2,307,238	3,023,225	3,664,990	3,562,659	4,132,187

Diluted	2,307,238	16,549,946	3,664,990	3,562,659	4,132,187

Pro forma net loss per share — basic			$(0.39)		$(0.16)

Pro forma net loss per share — diluted			$(0.39)		$(0.16)

Pro forma weighted average shares outstanding used in calculating net loss per share:
Basic			15,707,264		16,174,461

Diluted			15,707,264		16,174,461

The following presents our summary balance sheet data as of June 30, 2006:

•	on an actual basis;

•	on a pro forma basis after giving effect to the automatic conversion of all outstanding shares of preferred stock into 12,042,274 shares of common stock and the reclassification of convertible preferred stock warrants from liabilities to stockholders’ equity (deficit) upon completion of this offering; and

•	on a pro forma as adjusted basis to reflect the receipt of the net proceeds from our sale of shares of common stock at the initial public offering price of $ per share in this offering, the mid-point of the range on the front cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of June 30, 2006
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands)
Balance Sheet Data
Cash and cash equivalents	$10,175	$10,175	$
Working capital	11,176	11,176
Total assets	23,947	23,947
Borrowings, less current portion	3,814	3,814
Preferred stock warrant liability	5,177	—
Redeemable convertible preferred stock	45,169	—
Total stockholders’ equity (deficit)	(40,190)	10,156

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before making an investment decision. If any of the possible events described below actually occurs, our business, results of operations or financial condition would likely suffer. In such an event, the market price of our common stock could decline and you could lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations.

Risks Related to Our Business

We are totally dependent upon the success of our ThermaCool system, which has a limited commercial history. If the ThermaCool system fails to gain or loses market acceptance, our business will suffer.

We introduced our ThermaCool system in 2002, and expect that sales of our ThermaCool system, including our line of single-use ThermaTips, will account for substantially all of our revenue for the foreseeable future. We expect to expand our line of ThermaTips in the near future for new applications. This may not occur when expected, or at all, which would negatively affect our anticipated revenue. Our ThermaCool system may not significantly penetrate current or new markets. If demand for the ThermaCool system does not increase as we anticipate, or declines, our business, financial condition and results of operations will be harmed.

Performing clinical studies on, and collecting data from, the Thermage procedure is inherently subjective, and we have limited data regarding the efficacy of our ThermaCool system. If future data is not positive or consistent with our prior experience, rates of physician adoption will likely be harmed.

We believe that in order to significantly grow our business, we will need to conduct future clinical studies of the effectiveness of the ThermaCool system. Clinical studies of aesthetic wrinkle treatments are subject to a number of limitations. First, these studies do not involve well-established objective standards for measuring the effectiveness of treatment. Subjective, before and after, evaluation of the extent of change in the patient’s appearance, performed by a medical professional or by the patient, is the most common method of evaluating effectiveness. A clinical study may conclude that a treatment is effective even if the change in appearance is subtle and not long-lasting. Second, as with other non-invasive, energy-based devices, the effect of the Thermage procedure varies from patient to patient and can be influenced by a number of factors, including the area of the body being treated, the age and skin laxity of the patient and operator technique.

Most published studies of our ThermaCool system have investigated the tissue-tightening effect of our monopolar RF technology in procedures on the face, using a single treatment with our first generation 1.0 cm2 ThermaTip and our prior procedure protocol, which involved the use of fewer energy pulses at a higher power than our current procedure protocol. There are no published, peer-reviewed studies regarding the effectiveness of our latest generation 0.25 cm2 and 3.0 cm2 ThermaTips or our current procedure protocol, which have essentially replaced our first generation tip and procedure protocol, or for procedures on other parts of the body. Additionally, we have not conducted any head-to-head clinical studies that compare our ThermaCool system to other aesthetic devices. Without head-to-head studies against competing alternative treatments, which we have no current plans to conduct, potential customers may not find clinical studies of our technology sufficiently compelling to purchase our ThermaCool system. If we decide to pursue additional studies in the future, they could be expensive and time consuming, and the data collected may not produce favorable or compelling results. If the results of such studies do not meet physicians’ expectations, our ThermaCool system may not become widely adopted, physicians may recommend alternative treatments for their patients, and our business may be harmed.

Our ability to market our ThermaCool system in the United States is limited to use in the non-invasive treatment of wrinkles and rhytids, and if we want to expand our marketing claims, we will need to obtain additional FDA clearances or approvals, which may not be granted.

Developing and promoting new applications for our ThermaCool system are elements of our growth strategy. We currently have U.S. Food and Drug Administration, or FDA, clearance in the United States to market our ThermaCool system for the non-invasive treatment of wrinkles and rhytids. This clearance restricts our ability to market or advertise our ThermaCool system for many specific indications, which could affect our growth. We intend to expand our line of ThermaTips for new applications and conditions. We are in the process of seeking, and intend to continue to seek, clearances from the FDA to expand our marketing efforts. We cannot predict whether we will receive such clearances. In the past, we have only sought and obtained FDA clearances for the treatment of wrinkles and rhytids. Future indications, such as cellulite, may be more difficult to obtain. The FDA may require us to conduct clinical trials to support a regulatory clearance or approval, which trials may be time-consuming and expensive, and may produce results that do not result in approval of our FDA application. In the event that we do not obtain additional FDA clearances, our ability to promote our ThermaCool system in the United States and to grow our revenue may be adversely affected.

Our business is not currently profitable, and we may not be able to achieve profitability even if we are able to generate significant revenue.

We incurred a loss of $6.6 million in 2003, a profit of $5.0 million in 2004, a loss of $8.2 million in 2005 and a loss of $3.8 million in the six months ended June 30, 2006. In the past, with increasing revenue, we have expanded our business and increased our expenses to meet anticipated increased demand for our ThermaCool system. We expect this trend to continue for the foreseeable future. We will have to increase our revenue while effectively managing our expenses in order to achieve profitability. We cannot predict if and when we will achieve profitability. Our failure to achieve and sustain profitability could negatively impact the market price of our common stock and require us to seek additional financing for our business.

It is difficult to forecast future performance, which may cause our financial results to fluctuate unpredictably.

Our limited operating history makes it difficult for us to predict future performance. Historically, the demand for our ThermaCool system has varied from quarter to quarter. A number of factors, over which we have limited or no control, may contribute to fluctuations in our financial results, such as:

•	delays in receipt of anticipated purchase orders;

•	seasonal variations in patient demand for aesthetic procedures;

•	performance of our independent distributors;

•	positive or negative media coverage of our ThermaCool system, the Thermage procedure or products of our competitors or our industry;

•	our ability to obtain further regulatory clearances or approvals;

•	delays in, or failure of, product and component deliveries by our subcontractors and suppliers;

•	changes in the length of the sales process;

•	customer response to the introduction of new product offerings; and

•	fluctuations in foreign currency.

Our operating performance has in the past been negatively impacted as we have attempted to determine the proper sales prices for our ThermaCool radiofrequency, or RF, generator and our single-use ThermaTips. Establishing appropriate pricing for our capital equipment and components has been challenging because there have not existed directly comparable competitive products. We may experience similar pricing challenges in the future as we introduce new products, which could have an unanticipated negative impact on our financial performance.

If there is not sufficient patient demand for Thermage procedures, practitioner demand for our ThermaCool system, including our single-use ThermaTips, could drop, resulting in unfavorable operating results.

Most procedures performed using our ThermaCool system are elective procedures, the cost of which must be borne by the patient, and are not reimbursable through government or private health insurance. The decision to undergo a Thermage procedure is thus driven by consumer demand, which may be influenced by a number of factors, such as:

•	our sales and marketing efforts directed toward consumers, as to which we have limited experience and resources;

•	the extent to which physicians recommend our procedures to their patients;

•	the cost, safety and effectiveness of a Thermage procedure versus alternative treatments;

•	general consumer sentiment about the benefits and risks of aesthetic procedures; and

•	consumer confidence, which may be impacted by economic and political conditions.

Our financial performance could be materially harmed in the event that any of the above factors discourage patients from seeking Thermage procedures.

Negative publicity regarding our Thermage procedure could harm demand, which would adversely affect sales and our financial performance.

We have in the past experienced, and expect that in the future we will experience, negative media exposure. Such publicity may present negative individual physician or patient experience regarding the safety or effectiveness of the Thermage procedure. Competitors could attempt to use such publicity to harm our reputation and disrupt current or potential future customer relationships. While, to date, we have not observed a material impact on our quarterly financial results of operations from negative publicity, future results could be negatively impacted. Additionally, while we believe that obtaining positive publicity is important to our success, and it is an important component of our marketing efforts, we have also not observed a material impact on our quarterly financial results of operations from positive publicity.

Our reputation and competitive position may be harmed not only by negative media exposure, but also by other publicly-available information suggesting that our Thermage procedure is not safe. For example, we file adverse event reports with the FDA that are publicly available on the FDA’s website if our product may have caused or contributed to a serious injury or malfunctioned in a way that would likely cause or contribute to a serious injury if it were to recur. There are under 200 such medical device reports, excluding duplicate reports, on the FDA’s website related to the Thermage procedure. Based upon an estimated 275,000 Thermage procedures performed to date, the rate of such reports is under 0.1%, with over 99.9% of procedures performed without an adverse event reported. Despite this safety record, competitors may attempt to harm our reputation by pointing to isolated injuries that have been reported or publicized, or by claiming that their product is superior because they have not filed as many adverse event reports with the FDA. Such negative publicity and competitor behavior could harm our reputation and our future sales.

The failure of our ThermaCool system to meet patient expectations or the occurrence of unpleasant side effects from the Thermage procedure could impair our financial performance.

Our future success depends upon patients having a positive experience with the Thermage procedure in order to increase physician demand for our products, as a result of both individual patients’ repeat business and as a result of word-of-mouth referrals. We believe that patients may be dissatisfied with the Thermage procedure if they find it to be too painful. Furthermore, Thermage patients may experience temporary swelling or reddening of the skin as a procedure side effect. In rare instances patients may receive burns, blisters, skin discoloration or skin depressions. Experiencing excessive pain, any of these side effects or adverse events could discourage a patient from having a Thermage procedure or discourage a patient from having additional procedures or referring Thermage procedures to others. In order to generate repeat and referral business, we also believe that patients must be satisfied with the effectiveness of the Thermage procedure. Results obtained from a Thermage procedure are subjective and may be subtle. A Thermage treatment may produce results that may not meet patients’ expectations. If patients are not satisfied with the procedure or feel that it is too expensive for the results obtained, our reputation and future sales will suffer.

Our success depends on growing physician adoption of our ThermaCool system and continued use of our ThermaTips.

Our target physician customers typically already own one or more aesthetic device products. Our ability to grow our business and convince physicians to purchase our ThermaCool system depends on the success of our sales and marketing efforts. Our business model involves both a capital equipment purchase of our ThermaCool RF generator and continued purchases by our customers of single-use ThermaTips. This may be a novel business model for many potential customers who may be used to competing products that are either exclusively capital equipment, such as many laser-based systems, or that are exclusively single-use products, such as Botox or dermal fillers. We must be able to demonstrate that the cost of our ThermaCool system and the revenue that the physician can derive from performing procedures using our product are compelling when compared to the cost and revenue associated with alternative products. When marketing to plastic surgeons, we must also, in some cases, overcome a bias against non-invasive aesthetic procedures. If we are unable to increase physician adoption of our ThermaCool system and use of our ThermaTips, our financial performance will be adversely affected.

We have limited sales and marketing experience and failure to build and manage our sales force or to market and distribute our ThermaCool system effectively could have a material adverse effect on our business.

We rely on a direct sales force to sell our ThermaCool system in the United States. In order to meet our anticipated sales objectives, we expect to grow our domestic sales organization significantly over the next several years. There are significant risks involved in building and managing our sales organization, including risks related to our ability to:

•	hire qualified individuals as needed;

•	provide adequate training for the effective sale of our ThermaCool system; and

•	retain and motivate our sales employees.

In addition, sales to non-traditional practitioners of aesthetic procedures is a key element of our growth strategy. However, our sales force historically has sold primarily to dermatologists and plastic surgeons. Also, our ThermaCool system competes with products that are well-established in the market. Accordingly, it is difficult for us to predict how well our sales force will perform. Our failure to adequately address these risks could have a material adverse effect on our ability to sell our ThermaCool system, causing our revenue to be lower than expected and harming our results of operations.

To successfully market and sell our ThermaCool system internationally, we must address many issues with which we have limited experience.

International sales accounted for 44% of our revenue for 2005 and 48% of our revenue for the six months ended June 30, 2006. We believe that a significant portion of our business will continue to come from international sales through increased penetration in countries where we currently sell our ThermaCool system, combined with expansion into new international markets. However, international sales are subject to a number of risks, including:

•	difficulties in staffing and managing our international operations;

•	difficulties in penetrating markets in which our competitors’ products are more established;

•	reduced or no protection for intellectual property rights in some countries;

•	export restrictions, trade regulations and foreign tax laws;

•	fluctuating foreign currency exchange rates;

•	foreign certification and regulatory clearance or approval requirements;

•	difficulties in developing effective marketing campaigns for unfamiliar, foreign countries;

•	customs clearance and shipping delays;

•	political and economic instability; and

•	preference for locally produced products.

If one or more of these risks were realized, it could require us to dedicate significant resources to remedy the situation, and if we are unable to find a solution, our revenue may decline.

To market and sell our ThermaCool system internationally, we depend on distributors, and they may not be successful.

We currently depend exclusively on third-party distributors to sell and service our ThermaCool system internationally and to train our international customers, and if these distributors terminate their relationships with us or under-perform we may be unable to maintain or increase our level of international revenue. We will also need to engage additional international distributors to grow our business and expand the territories in which we sell our ThermaCool system. Distributors may not commit the necessary resources to market, sell and service our ThermaCool system to the level of our expectations. If current or future distributors do not perform adequately, or if we are unable to engage distributors in particular geographic areas, our revenue from international operations will be adversely affected.

We compete against companies that have more established products, longer operating histories and greater resources, which may prevent us from achieving significant market penetration or increased operating results.

The aesthetics market is highly competitive and dynamic, and is marked by rapid and substantial technological development and product innovations. Demand for our ThermaCool system could be diminished by equivalent or superior products and technologies offered by competitors. Specifically, our ThermaCool system competes against a variety of offerings in the aesthetics market, including laser and other light-based medical devices, pharmaceutical products such as Botox, filler injections, chemical peels, microdermabrasion, liposuction, cosmetic surgical procedures and less invasive surgical solutions such as implanted sutures. Our closest competitors are makers of laser and other light-based devices, which include public companies such as Candela, Cutera, Cynosure, Lumenis, Palomar Medical Technologies and Syneron Medical, as well as many private companies.

Competing in the aesthetics market could result in price-cutting, reduced profit margins and loss of market share, any of which would harm our business, financial condition and results of operations. Our ability to compete effectively depends upon our ability to distinguish our company and our ThermaCool system from our competitors and their products, and on such factors as:

•	safety and effectiveness;

•	product pricing;

•	success of our marketing initiatives;

•	compelling clinical data;

•	intellectual property protection;

•	quality of customer support; and

•	development of successful distribution channels, both domestically and internationally.

Some of our competitors have more established products and customer relationships than we do, which could inhibit our market penetration efforts. For example, we have encountered, and expect to continue to encounter, situations where, due to pre-existing relationships, potential customers decided to purchase additional products from our competitors. Potential customers also may need to recoup the cost of expensive products that they have already purchased from our competitors and thus may decide not to purchase our ThermaCool system, or to delay such purchase. If we are unable to achieve continued market penetration, we will be unable to compete effectively and our business will be harmed.

In addition, some of our current and potential competitors have significantly greater financial, research and development, manufacturing, and sales and marketing resources than we have. Our competitors could utilize their greater financial resources to acquire other companies to gain enhanced name recognition and market share, as well as new technologies or products that could effectively compete with our existing product line. Given the relatively few competitors currently in the market, any business combination could exacerbate any existing competitive pressures, which could harm our business.

Competition among providers of devices for the aesthetics market is characterized by rapid innovation, and we must continuously develop new products or our revenue may decline.

While we attempt to protect our ThermaCool system through patents and other intellectual property rights, there are few barriers to entry that would prevent new entrants or existing competitors from developing products that compete directly with ours. For example, while we believe our monopolar RF technology maintains a strong intellectual property position, there are other companies employing competing technologies which claim to have a similar clinical effect to ours. Additionally, there are others who may market monopolar RF technology for competing purposes in a direct challenge to our intellectual property position. As we continue to create market demand for a non-surgical, non-invasive way to treat wrinkles, competitors will enter the market with other products making similar or superior claims. We expect that any competitive advantage we may enjoy from our current and future innovations may diminish over time, as companies successfully respond to our, or create their own, innovations. Consequently, we believe that we will have to continuously innovate and improve our ThermaCool system and technology to compete successfully. If we are unable to innovate successfully, our ThermaCool system could become obsolete and our revenue will decline as our customers purchase competing products.

We outsource the manufacturing and repair of key elements of our ThermaCool RF generator to a single manufacturing subcontractor.

We outsource the manufacture and repair of our RF generator and cooling module to a single contract manufacturer, Stellartech. If Stellartech’s operations are interrupted or if Stellartech is unable to meet our delivery requirements due to capacity limitations or other constraints, we may be limited in our ability to fulfill new customer orders or to repair equipment at current customer sites. Stellartech has limited manufacturing capacity, is itself dependent upon third-party suppliers and is dependent on trained technical labor to effectively repair our ThermaCool RF generator. In addition, Stellartech is a medical device manufacturer and is required to demonstrate and maintain compliance with the FDA’s Quality System Regulation, or QSR. If Stellartech fails to comply with the FDA’s QSR, its manufacturing and repair operations could be halted. In addition, both the availability of our product to support the fulfillment of new customer orders as well as our ability to repair those products installed at current customer sites would be impaired.

Our manufacturing operations and those of our key manufacturing subcontractors are dependent upon third-party suppliers, making us vulnerable to supply shortages and price fluctuations, which could harm our business.

The single source supply of our ThermaCool RF generator and cooling module from Stellartech could not be replaced without significant effort and delay in production. Also, several other components and materials that comprise our ThermaCool system are currently manufactured by a single supplier or a limited number of suppliers. In many of these cases, we have not yet qualified alternate suppliers and rely upon purchase orders, rather than long-term supply agreements. A supply interruption or an increase in demand beyond our current suppliers’ capabilities could harm our ability to manufacture our ThermaCool system until new sources of supply are identified and qualified. Our reliance on these suppliers subjects us to a number of risks that could harm our business, including:

•	interruption of supply resulting from modifications to or discontinuation of a supplier’s operations;

•	delays in product shipments resulting from uncorrected defects, reliability issues or a supplier’s variation in a component;

•	a lack of long-term supply arrangements for key components with our suppliers;

•	inability to obtain adequate supply in a timely manner, or to obtain adequate supply on commercially reasonable terms;

•	difficulty locating and qualifying alternative suppliers for our components in a timely manner;

•	production delays related to the evaluation and testing of products from alternative suppliers, and corresponding regulatory qualifications;

•	delay in delivery due to our suppliers prioritizing other customer orders over ours;

•	damage to our brand reputation caused by defective components produced by our suppliers;

•	increased cost of our warranty program due to product repair or replacement based upon defects in components produced by our suppliers; and

•	fluctuation in delivery by our suppliers due to changes in demand from us or their other customers.

Any interruption in the supply of components or materials, or our inability to obtain substitute components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers, which would have an adverse effect on our business.

If, in the future, we decide to perform additional manufacturing functions internally that we currently outsource, our business could be harmed by our limited manufacturing experience and related capabilities.

We currently perform certain value-added and proprietary manufacturing processes internally at our principal facility, and we outsource the manufacture of components, subassemblies and certain finished products, including our ThermaCool RF generator and cooling module, to a limited number of third parties. In the future, for financial or operational purposes, we may elect to perform additional component or system manufacturing functions internally. In that event, we would face a number of challenges beyond those that we currently address in our internal assembly, inspection, testing and certification activities. Our limited experience with potentially more complex and specialized manufacturing processes could lead to difficulties in producing sufficient quantities of manufactured items that meet our quality standards and that comply with applicable regulatory requirements in a timely and cost-effective manner. In addition, if we experience these types of internal manufacturing difficulties, it may be expensive and time consuming to engage a new or previous subcontractor or supplier to fulfill our replacement manufacturing needs. The occurrence of any of these events could harm our business.

We may not be able to develop an alternative cooling system that will be in compliance with changing environmental regulations in a timely or cost-effective manner.

Our cooling module relies upon a hydroflurocarbon, or HFC, called R134a, to protect the outer layer of the skin from over-heating while our device delivers RF energy to the subcutaneous tissue. New environmental regulations phasing out HFCs over the next decade have been adopted or are under consideration in a number of countries, and recent European Union directives require the phase-out of HFCs and prohibit the introduction of new products incorporating HFCs beginning in mid 2007. If we are unable to develop an alternative cooling system for our device which is not dependent on HFCs in a timely or cost-effective manner, our ThermaCool system may not be in compliance with environmental regulations, which could result in fines, civil penalties and the inability to sell our products in certain major international markets.

In addition, the impending restrictions on HFCs have reduced their current availability, as suppliers have lower incentive to expand production capacity or maintain existing capacity. This change in supply could expose us to supply shortages or increased prices for R134a, which could impair our ability to manufacture our ThermaCool system and adversely affect our results of operations.

We forecast sales to determine requirements for components and materials used in our ThermaCool system, and if our forecasts are incorrect, we may experience delays in shipments or increased inventory costs.

We keep limited materials, components and finished product on hand. To manage our manufacturing operations with our suppliers, we forecast anticipated product orders and material requirements to predict our inventory needs up to six months in advance and enter into purchase orders on the basis of these requirements.

Our limited historical experience may not provide us with enough data to accurately predict future demand. If our business expands, our demand for components and materials would increase and our suppliers may be unable to meet our demand. If we overestimate our component and material requirements, we will have excess inventory, which would increase our expenses. If we underestimate our component and material requirements, we may have inadequate inventory, which could interrupt, delay or prevent delivery of our ThermaCool system to our customers. Any of these occurrences would negatively affect our financial performance and the level of satisfaction our customers have with our business.

Even though we require training for users of our ThermaCool system and do not sell our ThermaCool system to non-physicians, there exists a potential for misuse, which could harm our reputation and our business.

While we only sell our ThermaCool system to licensed physicians who have met our training requirements, Federal regulations allow us to sell our ThermaCool system to “licensed practitioners.” The definition of “licensed practitioners” varies from state to state. As a result, our ThermaCool system may be operated by licensed practitioners with varying levels of training, and in many states by non-physicians, including physician assistants, registered nurses and nurse practitioners. Thus, in some states, the definition of “licensed practitioner” may result in the legal use of our ThermaCool system by non-physicians. Outside the United States, our independent distributors sell in many jurisdictions that do not require specific qualifications or training for purchasers or operators of our ThermaCool system. We do not supervise the procedures performed with our ThermaCool system, nor can we be assured that direct physician supervision of our equipment occurs according to our recommendations. We, and our distributors, require purchasers of our ThermaCool system to undergo an initial training session as a condition of purchase, but do not require ongoing training. In addition, we prohibit the sale of our system to companies that rent our system to third parties, but cannot prevent an otherwise qualified physician from contracting with a rental company in violation of their purchase agreement with us. The use of our ThermaCool system by non-physicians, as well as noncompliance with the operating guidelines set forth in our training programs, may result in product misuse and adverse treatment outcomes, which could harm our reputation and expose us to costly product liability litigation.

Product liability suits could be brought against us due to defective design, labeling, material or workmanship, or misuse of our ThermaCool system, and could result in expensive and time-consuming litigation, payment of substantial damages and an increase in our insurance rates.

If our ThermaCool system is defectively designed, manufactured or labeled, contains defective components or is misused, we may become subject to substantial and costly litigation by our customers or their patients. Misusing our ThermaCool system or failing to adhere to operating guidelines could cause significant skin damage and underlying tissue damage. In addition, if our operating guidelines are found to be inadequate, we may be subject to liability. We have been and may, in the future, be involved in litigation related to the use of our ThermaCool system. Product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizable damage awards against us. We may not have sufficient insurance coverage for all future claims. We may not be able to obtain insurance in amounts or scope sufficient to provide us with adequate coverage against all potential liabilities. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, could harm our reputation in the industry and reduce product sales. Product liability claims in excess of our insurance coverage would be paid out of cash reserves, harming our financial condition and reducing our operating results.

The dielectric material in our ThermaTips may degrade with prolonged operation of our device, which could, in turn, lead to skin burns. Our research and development staff is working to implement strategies to mitigate the risks associated with breakdown of the dielectric material in our ThermaTips. If we are unable to address this issue effectively, we could be subject to product liability litigation, as well as damage to our reputation in the marketplace, as a result of potential injury to patients.

After-market modifications to our ThermaTips by third parties and the development of counterfeit treatment tips could reduce ThermaTip sales, expose us to product liability litigation and dilute our brand quality.

Third parties have introduced adulterated after-market modifications to our ThermaTips which have enabled re-use of our ThermaTips in multiple procedures. Because our ThermaTips are designed to withstand a finite number of firings, modifications intended to increase the number of firings could result in patient injuries caused by the use of worn-out or damaged ThermaTips. In addition, third parties may seek to develop counterfeit treatment tips that are compatible with our ThermaCool system and available to practitioners at lower prices than our own. If security features incorporated into the design of our ThermaCool system are unable to prevent after-market modifications to our ThermaTips or the introduction of counterfeit treatment tips, we could be subject to reduced ThermaTip sales, product liability lawsuits resulting from the use of damaged or defective goods and damage to our reputation for providing a quality product.

We depend on skilled and experienced personnel to operate our business effectively. If we are unable to recruit, hire and retain these employees, our ability to manage and expand our business will be harmed, which would impair our future revenue and profitability.

Our success largely depends on the skills, experience and efforts of our officers and other key employees. We do not have employment contracts with any of our officers or other key employees. Any of our officers and other key employees may terminate their employment at any time. The loss of any of our senior management team members could weaken our management expertise and harm our business.

Our ability to retain our skilled labor force and our success in attracting and hiring new skilled employees will be a critical factor in determining whether we will be successful in the future. We may not be able to meet our future hiring needs or retain existing personnel. We will face particularly significant challenges and risks in hiring, training, managing and retaining engineering and sales and marketing employees, as well as independent distributors, most of whom are geographically dispersed and must be trained in the use and benefits of our ThermaCool system. Failure to attract and retain personnel, particularly technical and sales and marketing personnel, would materially harm our ability to compete effectively and grow our business.

Risks Related to Our Intellectual Property

Intellectual property rights may not provide adequate protection for our ThermaCool system, which may permit third parties to compete against us more effectively.

We rely on patent, copyright, trade secret and trademark laws and confidentiality agreements to protect our technology and ThermaCool system. As of June 30, 2006, we had 25 issued U.S. patents and eight issued foreign patents outside of the United States, mostly covering our ThermaCool system. Some of our system components are not, and in the future may not be, protected by patents. Additionally, our patent applications may not issue as patents or, if issued, may not issue in a form that will be advantageous to us. Any patents we obtain may be challenged, invalidated or legally circumvented by third parties. Consequently, competitors could market products and use manufacturing processes that are substantially similar to, or superior to, ours. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by consultants, vendors, former employees or current employees, despite the existence generally of confidentiality agreements and other contractual restrictions. Monitoring unauthorized uses and disclosures of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be effective. Moreover, we do not have patent rights in all foreign countries in which a market may exist, and where we have applied for foreign patent rights, the laws of many foreign countries will not protect our intellectual property rights to the same extent as the laws of the United States.

In addition, competitors could purchase our ThermaCool system and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our protected technology or develop their own competitive technologies that fall outside of our intellectual property rights. If our intellectual property is not adequately protected so as to protect our market against competitors’ products and methods, our competitive position could be adversely affected, as could our business.

We may be involved in future costly intellectual property litigation, which could impact our future business and financial performance.

Our industry has been characterized by frequent intellectual property litigation. Our competitors or other patent holders may assert that our ThermaCool system and the methods we employ are covered by their patents. If our ThermaCool system or methods are found to infringe, we could be prevented from marketing our ThermaCool system. In addition, we do not know whether our competitors or potential competitors have applied for, or will apply for or obtain, patents that will prevent, limit or interfere with our ability to make, use, sell, import or export our ThermaCool system. We may also initiate litigation against third parties to protect our own intellectual property. For example, in July 2004 we filed a lawsuit in federal court against Syneron, and during the course of the litigation we asserted infringement of six Thermage patents. This lawsuit was expensive and protracted, and was not resolved until a settlement was reached in June 2005. We believe that there are companies that are marketing or may, in the future, market products for competing purposes in a direct challenge to our intellectual property position, and we may be required to initiate litigation in order to stop them. We have notified certain competitors of our belief that they may be infringing or may need a license under one or more of our issued patents. These notices may result in litigation in the future in the United States or abroad. Our intellectual property has not been tested at trial. If we initiate litigation to protect our rights, we run the risk of having our patents invalidated, which would undermine our competitive position.

Litigation related to infringement and other intellectual property claims, with or without merit, is unpredictable, can be expensive and time-consuming and could divert management’s attention from our core business. If we lose this kind of litigation, a court could require us to pay substantial damages, and prohibit us from using technologies essential to our ThermaCool system, any of which would have a material adverse effect on our business, results of operations and financial condition. We do not know whether necessary licenses would be available to us on satisfactory terms, or whether we could redesign our ThermaCool system or processes to avoid infringement.

Competing products may also appear in other countries in which our patent coverage might not exist or be as strong. If we lose a foreign patent lawsuit, we could be prevented from marketing our ThermaCool system in one or more countries.

In addition, we may hereafter become involved in litigation to protect our trademark rights associated with our company name or the names used with our ThermaCool system. Names used with our ThermaCool system and procedures may be claimed to infringe names held by others or to be ineligible for proprietary protection. If we have to change the name of our company or ThermaCool system, we may experience a loss in goodwill associated with our brand name, customer confusion and a loss of sales.

Risks Related to Regulatory Matters

If we fail to obtain and maintain necessary FDA clearances for our ThermaCool system and indications, if clearances for future products and indications are delayed, not issued or rescinded or if there are federal or state level regulatory changes, our commercial operations would be harmed.

Our ThermaCool system is a medical device that is subject to extensive regulation in the United States by the FDA for manufacturing, labeling, sale, promotion, distribution and shipping. Before a new medical device, or a new use of or claim for an existing product, can be marketed in the United States, it must first receive either

510(k) clearance or premarketing approval from the FDA, unless an exemption applies. Either process can be expensive and lengthy. The FDA’s 510(k) clearance process usually takes from three to 12 months, but it can last significantly longer. The process of obtaining premarketing approval is much more costly and uncertain than the 510(k) clearance process, and it generally takes from one to three years, or even longer, from the time the application is filed with the FDA.

Medical devices may be marketed only for the indications for which they are approved or cleared. We have obtained 510(k) clearance for the non-invasive treatment of wrinkles and rhytids. However, our clearances can be revoked if safety or effectiveness problems develop. We also are subject to Medical Device Reporting regulations, which require us to report to the FDA if our product causes or contributes to a death or serious injury, or malfunctions in a way that would likely cause or contribute to a death or serious injury. Our ThermaCool system is also subject to state regulations which are, in many instances, in flux. Changes in state regulations may impede sales. For example, federal regulations allow our ThermaCool system to be sold to, or on the order of, “licensed practitioners,” as determined on a state-by-state basis. As a result, in some states, non-physicians may legally purchase and operate our ThermaCool system. However, a state could change its regulations at any time, disallowing sales to particular types of end users. We cannot predict the impact or effect of future legislation or regulations at the federal or state levels.

The FDA and state authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA or state agencies, which may include any of the following sanctions:

•	warning letters, fines, injunctions, consent decrees and civil penalties;

•	repair, replacement, refunds, recall or seizure of our product;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing our requests for 510(k) clearance or premarket approval of new products, new intended uses or modifications to our existing product;

•	withdrawing 510(k) clearance or premarket approvals that have already been granted; and

•	criminal prosecution.

If any of these events were to occur, our business could be harmed.

If we modify our FDA-cleared device, we may need to seek and obtain new clearances, which, if not granted, would prevent us from selling our modified product or require us to redesign our product.

Any modifications to an FDA-cleared device that would significantly affect its safety or effectiveness or that would constitute a major change in its intended use would require a new 510(k) clearance or possibly a premarket approval. We may not be able to obtain additional 510(k) clearances or premarket approvals for new products or for modifications to, or additional indications for, our existing product in a timely fashion, or at all. Delays in obtaining future clearances would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our revenue and potential future profitability. We have made modifications to our device in the past and may make additional modifications in the future that we believe do not or will not require additional clearances or approvals. If the FDA disagrees, and requires new clearances or approvals for the modifications, we may be required to recall and to stop marketing the modified device, which could harm our operating results and require us to redesign our product.

If we or our third-party manufacturers fail to comply with the FDA’s Quality System Regulation, our business would suffer.

We and our third-party manufacturers are required to demonstrate and maintain compliance with the FDA’s Quality System Regulation, or QSR. The QSR is a complex regulatory scheme that covers the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our product. The FDA enforces the QSR through periodic unannounced inspections. We have been, and anticipate in the future to be, subject to such inspections. Our failure, or the failure of our third-party manufacturers, to take satisfactory corrective action in response to an adverse QSR inspection could result in enforcement actions, including a public warning letter, a shutdown of our manufacturing operations, a recall of our product, civil or criminal penalties or other sanctions, which would cause our sales and business to suffer.

We may be unable to obtain or maintain international regulatory qualifications or approvals for our current or future products and indications, which could harm our business.

Sales of our ThermaCool system outside the United States are subject to foreign regulatory requirements that vary widely from country to country. In addition, the FDA regulates exports of medical devices from the United States. Complying with international regulatory requirements can be an expensive and time-consuming process and approval is not certain. The time required to obtain clearance or approvals, if required by other countries, may be longer than that required for FDA clearance or approvals, and requirements for such clearances or approvals may significantly differ from FDA requirements. We rely upon third-party distributors to obtain all regulatory clearances and approvals required in other countries, and these distributors may be unable to obtain or maintain such clearances or approvals. Our distributors may also incur significant costs in attempting to obtain and in maintaining foreign regulatory approvals or qualifications, which could increase the difficulty of attracting and retaining qualified distributors. If our distributors experience delays in receiving necessary qualifications, clearances or approvals to market our products outside the United States, or if they fail to receive those qualifications, clearances or approvals, we may be unable to market our products or enhancements in international markets effectively, or at all.

Risks Related to Our Capital Requirements and Finances

Our financial controls and procedures may not be sufficient to ensure timely and reliable reporting of financial information, which, as a public company, could materially harm our stock price and Nasdaq listing.

As a public company, we will require greater financial resources than we have had as a private company. We cannot provide you with assurance that our finance department has or will maintain adequate resources to ensure that we will not have any future material weakness in our system of internal controls. The effectiveness of our controls and procedures may in the future be limited by a variety of factors, including:

•	faulty human judgment and simple errors, omissions or mistakes;

•	fraudulent action of an individual or collusion of two or more people;

•	inappropriate management override of procedures; and

•	the possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial information.

If we fail to have effective controls and procedures for financial reporting in place, we could be unable to provide timely and accurate financial information and be subject to Nasdaq delisting, Securities and Exchange Commission investigation and civil or criminal sanctions.

We must implement additional and expensive procedures and controls in order to grow our business and organization and to satisfy new reporting requirements, which will increase our costs and require additional management resources.

As a public reporting company, we will be required to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, including expanded disclosures and accelerated reporting requirements and more complex accounting rules. Upon approval for listing as a public company on Nasdaq, we will also be required to comply with marketplace rules and the heightened corporate governance standards of Nasdaq. Compliance with Section 404 of the Sarbanes-Oxley Act and other SEC and Nasdaq requirements will increase our costs and require additional management resources. We recently have begun upgrading our procedures and controls and will need to continue to implement additional procedures and controls as we grow our business and organization and to satisfy new reporting requirements. If we are unable to complete the required Section 404 assessment as to the adequacy of our internal control over financial reporting, if we fail to maintain or implement adequate controls or if our independent registered public accounting firm is unable to provide us with an unqualified report as to the effectiveness of our internal control over financial reporting as of the date of our first Annual Report on Form 10-K for which compliance is required, our ability to obtain additional financing could be impaired. In addition, investors could lose confidence in the reliability of our internal control over financial reporting and in the accuracy of our periodic reports filed under the Securities Exchange Act. A lack of investor confidence in the reliability and accuracy of our public reporting could cause our stock price to decline.

Any acquisitions that we make could disrupt our business and harm our financial condition.

We expect to evaluate potential strategic acquisitions of complementary businesses, products or technologies. We may also consider joint ventures and other collaborative projects. We may not be able to identify appropriate acquisition candidates or strategic partners, or successfully negotiate, finance or integrate acquisitions of any businesses, products or technologies. Furthermore, the integration of any acquisition and management of any collaborative project may divert management’s time and resources from our core business and disrupt our operations. We do not have any experience with acquiring companies or products. If we decide to expand our product offerings beyond radiofrequency technologies, we may spend time and money on projects that do not increase our revenue. Any cash acquisition we pursue would diminish the proceeds from this offering available to us for other uses, and any stock acquisition would dilute our stockholders’ ownership. While we from time to time evaluate potential collaborative projects and acquisitions of businesses, products and technologies, and anticipate continuing to make these evaluations, we have no present understandings, commitments or agreements with respect to any acquisitions or collaborative projects.

Risks Related to This Offering

There has been no prior public market for our common stock and an active trading market may not develop.

Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active market may impair the value of your shares and your ability to sell your shares at the time you wish to sell them. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies, products or technologies by using our shares as consideration.

If our public guidance or our future operating performance does not meet investor expectations, our stock price could decline.

We anticipate that as a public company we will provide guidance to the investing community regarding our anticipated future operating performance. Our business typically has a short sales cycle, so that we do not have significant backlog of orders at the start of a quarter, and our ability to sell our ThermaCool system successfully is subject to many uncertainties, as discussed in this prospectus. In light of these factors, it is difficult for us to estimate with accuracy our future results. Our expectations regarding these results will be subject to numerous risks and uncertainties that could make actual results differ materially from those anticipated. If our actual results do not meet our public guidance or our guidance or actual results do not meet the expectations of third-party financial analysts, our stock price could decline significantly.

We expect that the price of our common stock will fluctuate substantially and you may not be able to sell the shares you purchase in this offering at or above the offering price.

The initial public offering price for the shares of our common stock sold in this offering is determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering. In addition, the market price of our common stock is likely to be highly volatile and may fluctuate substantially due to many factors, including:

•	volume and timing of sales of our ThermaCool system;

•	the introduction of new products or product enhancements by us or our competitors;

•	disputes or other developments with respect to our intellectual property rights or the intellectual property rights of others;

•	our ability to develop, obtain regulatory clearance or approval for and market new and enhanced products on a timely basis;

•	product liability claims or other litigation;

•	quarterly variations in our or our competitors’ results of operations;

•	sales of large blocks of our common stock, including sales by our executive officers and directors;

•	developments in our industry;

•	media exposure of our ThermaCool system or products of our competitors;

•	changes in governmental regulations or in the status of our regulatory approvals or applications;

•	changes in earnings estimates or recommendations by securities analysts; and

•	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

These and other factors may make the price of our stock volatile and subject to unexpected fluctuation.

New investors in our common stock will experience immediate and substantial dilution after this offering.

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in pro forma net tangible book value. If the holders of outstanding options exercise those options, you will incur further dilution. See “Dilution.”

A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

If our stockholders sell substantial amounts of our common stock in the public market after this offering, including shares issued upon the exercise of outstanding options or warrants, the market price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate. See “Shares Eligible for Future Sale.”

Our directors, officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

After this offering, our officers, directors and principal stockholders each holding more than 5% of our common stock collectively will control approximately         % of our outstanding common stock, without giving effect to the purchase of shares by any such persons in this offering. As a result, these stockholders, if they act together, will be able to control the management and affairs of our company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of our other stockholders.

We have broad discretion in the use of proceeds of this offering for working capital and general corporate purposes.

The net proceeds of this offering will be allocated to sales and marketing initiatives to support the ongoing commercialization of our ThermaCool system, research and development activities, repayment of our working capital line with GE Capital and general corporate purposes, as well as potential acquisitions of complementary products, technologies or businesses. Our management will have broad discretion over the use and investment of the net proceeds of this offering within those categories, and accordingly investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds, with only limited information concerning management’s specific intentions. See “Use of Proceeds.”

Anti-takeover provisions in our Amended and Restated Certificate of Incorporation and Bylaws, and Delaware law, contain provisions that could discourage a takeover.

Our Amended and Restated Certificate of Incorporation and Bylaws, and Delaware law, contain provisions that might enable our management to resist a takeover, and might make it more difficult for an investor to acquire a substantial block of our common stock. These provisions include:

•	a classified board of directors;

•	advance notice requirements to stockholders for matters to be brought at stockholder meetings;

•	a supermajority stockholder vote requirement for amending certain provisions of our Amended and Restated Certificate of Incorporation and Bylaws;

•	limitations on stockholder actions by written consent; and

•	the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer.

These provisions might discourage, delay or prevent a change in control of our company or a change in our management. The existence of these provisions could adversely affect the voting power of holders of common stock and limit the price that investors might be willing to pay in the future for shares of our common stock. See “Description of Capital Stock.”

We have a large number of authorized but unissued shares of stock, which could negatively impact you if you purchase our common stock in this offering.

The certificate of incorporation that will be effective upon the completion of this initial public offering will provide for 100,000,000 shares of authorized common stock, of which                 shares will be available for future issuance, and 10,000,000 shares of preferred stock, all of which will be available for future issuance. The issuance of additional shares of common stock may have a dilutive effect on earnings per share and relative voting power. We could use the shares of common stock that are available for future issuance in dilutive equity financing transactions, or to oppose a hostile takeover attempt or delay or prevent changes in control or changes in or removal of management, including transactions that are favored by a majority of the stockholders or in which the stockholders might otherwise receive a premium for their shares over then-current market prices or benefit in some other manner. See “Description of Capital Stock—Common Stock.”

Our board of directors will be authorized, without further stockholder approval, to issue up to 10,000,000 shares of preferred stock with such rights, preferences and privileges as our board may determine. These rights, preferences and privileges may include dividend rights, conversion rights, voting rights and liquidation rights that may be greater than the rights of our common stock. As a result, the rights of holders of our common stock will be subject to, and could be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. See “Description of Capital Stock—Preferred Stock.”

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our stock.

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of dividends on our common stock will depend on our earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. If we do not pay dividends, our stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects and plans and objectives of management are forward-looking statements.

Forward-looking statements include, but are not limited to, statements about:

•	the implementation of our business model and strategic plans for our business, product and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our ThermaCool system and technology;

•	our ability to operate our business without infringing the intellectual property rights of others;

•	estimates of our expenses, future revenue, capital requirements and our needs for additional financing;

•	the timing or likelihood of regulatory filings and approvals;

•	our use of proceeds from this offering;

•	our financial performance; and

•	competitive companies and technologies and our industry.

The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements that we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the section entitled “Risk Factors,” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the              shares of our common stock that we are selling in this offering will be approximately $             million, based on an initial public offering price of $             per share, the mid-point of the range on the front cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters’ overallotment option is exercised in full, we estimate that we will receive net proceeds of approximately $             million.

Of the net proceeds that we will receive from this offering, we expect to use approximately:

•	$ million for sales and marketing initiatives to support the ongoing commercialization of our ThermaCool system;

•	$ million for research and development activities, including support of product development, regulatory and clinical study initiatives; and

•	$5.0 million for repayment of our working capital line with GE Capital, $2.5 million of which bears interest at 10.2% per annum and is due in November 2008, and $2.5 million of which bears interest at 10.6% per annum and is due in December 2008.

We intend to use the remainder of our net proceeds for general corporate purposes. We may use a portion of our net proceeds to acquire complementary products, technologies or businesses; however, we currently have no agreements or commitments to complete any such transaction and are not involved in negotiations to do so. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending these uses, we intend to invest our net proceeds from this offering primarily in investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our common stock and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business. Our board of directors will determine the timing and amount of any such future dividends.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2006:

•	on an actual basis;

•	on a pro forma basis after giving effect to the automatic conversion of all outstanding shares of preferred stock into 12,042,274 shares of common stock and the reclassification of convertible preferred stock warrants from liabilities to stockholders’ equity (deficit) upon completion of this offering; and

•	on a pro forma as adjusted basis to reflect the receipt of the net proceeds from our sale of shares of common stock at the initial public offering price of $ per share in this offering, the mid-point of the range on the front cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes thereto appearing elsewhere in this prospectus.

	As of June 30, 2006
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands, except share and per share data)
Borrowings, net of current portion	$3,814	$3,814	$
Preferred stock warrants liability	5,177	—
Redeemable convertible preferred stock, $0.001 par value; 26,360,000 shares authorized, 12,042,274 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma as adjusted	45,169	—

Stockholders’ equity:
Preferred stock $0.001 par value; no shares authorized actual and 10,000,000 shares authorized pro forma and pro forma as adjusted; and no shares outstanding actual, pro forma or pro forma as adjusted
Common stock, $0.001 par value; 29,100,000 shares authorized, 4,328,176 shares issued and outstanding, actual; 16,370,450 shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	4	16
Additional paid-in capital	4,407	54,741
Deferred stock-based compensation	(7)	(7)
Notes receivable from stockholders	(562)	(562)
Accumulated deficit	(44,032)	(44,032)

Total stockholders’ equity (deficit)	(40,190)	10,156

Total capitalization	$13,970	$13,970	$

The above table excludes:

•	617,607 shares of common stock issuable upon the exercise of outstanding warrants as of June 30, 2006 at an exercise price of $4.50 per share;

•	3,145,579 shares of common stock issuable upon the exercise of outstanding options as of June 30, 2006 under our 1997 Stock Option Plan at a weighted-average exercise price of $1.70 per share;

•	234,756 shares of common stock reserved for issuance as of June 30, 2006 under our 1997 Stock Option Plan;

•	2,750,000 shares of common stock reserved for issuance under our 2006 Equity Incentive Plan; and

•	250,000 shares of common stock reserved for issuance under our 2006 Employee Stock Purchase Plan.

The table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

DILUTION

Our historical net tangible book value (deficit) as of June 30, 2006 was approximately $(40.2) million, or $(9.29) per share, based on 4,328,176 shares of common stock outstanding. Historical net tangible book value (deficit) per share is determined by dividing our total tangible assets less total liabilities and shares of redeemable preferred stock by the actual number of our outstanding shares of common stock. Our pro forma net tangible book value as of June 30, 2006 was approximately $10.2 million, or $0.62 per share, based on 16,370,450 shares of common stock outstanding after giving effect to the conversion of all outstanding shares of preferred stock into 12,042,274 shares of common stock. Pro forma net tangible book value per share represents our total tangible assets less our total liabilities, divided by the pro forma number of shares of common stock outstanding before giving effect to this offering.

After giving effect to the issuance and sale of              shares of common stock in this offering at an initial public offering price of $             per share, the mid-point of the range on the front cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of June 30, 2006 would have been $             million or $             per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $             per share and an immediate dilution in pro forma net tangible book value of $             per share to new investors purchasing our common stock in the offering at an initial public offering price of $             per share, the mid-point of the range on the front cover of this prospectus. Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this offering from the initial public offering price per share paid by a new investor. The following table illustrates the per share dilution without giving effect to the overallotment option granted to the underwriters:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of June 30, 2006	$(9.29)
Increase per share due to assumed conversion of all shares of preferred stock	9.91

Pro forma net tangible book value per share as of June 30, 2006	0.62
Increase per share attributable to new investors in this offering

Pro forma net tangible book value per share after the offering

Dilution of net tangible book value per share to new investors		$

The following table sets forth, as of June 30, 2006, on the pro forma basis discussed above, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders and to be paid by new investors purchasing shares of common stock in this offering. The table reflects an initial public offering price of $             per share, the mid-point of the range on the front cover of this prospectus before deducting estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
	(in thousands, except share and per share data)
Existing stockholders	16,370,450%		$48,450%			$2.96
New investors

Total		100.0%		$100.0%	$

The above discussion and tables exclude:

•	617,607 shares of common stock issuable upon the exercise of outstanding warrants as of June 30, 2006 at an exercise price of $4.50 per share;

•	3,145,579 shares of common stock issuable upon the exercise of outstanding options as of June 30, 2006 under our 1997 Stock Option Plan at a weighted-average exercise price of $1.70 per share;

•	234,756 shares of common stock reserved for issuance as of June 30, 2006 under our 1997 Stock Option Plan;

•	2,750,000 shares of common stock reserved for issuance under our 2006 Equity Incentive Plan; and

•	250,000 shares of common stock reserved for issuance under our 2006 Employee Stock Purchase Plan.

If the underwriters exercise their overallotment option in full to purchase              additional shares of common stock in this offering, the pro forma net tangible book value per share after the offering would be $             per share, the increase in pro forma net tangible book value per share to existing stockholders would be $             per share and the dilution to new investors purchasing shares in this offering would be $             per share.

SELECTED FINANCIAL DATA

The following table presents selected historical financial data. We derived the selected statements of operations data for the years ended December 31, 2003, 2004 and 2005 and balance sheet data as of December 31, 2004 and 2005 from our audited financial statements and notes thereto that are included elsewhere in this prospectus. We derived the selected statements of operations data for the years ended December 31, 2001 and 2002 and the balance sheet data as of December 31, 2001, 2002 and 2003 from our audited financial statements that do not appear in this prospectus. We derived the statements of operations data for the six months ended June 30, 2005 and 2006 and the balance sheet data as of June 30, 2006 from our unaudited financial statements that are included elsewhere in this prospectus. The unaudited interim financial statements have been prepared on the same basis as our audited annual financial statements and, in our opinion, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the results of operations for the periods ended June 30, 2005 and 2006 and our financial condition as of June 30, 2006. The historical results are not necessarily indicative of the results to be expected for any future periods and the results for the six months ended June 30, 2006 should not be considered indicative of results expected for the full fiscal year.

You should read the following financial information together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

The pro forma per share data give effect to the conversion of all outstanding convertible preferred stock into common stock prior to the closing of this offering and adjustments to eliminate charges associated with our preferred stock warrant liability.

Statement of Operations Data

(in thousands of dollars, except share and per share data)	Years Ended December 31,					Six Months Ended June 30,
	2001	2002	2003	2004	2005	2005	2006
Net revenue	$—	$1,704	$24,910	$50,384	$40,655	$22,817	$27,062
Cost of revenue	—	1,807	12,566	12,452	12,309	6,286	7,679

Gross margin	—	(103)	12,344	37,932	28,346	16,531	19,383

Operating expenses
Sales and marketing		2,694	8,945	15,596	19,997	10,118	12,150
Research and development	9,268	7,316	6,569	8,490	8,908	4,287	4,940
General and administrative	1,503	1,541	3,612	8,873	7,414	3,962	4,657
Litigation settlement gain			—	—	(1,646)	(1,646)	—

Total operating expenses	10,771	11,551	19,126	32,959	34,673	16,721	21,747

Income (loss) from operations	(10,771)	(11,654)	(6,782)	4,973	(6,327)	(190)	(2,364)
Interest and other income	335	253	205	177	340	143	240
Interest and other expense	(10)	(8)	(7)	(14)	(1,549)	(13)	(1,628)

Income (loss) before income taxes and cumulative effect of change in accounting principle	(10,446)	(11,409)	(6,584)	5,136	(7,536)	(60)	(3,752)
Provision for income taxes	—	—	—	(103)	—	—	—

Net income (loss) before cumulative effect of change in accounting principle	(10,446)	(11,409)	(6,584)	5,033	(7,536)	(60)	(3,752)

Cumulative effect of change in accounting principle	—	—	—	—	(697)	—	—

Net income (loss)	$(10,446)	$(11,409)	$(6,584)	$5,033	$(8,233)	$(60)	$(3,752)

Net income (loss) allocable to common stockholders	$(10,446)	$(11,409)	$(6,584)	$1,233	$(8,233)	$(60)	$(3,752)

Net income (loss) per share — basic and diluted:
Before cumulative effect of change in accounting principle					$(2.06)	$(0.02)
Cumulative effect of change in accounting principle					(0.19)	—

Net income (loss) per share — basic	$(5.73)	$(6.10)	$(2.85)	$0.41	$(2.25)	$(0.02)	$(0.91)

Net income (loss) per share — diluted	$(5.73)	$(6.10)	$(2.85)	$0.30	$(2.25)	$(0.02)	$(0.91)

Weighted average shares outstanding used in calculating net income (loss) per common share:
Basic	1,824,386	1,868,232	2,307,238	3,023,225	3,664,990	3,562,659	4,132,187

Diluted	1,824,386	1,868,232	2,307,238	16,549,946	3,664,990	3,562,659	4,132,187

Pro forma net loss per share — basic					$(0.39)		$(0.16)

Pro forma net loss per share — diluted					$(0.39)		$(0.16)

Pro forma weighted average shares outstanding used in calculating net loss per share:
Basic					15,707,264		16,174,461

Diluted					15,707,264		16,174,461

	As of December 31,					As of June 30, 2006
	2001	2002	2003	2004	2005
	(in thousands)
Balance Sheet Data
Cash and cash equivalents	$2,616	$15,588	$12,383	$11,706	$10,121	$10,175
Working capital	697	15,317	9,435	12,110	10,947	11,176
Total assets	3,230	19,399	17,667	26,202	24,032	23,947
Borrowings, less current portion	61	5	18	13	4,040	3,814
Preferred stock warrant liability	—	—	—	—	3,937	5,177
Redeemable convertible preferred stock	20,225	45,013	45,167	45,169	45,169	45,169
Total stockholders’ deficit	$(19,076)	$(28,826)	$(35,189)	$(29,440)	$(38,733)	$(40,190)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus.

Overview

We design, develop, manufacture and market medical devices for the non-invasive treatment of wrinkles. We were incorporated in 1996, and through the third quarter of 2002, we were principally engaged in development and regulatory clearance activities. We received FDA clearance to market our ThermaCool system for treatment of periorbital wrinkles and rhytids in the fourth quarter of 2002 and for the treatment of facial wrinkles and rhytids in June 2004. In December 2005, we received FDA clearance to market our ThermaCool system for the treatment of wrinkles and rhytids, without limitation to particular areas of the body. Our patented and FDA-cleared ThermaCool system uses radiofrequency, or RF, energy to heat and shrink collagen and tighten tissue while simultaneously cooling and protecting the surface of the skin. The ThermaCool system consists primarily of an RF generator and cooling module with a reusable handpiece, a variety of consumable, single-use ThermaTips that attach to the handpiece, and several other consumable accessories. Since 2002, we have developed several ThermaTips that a physician can select based on the area of the body being treated. We currently offer four ThermaTip sizes in several configurations of pulse counts, pulse durations and heating profiles for efficient implementation of treatment guidelines. Our customers primarily consist of dermatologists and plastic surgeons. As of June 30, 2006, we had an installed base of over 1,800 ThermaCool RF generators and had sold over 275,000 ThermaTips.

Significant Business Trends

We derive revenue primarily from the sale of ThermaTips and other consumables and sales of our ThermaCool RF generator. For 2003, 2004 and 2005, we derived 29%, 60% and 66%, respectively, of our revenue from ThermaTip and other consumable sales, and 70%, 39% and 31%, respectively, of our revenue from ThermaCool RF generator sales. As the installed base of ThermaCool RF generators has grown, so too have grown the number of physicians performing our Thermage procedure, and, consequently, sales of disposable ThermaTips have increased as a percentage of revenue versus generator sales. We expect this trend to continue, and we expect to derive a greater percentage of our revenue from sales of ThermaTips and other consumables in the future. The balance of our revenue is derived from product service and shipping. Variations in unit sales of ThermaTips and our ThermaCool RF generator may significantly impact revenue in a given quarter.

We market the ThermaCool system, including our single-use ThermaTips, in the United States to physicians through a direct sales force and internationally through a network of 29 distributors in 70 countries. In 2003, 2004 and 2005 and the six months ended June 30, 2006, we derived 79%, 72%, 56% and 52%, respectively, of our revenue from sales of our products and services within the United States. For 2003, 2004, 2005 and the six months ended June 30, 2006, we derived 21%, 28%, 44% and 48%, respectively, of our revenue from sales of our products and services outside the United States. We believe that a significant portion of our business will continue to come from international sales through increased penetration in countries where we currently sell our ThermaCool system, combined with expansion into new international markets. The percentages of our revenue by region are presented in the below table:

	Years Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
United States	79%	72%	56%	59%	52%
Asia Pacific	12%	16%	23%	21%	23%
Europe/Middle East	0%	3%	11%	11%	14%
Rest of World	9%	9%	10%	9%	11%

Total	100%	100%	100%	100%	100%

We expect our operating expenses to increase in the future as a result of increased sales and marketing activity to promote revenue growth and geographic expansion, continued research and development of new products and technologies, and increased general and administrative expenses to support our overall anticipated growth and public company requirements. We also expect additional stock-based compensation expense in future periods due to our adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, beginning January 1, 2006.

Future operating results are difficult to predict accurately. We anticipate that our quarterly results of operations may fluctuate for the foreseeable future due to several factors, including the timing of introduction and the degree of acceptance of future product offerings, unanticipated interruptions and expenses related to our manufacturing operations, and the performance of our direct sales force and international distributors.

Significant Industry Factors

The growth of our business relies on our ability to continue to develop new products, applications and innovative technologies, obtain and maintain regulatory clearances for our products, protect our proprietary technology and products and our manufacturing processes, manufacture our products cost-effectively, and successfully market and distribute our products. Our industry is characterized by seasonally lower demand during the third calendar quarter of the year. Additionally, our industry is highly competitive and our success depends on our ability to compete successfully. We believe that media coverage of our products and procedure may impact our long-term success, though, to date, we have not observed any material effect, positive or negative, of media exposure on our financial results of operations. A detailed discussion of these and other factors that impact our business is provided in the “Risk Factors” section in this prospectus.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenue and expenses, and disclosures at the date of the financial statements. On a periodic basis, we evaluate our estimates, including those related to accounts receivable, inventories and warranty reserve. We use authoritative pronouncements, historical experience and other assumptions as the basis for making estimates. Actual results could differ from those estimates.

We believe that the following critical accounting policies are affected by our more significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104. Product revenue is recognized when title and risk of ownership have been transferred, provided that persuasive evidence of an arrangement exists, the price is fixed and determinable, remaining obligations are insignificant and collectibility is reasonably assured. Transfer of title and risk of ownership occur when the product is shipped to the customer. Revenue is recorded net of customer and distributor discounts. Revenue from the sale of extended service contracts for products beyond their warranty term is recognized on a straight-line basis over the period of the applicable extended contract. We also earn service revenue from customers outside of their warranty term or extended service contracts. Such service revenue is recognized as the services are provided.

Our ThermaCool RF generator sales in the United States typically have post-sale obligations of installation and training. These obligations are fulfilled after product shipment, and in these cases, we recognize revenue in accordance with the multiple element accounting guidance set forth in Emerging Issues Task Force No. 00-21, Revenue Arrangements with Multiple Deliverables. When we have objective and reliable evidence of fair value of the undelivered elements, we defer revenue attributable to the post-shipment obligations and recognize such revenue when the obligation is fulfilled. Otherwise, we will defer all revenue until all elements are delivered.

We sell to end-users in the United States and to distributors outside of the United States. Sales to distributors do not include return rights. We typically recognize revenues upon shipment for sales to our independent third party distributors as we have no continuing obligations subsequent to shipment, other than replacement parts warranty coverage. The distributors are responsible for all marketing, sales, installation, training and warranty services for our products. We do not provide price protection or stock rotation rights to any of our distributors. In addition, our distributor agreements do not allow the distributor to return or exchange products and the distributor is obligated to pay us for the sale regardless of whether the distributor is able to resell the product. In the quarter ended December 31, 2005, we changed our standard distributor payment terms from upfront payments to payments due within 30 days of shipment. For sales transactions with non-standard extended payment terms or when collectibility is not reasonably assured, we recognize revenue upon receipt of cash payment. At December 31, 2005 and June 30, 2006, we had deferred revenue balances of $0.3 million and $0.1 million, respectively, related to sales transactions with extended payment terms.

Certain of our physician customers in the United States who purchased systems prior to August 2003 had the general right to return unused consumable products. Prior to 2004, we lacked sufficient historical experience to reliably estimate sales returns and therefore deferred recognition of revenue and cost of revenues related to such transactions until there was sufficient evidence that the products had been consumed. Since 2004, we have had a sufficient historical basis to estimate return rates and have recorded revenue on such transactions upon shipment, provided that all other revenue recognition criteria are met. Deferred revenues and deferred cost of revenues related to return rights at December 31, 2003 of $0.6 million and $0.1 million, respectively, were recognized in 2004.

Accounts Receivable

Accounts receivable are typically unsecured and derived from revenues earned from customers. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We estimate appropriate allowances based upon any specific customer collection issues that we have identified. Our assessment of the ability of our customers to pay generally includes direct contact with the customer, a review of their financial status, as well as consideration of their payment history with us. Allowance for doubtful accounts was $0 and $29,000 at December 31, 2004 and 2005, respectively. Doubtful account write-offs have been insignificant during the years ended December 31, 2003, 2004, 2005 and the six month period ended June 30, 2006.

Warranty Reserve

We provide for the estimated cost of product warranties at the time revenue is recognized. As we sell new products to our customers, we must exercise considerable judgment in estimating the expected failure rates. Should actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability would be required. Our estimated warranty liability was $0.3 million, $0.3 million and $0.3 million at December 31, 2004 and 2005 and June 30, 2006, respectively. We offer a three year warranty for systems sold in the United States and a one year replacement parts warranty for systems sold to distributors. We also provide a warranty for our consumable products.

Inventory

We state our inventories at the lower of cost or market value, cost being determined on a standard cost basis (which approximates actual cost on a first-in, first-out basis) and market value being determined as the lower of replacement cost or net realizable value. Standard costs are monitored on a monthly basis and updated at least annually and as necessary to reflect changes in raw material costs and labor and overhead rates. Inventory reserves are established when conditions indicate that the selling price could be less than cost due to physical deterioration, usage, obsolescence, reductions in estimated future demand and reductions in selling prices. Inventory reserves are charged to cost of revenue and establish a lower cost basis for the inventory. We balance the need to maintain strategic inventory levels with the risk of obsolescence due to changing technology and customer demand levels. Unfavorable changes in market conditions may result in a need for additional inventory reserves that could adversely impact our gross margins. Conversely, favorable changes in demand could result in higher gross margins. Our inventory reserves as of December 31, 2004 and 2005 and June 30, 2006 were $0.7 million, $1.0 million and $0.9 million, respectively.

Litigation and Claims

We routinely assess the likelihood of any adverse judgments or outcomes related to legal matters and claims, as well as ranges of probable losses. A determination of the amount of the reserves required, if any, for these contingencies is made after thoughtful analysis of each known issue and an analysis of historical experience in accordance with Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies,” or SFAS No. 5, and related pronouncements. Also in accordance with SFAS No. 5, we do not record gain contingencies.

Income Taxes

We account for income taxes under the liability method. Under this method, we determine deferred tax assets and liabilities at the balance sheet date based upon the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. The tax consequences of most events recognized in the current year’s financial statements are included in determining income taxes currently payable. However, because tax laws and financial accounting standards differ in their recognition and measurement of assets, liabilities, equity, revenues, expenses and gains and losses, differences arise between the amount of taxable income and pretax financial income for a year and between the tax bases of assets or liabilities and their reported amounts in our financial statements. Because it is assumed that the reported amounts of assets and liabilities will be recovered and settled, respectively, a difference between the tax basis of an asset or a liability and its reported amount on the balance sheet will result in a taxable or a deductible amount in some future years when the related liabilities are settled or the reported amounts of the assets are recovered. We then assess the likelihood that our deferred tax assets will be recovered from future taxable income and unless we believe that recovery is more likely than not, we must establish a valuation allowance to reduce the deferred tax assets to the amounts expected to be realized. As part of the process of preparing our financial statements, we are required to estimate our income taxes. This process involves estimating our current tax liability, together with assessing temporary differences that may result in deferred tax assets.

Based on the available objective evidence, we believe it is more likely than not that the net deferred tax assets will not be fully realized. Accordingly, we have provided a full valuation allowance on those assets and no benefit has been recognized for our net operating loss and other deferred tax assets. Accordingly, deferred tax valuation allowances have been established as of December 31, 2003, 2004 and 2005 and June 30, 2006 to reflect these uncertainties. If we are able to demonstrate consistent profitability in the future, and we are able to establish that recovery is more likely than not, we would reduce the valuation allowance at a future date. As of December 31, 2005, we had federal and state net operating loss carryforwards of approximately $34.0 million and $20.0 million, respectively, available to reduce future taxable income, if any, for federal and state income taxes, respectively. The net operating loss carryforwards begin to expire in 2011 and 2010 for federal and state income tax purposes, respectively. Utilization of the net operating loss carryforwards may be subject to an annual limitations due to the ownership percentage change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of the net operating loss carryforwards before utilization.

Stock-Based Compensation Expense

Prior to January 1, 2006, we accounted for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB No. 25, and its interpretations and complied with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of our stock and the exercise price. Employee stock-based compensation is amortized on a straight-line basis over the vesting period of the underlying options. SFAS No. 123 defines a “fair value” based method of accounting for an employee stock option or similar equity investment.

During the year ended December 31, 2005 and the six-month period ended June 30, 2006, we issued stock options to certain employees with exercise prices below the fair market value of our common stock at the date of grant, determined with hindsight. The fair value of the common stock for options granted during January 1, 2005 through June 30, 2006 was originally estimated by our board of directors, with input from management. Prior to the second quarter of 2006, there was significant uncertainty around the timing of an initial public offering and we relied on the determination of our board of directors in reaching contemporaneous valuations of our common stock. Our board of directors includes several members with substantial experience in the valuation of venture-backed, privately-held companies such as ours. In addition, the board members have significant experience in the medical device industry and are familiar with issues surrounding the valuation of options and other securities of medical device companies. Subsequently, we reassessed the valuations of common stock relating to grants of options during the 18 months ended June 30, 2006. As disclosed more fully in Note 9 of the notes to our financial statements, we granted stock options with exercise prices ranging from $1.90 to $4.00 during the 18 months ended June 30, 2006. We retrospectively estimated the fair value of our common stock based upon several factors, including our operating and financial performance, progress and milestones attained in our business, past sales of convertible preferred stock, and the expected valuation that we would obtain in an initial public offering. We have reviewed these key factors and events between each date and have determined that the combination of these factors and events reflect a true measurement of our relative fair value over an extended period of time and believe that the fair value of our common stock is appropriately reflected using a linear progression from $4.00 per share of common stock at January 1, 2005, to $11.93 at June 30, 2006. The common stock value of $4.00 per share at January 1, 2005 represented 90% of the price of our most recently issued convertible preferred stock in May 2003 and June 2002. We considered that a 10% discount from the most recent value of preferred stock at January 1, 2005 appropriately reflected the superior preferred stockholders’ rights, privileges and preferences over the common stock and uncertainty over our future growth prospects. The common stock value of $11.93 per share at June 30, 2006 represented 90% of our estimated mid-point valuation for a projected initial public offering, based upon preliminary discussions with our investment bankers during 2006. The value of our common stock increased between January 1, 2005 and June 30, 2006 due to improved operating performance, which we believe resulted from competitive prices, new product introductions, including introduction of a larger treatment tip that reduced procedure time, improvements to our sales and marketing functions, and more effective advertising programs. We believe that this improved performance has been due to significant efforts over an extended period of time rather than to any particular events at particular moments in time, and that the linear progression model takes into account the appropriate increases in the fair market value of the common stock during this period. Although it is reasonable to expect that the completion of our initial public offering may add value to the shares as a result of increased liquidity and marketability, the amount of additional value cannot be measured with precision or certainty. In accordance with the requirements of APB No. 25, we have recorded deferred stock-based compensation for the difference between the exercise price of the stock options granted during the year ended December 31, 2005 and the fair market value of our stock at the date of grant, determined with hindsight. The aggregate intrinsic value of the outstanding options vested and expected to vest at June 30, 2006 was $29.8 million, based upon an estimated fair value of common stock at June 30, 2006 of $11.93 per share.

Effective January 1, 2006, we adopted the fair value provisions of Statement of Financial Accounting Standards No. 123R, Share-Based Payment, or SFAS No. 123R, which supersedes previous accounting under APB No. 25. SFAS No. 123R requires the recognition of compensation expense, using a fair-value based method, for costs related to all share-based payments including stock options. SFAS No. 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. We adopted SFAS No. 123R using the prospective transition method, which requires that for nonpublic entities that used the minimum value method for either pro forma or financial statement recognition purposes, SFAS No. 123R shall be applied to option awards granted, modified, repurchased or cancelled after the required effective date. For options granted prior to the SFAS No. 123R effective date, which the requisite service period has not been performed as of January 1, 2006, we will continue to recognize compensation expense on the remaining unvested awards under the intrinsic-value method of APB No. 25. For options accounted for under APB No. 25 that were granted prior to January 1, 2006 and then modified after January 1, 2006, we will apply SFAS No. 123R to these option grants upon the date of modification. All option grants valued after January 1, 2006 will be expensed on a straight-line basis.

Under SFAS No. 123R, we calculated the fair value of the stock option grants using the Black-Scholes option-pricing model. For the six months ended June 30, 2006, the fair value was based on the following weighted average assumptions: the expected term of 4.25 years; the expected volatility of 55%, the risk free interest rate of 4.77% and 0.0% for the dividend yield. Estimated volatility for the six months ended June 30, 2006 reflects the application of SAB 107 interpretive guidance and, accordingly, due to a lack of historical information regarding the volatility of our stock price, incorporates historical and implied volatility of similar public entities in the aesthetics market. The expected term has been computed based upon the vesting term, cancellation history, historical exercises and contractual term of the options. Future expense amounts for any particular quarterly or annual period could be affected by changes in our assumptions or changes in market conditions.

We account for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Equity instruments issued to non-employees are recorded at their fair value on the measurement date and are subject to periodic adjustment as the underlying equity instruments vest. Non-employee stock-based compensation charges are amortized over the vesting period, on a straight-line basis.

Results of Operations

Six Months Ended June 30, 2005 and June 30, 2006

Net Revenue.    Revenue is derived from the sale of single-use ThermaTips and other consumables, ThermaCool RF generator sales, and service and other revenue. Net revenue increased $4.3 million, or 19%, from $22.8 million to $27.1 million for the six months ended June 30, 2005 and 2006, respectively. Sales of ThermaTips and other consumables increased $4.3 million, or 28%, from $15.3 million to $19.6 million for the six months ended June 30, 2005 and 2006, respectively. Sales of ThermaCool RF generator decreased $0.3 million, or 4%, from $6.9 million to $6.7 million for the six months ended June 30, 2005 and 2006, respectively. Product unit volume of ThermaTips was 45,848 units and 65,964 units for the six month ended June 30, 2005 and 2006, respectively. Product unit volume of our ThermaCool RF generator was 215 units for each of the six months ended June 30, 2005 and 2006, respectively. International sales to distributors accounted for 41% and 48% of revenue for the six months ended June 30, 2005 and 2006, respectively. The increase in revenue was driven by increased adoption of our 3.0 cm2 ThermaTip, the introduction of our new 0.25 cm2 ThermaTip and expansion into new international markets, partially offset by lower average selling prices beginning in April 2005.

Cost of Revenue.    Our cost of revenue consists primarily of material, labor and manufacturing overhead expenses. Cost of revenue increased $1.4 million, or 22%, from $6.3 million to $7.7 million for the six months ended June 30, 2005 and 2006, respectively. The increase was primarily due to the increased volume of ThermaTips and other consumables sold. Gross margin was 72% and 72% for the six months ended June 30, 2005 and 2006, respectively.

Sales and Marketing.    Sales and marketing expenses consist primarily of personnel costs and costs related to customer-attended workshops and trade shows, marketing, customer service and business development. Sales and marketing expenses increased $2.0 million, or 20%, from $10.1 million to $12.1 million for the six months ended June 30, 2005 and 2006, respectively. The increase was primarily attributable to an increase of $0.8 million in personnel and commission costs and $0.3 million in related travel expenses associated with the expansion of our international sales force and marketing staff, as well as an increase of $0.2 million in promotional costs primarily due to an increased number of customer workshops, trade shows and promotional efforts and an increase in stock-based compensation charges of $0.7 million.

Research and Development.    Research and development expenses consist primarily of personnel costs, clinical and regulatory costs, material costs and regulatory and quality assurance costs not directly related to the manufacturing of our products. Research and development expenses increased $0.6 million, or 15%, from $4.3 million to $4.9 million for the six months ended June 30, 2005 and 2006, respectively. The increase was primarily related to increased clinical studies costs of $0.1 million, development of a new proprietary generator platform and research into new applications of $0.3 million and increased stock-based compensation charges of $0.2 million.

General and Administrative.    General and administrative expenses consist primarily of personnel costs, legal and accounting fees, information technology costs, human resources costs and other general operating expenses. General and administrative expenses increased $0.7 million, or 18%, from $4.0 million to $4.7 million for the six months ended June 30, 2005 and 2006, respectively. The increase was primarily attributable to $0.7 million in increased stock-based compensation charges during the six months ended June 30, 2006.

Litigation Settlement.    In June 2005, we reached an agreement with Syneron that settled patent-related claims of the parties against each other. Under this agreement, the parties granted each other non-exclusive paid-up licenses under the patents in the suit and related patents. We received a one-time payment of $1.8 million, recorded net of certain legal expenses as $1.6 million. The license granted to Syneron excludes the right to utilize our monopolar RF and capacitive electrical coupling and the license granted to us excludes the right to utilize Syneron’s Electro-Optical Synergy technology.

Interest and Other Income.    Interest and other income consists primarily of interest income generated from our cash and cash equivalent balances. Interest and other income increased $97,000, or 68%, from $143,000 to $240,000 for the six months ended June 30, 2005 and 2006, respectively due to higher average cash balances resulting from the proceeds of our GE Capital borrowings.

Interest and Other Expense.    Interest and other other expense of $1.6 million for the six months ended June 30, 2006 consists primarily of approximately $1.2 million of expense related to changes in the fair value of our convertible preferred stock warrants under FSP 150-5 and approximately $0.4 million of interest expense on our GE Capital borrowings. Interest and other other expense for the comparable time period in 2005 was $13,000 and consisted primarily of interest expense on borrowings. We drew $5.0 million from GE Capital in the fourth quarter of 2005.

Years Ended December 31, 2004 and December 31, 2005

Net Revenue.    Net revenue decreased $9.7 million, or 19%, from $50.4 million in 2004 to $40.7 million in 2005. Sales of ThermaTips and other consumables decreased $3.1 million, or 10%, from $30.1 million in 2004 to $27.0 million in 2005. Sales of ThermaCool RF generator decreased $7.1 million, or 36%, from $19.7 million in 2004 to $12.6 million in 2005. Product unit volume of ThermaTips was 94,099 units and 83,662 units for 2004 and 2005, respectively. Product unit volume of ThermaCool RF generator was 612 units and 408 units for 2004 and 2005, respectively. International sales to distributors accounted for 28% and 44% of revenue for 2004 and 2005, respectively. The decrease in revenue was primarily attributable to a decline in unit volume sales resulting from the reorganization of our U.S. sales force in 2005, which led to the replacement of over 50% of our sales personnel, as well as a reduction in pricing of ThermaCool RF generator and most ThermaTips of 10% to 15%, partially offset by expansion into new international markets.

Cost of Revenue.    Cost of revenue decreased $0.2 million, or 1%, from $12.5 million in 2004 to $12.3 million in 2005. The decrease was primarily due to the decrease in sales. Gross margin decreased from 75% in 2004 to 70% in 2005, primarily as a result of a reduction in product pricing.

Sales and Marketing.    Sales and marketing expenses increased $4.4 million, or 28%, from $15.6 million in 2004 to $20.0 million in 2005. The increase was primarily attributable to an increase of $1.8 million in personnel costs and $0.5 million in related travel expenses associated with the expansion of our international sales force and marketing staff, as well as an increase of $1.4 million in promotional costs primarily due to an increased number of customer workshops, trade shows and promotional efforts. Stock-based compensation charges accounted for $0.1 million of the year-over-year increase in expenses.

Research and Development.    Research and development expenses increased $0.4 million, or 5%, from $8.5 million in 2004 to $8.9 million in 2005. The increase was primarily related to the development of our 3.0 cm2 ThermaTip, which was commercially launched in the fourth quarter of 2005, our 0.25 cm2 ThermaTip, which was commercially launched in the first quarter of 2006, development of a new proprietary generator platform, additional expenditures on research into new applications.

General and Administrative.    General and administrative expenses decreased $1.5 million, or 16%, from $8.9 million in 2004 to $7.4 million in 2005. The decrease was primarily attributable to a $1.0 million decrease in patent litigation costs regarding an infringement suit we initiated against Syneron that was settled in June 2005. Stock-based compensation charges accounted for $0.1 million of expense in 2005, compared to $0.2 million of expense in 2004.

Litigation Settlement.    In June 2005, we reached an agreement with Syneron that settled patent-related claims of the parties against each other. Under this agreement, the parties granted each other non-exclusive paid-up licenses under the patents in the suit and related patents under the parties’ control. We received a one-time payment of $1.8 million, recorded net of certain legal expenses as $1.6 million. The license granted to Syneron excludes the right to utilize our monopolar RF and capacitive electrical coupling and the license granted to us excludes the right to utilize Syneron’s Electro-Optical Synergy technology.

Interest and Other Income.    Interest and other income increased $163,000, or 92%, from $177,000 in 2004 to $340,000 in 2005 primarily due to higher market rates of interest on our cash balances.

Interest and Other Expense.    Interest and other expense of $1.5 million for 2005 consists primarily of approximately $1.4 million of expense related to changes in the fair value of our convertible preferred stock warrants under FSP 150-5 and approximately $90,000 of interest expense associated with our borrowings. Interest and other expense for the comparable time period in 2004 was $14,000 and consisted primarily of interest expense. We drew $5.0 million from GE Capital in the fourth quarter of 2005. Total outstanding debt balances were $18,000 and $5.0 million as of the December 31, 2004 and December 31, 2005, respectively.

Change in Accounting Principles.    Freestanding warrants related to our redeemable convertible preferred stock are accounted for in accordance with FSP 150-5 which requires that the warrants be classified as liabilities and recorded at fair value at the end of each reporting period. FSP 150-5 was adopted during the year ended December 31, 2005. A charge of $0.7 million was recorded in 2005 in connection with the change in accounting principle upon the adoption of FSP 150-5. We will continue to recognize any changes to the fair value of the warrants until the earlier of the exercise or expiration of the preferred stock warrants or the completion of a liquidation event.

Income Taxes.    The provision for income taxes for 2004 of $103,000 consisted of $80,000 for federal taxes and $23,000 for state taxes. The provision for income taxes primarily reflects U.S. alternative minimum taxes as well as U.S. state taxes.

Years Ended December 31, 2003 and December 31, 2004

Net Revenue.    Net revenue increased $25.5 million, or 102%, from $24.9 million in 2003 to $50.4 million in 2004. Sales of ThermaTips and other consumables increased $23.0 million, or 322%, from $7.1 million in 2003 to $30.1 million in 2004. Sales of our ThermaCool RF generator increased $2.2 million, or 12%, from $17.5 million in 2003 to $19.7 million in 2004. Product unit volume of ThermaTips was 40,233 units and 94,099 units for 2003 and 2004, respectively. Product unit volume of ThermaCool RF generator was 587 units and 612 units for 2003 and 2004, respectively. International sales to distributors accounted for 21% and 28% of net revenue for 2003 and 2004, respectively. Revenue increased as a result of a price increase on the ThermaCool RF generator, higher product unit volumes resulting from international expansion, increased awareness of our product and the successful introduction of new higher-priced ThermaTips.

Cost of Revenue.    Cost of revenue decreased $0.1 million, or 1%, from $12.6 million in 2003 to $12.5 million in 2004. Gross margin increased from 50% in 2003 to 75% in 2004, primarily as a result of economies of scale from higher product unit volume and higher average selling prices on products.

Sales and Marketing.    Sales and marketing expenses increased $6.7 million, or 74%, from $8.9 million in 2003 to $15.6 million in 2004. The increase was primarily attributable to an increase of $4.0 million in personnel costs and $0.6 million in related travel expenses primarily associated with the expansion of our U.S. and international sales force. Promotional costs increased $1.1 million primarily due to an increased number of customer workshops, trade shows and promotional efforts.

Research and Development.    Research and development expenses increased $1.9 million, or 29%, from $6.6 million in 2003 to $8.5 million in 2004. The increase was primarily related to $0.4 million on expanded clinical studies and $1.5 million related to the development of our 1.5 cm2 ThermaTip, which was commercially launched in the third quarter of 2004, development of a new proprietary generator platform and research into new applications and products.

General and Administrative.    General and administrative expenses increased $5.3 million, or 146%, from $3.6 million in 2003 to $8.9 million in 2004. The increase was primarily attributable to $2.4 million in personnel costs, $0.9 million in increased patent litigation costs regarding an infringement suit we initiated against Syneron that was settled in June 2005, costs related to product liability and business insurance of $0.7 million, outside services of $0.3 million related to preparation for Sarbanes Oxley compliance and outside services to support and expand information technology of $0.5 million.

Interest and Other Income.    Interest and other income stayed relatively flat at $205,000 in 2003 and $177,000 in 2004. Interest and other income consists primarily of interest income related to our cash and cash equivalents.

Interest and Other Expense.    Interest and other expense was $7,000 and $14,000 for 2003 and 2004, respectively, and relates primarily to interest on borrowings.

Quarterly Results of Operations

The following table sets forth our operating results for each of the six quarters indicated below. This data has been derived from unaudited financial data that, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this information when read in conjunction with our annual audited financial statements and the related notes. The amount and timing of our operating expenses may fluctuate significantly in the future as a result of a variety of factors. These operating results are not necessarily indicative of results for any future period.

	Quarters Ended
	Mar. 31, 2005	Jun. 30, 2005	Sep. 30, 2005	Dec. 31, 2005	Mar. 31, 2006	Jun. 30, 2006
	(in thousands)
Net revenue	$11,094	$11,723	$8,500	$9,338	$12,431	$14,631
Cost of revenue	2,927	3,359	2,571	3,452	3,778	3,901

Gross margin	8,167	8,364	5,929	5,886	8,653	10,730

Operating expenses:
Sales and marketing	4,976	5,142	4,952	4,927	5,849	6,301
Research and development	2,125	2,162	2,256	2,365	2,377	2,563
General and administrative	2,085	1,877	1,539	1,913	2,264	2,393
Litigation settlement gain	—	(1,646)	—	—	—	—

Net operating expenses	9,186	7,535	8,747	9,205	10,490	11,257

Income (loss) from operations	$(1,019)	$829	$(2,818)	$(3,319)	$(1,837)	$(527)

Stock-Based Compensation

For the years ended December 31, 2003, 2004 and 2005 and the six month periods ended June 30, 2005 and 2006, employee and non-employee stock-based compensation expense has been allocated as follows:

	December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
	(in thousands)
Cost of revenue	$—	$41	$4	$1	$42
Sales and marketing	138	126	216	63	758
Research and development	—	77	124	64	289
General and administrative	—	219	112	68	794

Total stock-based compensation expense	$138	$463	$456	$196	$1,883

At December 31, 2005, we had deferred stock-based compensation under APB No. 25 as shown in the statement of stockholders’ deficit of approximately $3.5 million. As of December 31, 2005, deferred stock-based compensation of $1.0 million is expected to be amortized in 2006, $1.0 million in 2007, $0.9 million in 2008 and $0.6 million in 2009.

We recorded employee stock-based compensation expense of $1.8 million in the six months ended June 30, 2006. For the six months ended June 30, 2006, the total compensation cost related to stock-based awards granted or modified under SFAS 123R to employees and directors but not yet recognized was approximately $6.5 million, net of estimated forfeitures. We will amortize this cost on a straight-line basis over a weighted average period of approximately 3.4 years.

During March 2006, we repriced stock option awards held by 116 of our employees. Under the terms of this repricing, we repriced certain employee stock options having an exercise price of $2.00 or above to an exercise price of $1.90. Other than the exercise price, all other terms of the repriced options, such as vesting and contractual life, remained the same. In consideration for the repricing of eligible stock option awards, employees who were previously granted stock option awards on February 2, 2005 were also required to return these awards for cancellation. As a result of this repricing, we repriced 447,565 vested options and 1,523,035 unvested options having a weighted average original exercise price of $4.18 and $4.10, respectively. Such options were repriced at a new exercise price of $1.90 per share. As a result of this repricing, we also cancelled 35,216 outstanding employee options with an original exercise price of $4.00 that were granted on February 2, 2005. We have accounted for the repricing and cancellation transactions as a modification under SFAS No. 123R and recorded any net incremental fair value related to vested awards as compensation expense on the date of modification. In accordance with SFAS No. 123R, we will record the incremental fair value related to the unvested awards, together with unamortized stock-based compensation expense associated with the unvested awards, over the remaining requisite service period of the option holders. In connection with the repricing, we recorded stock-based compensation expense of $1.2 million in the six months ended June 30, 2006.

In connection with the repricing of stock options during the six months ended June 30, 2006, we followed the provisions of SFAS No. 123R and eliminated deferred stock-based compensation amounts of approximately $3.3 million related to the repriced stock options. Stock compensation charges for the repriced options will be recorded in accordance with SFAS No. 123R.

Stock-based compensation expense related to stock options granted to non-employees is recognized on a straight-line basis. The options generally vest ratably over four years. The values attributable to these options are amortized over the service period and the unvested portion of these options are remeasured as the services are provided and the options are earned. The stock-based compensation expense will fluctuate as the deemed fair value of the common stock fluctuates. In connection with the grant of stock options to non-employees, we recorded stock-based compensation expense of $0, $110,000, $132,000, $104,000 and $92,000 for the years ended December 31, 2003, 2004 and 2005 and the six month periods ended June 30, 2005 and 2006.

Liquidity and Capital Resources

We have not achieved sustained profitability since the introduction of our ThermaCool system in 2002. As of June 30, 2006, we had an accumulated deficit of approximately $44.0 million. We have funded our operations principally from the issuance of our preferred stock that resulted in aggregate net proceeds of $45.2 million. All of our preferred stock will convert automatically by its terms into common stock upon the closing of this offering. In addition, in 2005, we obtained a working capital line with GE Capital on which we drew $2.5 million in November 2005, bearing interest at the rate of 10.2% per annum, and $2.5 million in December 2005, bearing interest at the rate of 10.6% per annum. Each of these outstanding borrowings has a term of 36 months and is secured by a first priority security interest in substantially all of our assets, including our intellectual property, and any future borrowings under this working capital line are subject to approval by the lender.

On June 30, 2006, we had working capital of $11.2 million, and our primary source of liquidity was $10.2 million in cash and cash equivalents.

The following table discloses aggregate information about our contractual obligations and the periods in which payments are due as of December 31, 2005, excluding the convertible preferred stock to be converted into common stock upon completion of this offering:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Operating leases	$1,400	$792	$608	$—	$—
Capital leases	13	5	8	—	—
Notes payable	5,000	900	4,006	94	—
Deferred rent	118	8	110	—	—
Other long-term liabilities	107	—	107	—	—
Preferred stock warrants	3,937	—	—	3,732	205

Total contractual obligations	$10,575	$1,705	$4,839	$3,826	$205

Upon the completion of this offering, outstanding preferred stock warrants to purchase 589,829 shares will expire if not already exercised, and outstanding preferred stock warrants to purchase 27,778 shares will, following the offering, be exercisable for 27,778 shares of our common stock at an exercise price of $4.50 per share and, accordingly, the preferred stock warrant liability will be reclassified as common stock and additional paid-in capital.

Six Months Ended June 30, 2005 and June 30, 2006

Net Cash Provided by (Used in) Operating Activities.    Net cash provided by operating activities was $0.2 million for the six months ended June 30, 2005 and net cash used in operating activities was $0.2 million for the six months ended June 30, 2006. During 2006, net cash used by operating activities primarily resulted from $3.8 million of net loss and an increase in accounts receivables of $1.2 million, offset by non-cash amortization of stock-based compensation of $1.9 million, charges related to preferred stock warrant liability of $1.2 million, non-cash depreciation and amortization of $1.0 million, and a decrease in inventory and prepaid assets of $0.6 million. The increase in accounts receivable was the result of increased revenues.

Net Cash Used in Investing Activities.    Net cash used in investing activities was $1.7 million and $0.2 million for the six months ended June 30, 2005 and 2006, respectively. Our investing activities in the 2005 and 2006 periods consisted principally of property and equipment purchases of $1.7 million in 2005 and $0.3 million in 2006. Expenditures were higher in the first six months of 2005 as a result of outfitting our new corporate and manufacturing facility that we moved into at the end of 2004.

Net Cash Provided by Financing Activities.    Net cash provided by financing activities was $21,000 and $0.4 million for the six months ended June 30, 2005 and 2006, respectively. Cash provided by financing activities was attributable to proceeds from the exercise of stock options.

Years Ended December 31, 2004 and December 31, 2005

Net Cash Provided by (Used in) Operating Activities.    Net cash provided by operating activities was $2.2 million in 2004 and net cash used in operating activities was $4.3 million in 2005. During 2005, net cash used by operating activities primarily resulted from $8.2 million of net loss, an increase in accounts receivables of $1.7 million, a decrease in payables and accrued liabilities of $0.2 million, and an increase in prepaid expenses of $0.4 million, offset by charges related to a preferred stock warrant liability of $2.1 million, non-cash depreciation and amortization of $2.0 million, a decline in inventories of $1.6 million, and $0.5 million of non-cash amortization of stock-based compensation. The increase in accounts receivable was the result of changing our distributor standard payment terms from upfront payment to payment within 30 days of shipment. The decrease in payables and accrued liabilities was due to decreased levels of accrued state sales tax and inventory as a result of lower revenue. The decline in inventories was a result of aligning inventory levels with changes in forecasted customer demand.

Net Cash Provided by (Used in) Investing Activities.    Net cash provided by investing activities was $0.6 million in 2004 and net cash used in investing activities was $2.3 million in 2005. Our investing activities in 2004 consisted principally of the purchase and maturity of marketable securities for $3.8 million offset by $3.2 million in purchases of property and equipment. Our investing activities in 2005 consisted primarily of $2.2 million for acquisition of property and equipment in connection with our move to a larger corporate and manufacturing facility in the fourth quarter of 2004 that involved leasehold improvements plus additional infrastructure and equipment expenditures.

Net Cash Provided by Financing Activities.    Net cash provided by financing activities was $0.3 million and $5.0 million for 2004 and 2005, respectively. In 2004, the increase in cash provided by financing activities was attributable to proceeds from the exercise of stock options. In 2005, the increase in cash provided by financing was primarily attributable to $5.0 million drawn on a working capital line with GE Capital.

Years Ended December 31, 2003 and 2004

Net Cash Provided by (Used in) Operating Activities.    Net cash used in operating activities was $2.6 million in 2003 and net cash provided by operating activities was $2.2 million in 2004. During 2004, net cash provided by operating activities primarily resulted from $5.0 million of net income, non-cash depreciation and amortization of $1.0 million, an increase in payables and other liabilities of $1.4 million, and $0.5 million of non-cash amortization of stock-based compensation, offset by an increase in inventories of $5.7 million. The increase in inventory levels was the result of increased safety stock driven by higher revenue and additional product catalog numbers. The increase in payables and accrued liabilities was due to higher operating expense and inventory levels, state sales taxes on increased revenue and product liability claims.

Net Cash Used in Investing Activities.    Net cash used in investing activities was $0.6 million for 2003 and net cash provided by investing activities was $0.6 million for 2004. Our investing activities in 2003 consisted of the purchase and maturity of marketable securities for net cash provided of $0.2 million offset by $0.8 million in purchases of property and equipment. Our investing activities in 2004 consisted principally proceeds from the sale of marketable securities for $3.8 million offset by $3.2 million in purchases of property and equipment in connection with our move to a larger corporate and manufacturing facility in the fourth quarter of 2004 that involved leasehold improvements plus additional infrastructure and equipment expenditures.

Net Cash Provided by (Used in) Financing Activities.    Net cash provided by financing activities was $0.2 million and $0.3 million for 2003 and 2004, respectively. In 2003, the increase in cash provided by financing activities was attributable to proceeds from the issuance of preferred stock and warrants, as well as exercise of stock options. In 2004, the increase in cash provided by financing activities was attributable to proceeds from the exercise of stock options.

Our future capital requirements depend on a number of factors, including the rate of market acceptance of our current and future products, the resources we devote to developing and supporting our products, and continued progress of our research and development of new products.

We expect to increase capital expenditures consistent with our anticipated growth in manufacturing, infrastructure and personnel. We also may increase our capital expenditures as we expand our product lines or invest to address new markets.

We believe that the net proceeds from this offering, together with our current cash and investment balances and cash generated from operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. If existing cash and cash generated from operations are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or obtain an additional credit facility. The sale of additional equity or convertible debt securities could result in dilution to our stockholders. If additional funds are raised through the issuance of debt securities, these securities could have rights senior to those associated with our common stock, and could contain covenants that would restrict our operations. Any additional financing may not be available in amounts or on terms acceptable to us, or at all. If we are unable to obtain this additional financing, we may be required to reduce the scope of our planned product development and marketing efforts.

Off-Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not have any undisclosed borrowings or debt, and we have not entered into any synthetic leases. We are, therefore, not materially exposed to any financing, liquidity, market or credit risk that could arise if we engaged in such relationships.

Quantitative and Qualitative Disclosures About Market Risk

We invest our excess cash primarily in U.S. government securities and investment-grade marketable debt securities of financial institutions and corporations. These instruments have maturities of three months or less when acquired. We do not utilize derivative financial instruments, derivative commodity instruments or other market risk sensitive instruments, positions or transactions in any material fashion. Accordingly, we believe that, while the instruments we hold are subject to changes in the financial standing of the issuer of such securities, we are not subject to any material risks arising from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices or other market changes that affect market risk sensitive instruments.

Although, currently, all of our sales and purchases are denominated in U.S. dollars, future fluctuations in the value of the U.S. dollar may affect the price competitiveness of our products. We do not believe, however, that we currently have significant direct foreign currency exchange rate risk and have not hedged exposures denominated in foreign currencies.

Recent Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of Accounting Research Bulletins, or ARB No. 43, Chapter 4. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, to clarify the accounting for abnormal amounts of idle facility expense, handling costs and wasted material (spoilage). Among other provisions, the new rule requires that such items be recognized as current-period charges, regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. SFAS No. 151 was adopted as of January 1, 2006, and did not have a material effect on our financial statements.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which replaces Accounting Principles Board Opinion, or APB, No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. This statement requires retrospective application, unless impracticable, for changes in accounting principles in the absence of transition requirements specific to newly adopted accounting principles. The provisions of SFAS No. 154 will be effective for us beginning on September 1, 2006. We do not expect that the adoption of this standard will have an impact on its financial statements.

In November 2005, the FASB issued FSP SFAS 115-1 and SFAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which clarifies when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of an impairment loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain related disclosures. FSP 115-1 and 124-1 will be effective for all reporting periods beginning after December 15, 2005. The adoption of these standards did not have a material impact on our financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, or FIN 48, which clarifies the accounting uncertainty in tax positions. This Interpretation requires that we recognize in our financial statements, the impact of a tax provision, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of our 2007 fiscal year, with the cumulative effect, if any, of the change in accounting principle recorded as an adjustment to opening retained earnings. We are currently evaluating the impact of adopting FIN 48 on the financial statements.

BUSINESS

Overview

We design, develop, manufacture and market medical devices for the non-invasive treatment of wrinkles. Our Thermage procedure can be performed on any part of the body where treatment of wrinkles is desired. Our ThermaCool system uses patented monopolar radiofrequency, or RF, energy to heat and shrink collagen and tighten dermis and subcutaneous tissue while simultaneously cooling and protecting the surface of the skin. The heating and shrinking of the collagen can cause a healing process to begin, which may further tighten the skin and reduce wrinkles over the next two to six months. The Thermage procedure is normally performed in a medical office setting as a single treatment that takes from 20 minutes to two hours, depending on the treatment area. The Thermage procedure provides patients seeking wrinkle reduction a non-invasive alternative to surgical procedures that cost up to tens of thousands of dollars and can involve weeks of recovery. We offer, and are continuing to develop, a variety of ThermaTips designed to optimize the Thermage procedure for new conditions and different parts of the body.

We received FDA clearance and commercially launched our ThermaCool system in 2002. We market the ThermaCool system, including our single-use ThermaTips, in the United States to physicians through a direct sales force and internationally in 70 countries through a network of distributors. Our sales force trains physicians on the proper use of the ThermaCool system and maintains frequent interaction with these customers to promote repeat sales of our ThermaTips. As of June 30, 2006, we had an installed base of over 1,800 ThermaCool RF generators and had sold over 275,000 ThermaTips, which we estimate represent an approximately equal number of Thermage procedures performed.

The Structure of Skin and Connective Tissue

The skin is comprised of the epidermis, dermis and the hypodermis, or subcutaneous fat layer. The top two layers of skin, the epidermis and dermis, together are known as the cutis and on most areas of the body are approximately two to three millimeters thick. The dermis contains blood vessels, hair follicles and other skin components. The deepest layer of the skin, the hypodermis, contains 50% of the body’s fat cells. The hypodermis also contains collagen strands, or fibrous septae, that connect the dermis to the underlying bone and muscle. Collagen has been shown to be a very flexible and stretchable protein with high tensile strength. With advancing age and exposure to damaging environmental factors, collagen deteriorates and loses its elasticity, resulting in the formation of rhytids, or a wrinkling of the epidermis. The following diagram illustrates the basic anatomy of the skin:

Electromagnetic radiation, specifically light and heat, applied to the different layers of the skin can have an effect on the skin’s appearance. Epidermis exposure to sunlight can tan the skin, while overexposure can lead to burns or blisters. Devices, such as aesthetic lasers, have been designed to generate light waves to deliver heat through the epidermis, into the dermis, for removal of hair, vein treatment and other aesthetic applications. Gels, coolants and other means are used to protect the epidermis from burning during this process. Delivery of heat below the dermis, into the subcutaneous fat layer, has been accomplished using other forms of energy, including RF energy, for aesthetic effect.

The Market for Aesthetic Procedures to Treat the Skin

The American Society for Aesthetic Plastic Surgery reports that in 2005, total expenditures for aesthetic procedures were approximately $12.4 billion. From 2000 to 2005 the total number of aesthetic procedures increased from approximately 5.7 million to over 11.4 million procedures, representing a 15% compounded annual growth rate. Non-invasive aesthetic procedures were primarily responsible for the overall increase, rising from approximately 4.3 million to approximately 9.3 million procedures over the same period, representing a 17% compounded annual growth rate. We believe there are several factors contributing to the rapid growth of non-invasive aesthetic procedures, including:

•	Aging of the U.S. Population. The “baby boomer” demographic segment, defined by the U.S. Census as those Americans born between 1946 and 1964, represented over 26% of the U.S. population during 2005. Baby boomers control approximately $2 trillion in spending power and 50% of all discretionary income. The size and wealth of this aging segment and its desire to retain a youthful appearance have driven the growth for aesthetic procedures.

•	Emergence of Non-Traditional Practitioners. The traditional providers of aesthetic procedures include dermatologists and plastic surgeons. In 2005, there were approximately 16,000 physicians within the specialties of dermatology and plastic surgery according to the American Board of Medical Specialties. Manufacturers of aesthetic systems have placed an increasingly important focus on sales to other physician groups including approximately 67,000 family practitioners, 38,000 obstetricians and gynecologists, and 36,000 general surgeons. Additionally, physician directed medi-spas and non-medical day spas have entered the aesthetics market.

•	Broader Range of and Accessibility to Safe and Effective Treatments. Technological developments have made non-invasive treatment alternatives increasingly safe and effective. These technological developments have also reduced the required treatment and recovery time from invasive surgical procedures, which in turn have led to greater patient demand. These factors, along with the easy-to-use and low-cost nature of these products, have attracted both traditional and non-traditional practitioners to aesthetic procedures.

•	Market Shift Towards Less Invasive Procedures. Market trends confirm that patients are moving away from invasive procedures towards minimally-invasive or non-invasive treatments. Notably, the American Society for Aesthetic Plastic Surgery reports that from 2000 to 2005 the total number of laser skin resurfacing procedures increased from approximately 117,000 to 476,000 procedures, representing a 32% compounded annual growth rate, and the total number of Botox injection procedures increased from 1.1 million to 3.3 million injections over the same period, representing a 25% compounded annual growth rate. Patients are seeking treatment for wrinkles in larger numbers. For example, skin tightening, which represents the fastest growing segment of the aesthetic laser market, is projected to grow at a 31% compounded annual rate over the next five years, according to the Millennium Research Group.

•	Changing Practitioner Economics. Managed care and government payor reimbursement restrictions in the United States, and similar payment-related constraints outside the United States, are motivating practitioners to establish or expand their elective aesthetic practices with procedures that are paid for directly by patients. We expect this trend to continue as physicians look for ways to expand their practices.

•	Increasing Acceptance of Aesthetic Procedures. Mass-market television shows like Extreme Makeover and The Swan reflect the mainstream acceptance of aesthetic procedures. Additionally, features in many popular television and print media have the effect of widely advertising the aesthetic procedures undertaken by celebrities, enhancing the glamour associated with and demand for self-improving treatments.

Similar market trends also exist outside the United States, where demand for non-invasive aesthetic procedures has also experienced strong growth. Manufacturers of non-invasive aesthetic devices typically derive one-third to one-half of their revenue from international sales.

Aesthetic Procedures for Skin and Their Limitations

Many medical treatments are available to treat wrinkles, rejuvenate the skin and give a patient a more youthful appearance. The most popular treatments include invasive surgical procedures, minimally-invasive needle injections and non-invasive energy-based procedures.

Surgical Procedures

Of the various aesthetic alternatives for reducing wrinkles and rejuvenating appearance, invasive surgical procedures, such as cosmetic eyelid surgery, tummy tucks and facelifts, can create the most pronounced and long-lasting changes in appearance. They are performed by plastic surgeons with the patient under general anesthesia.

•	Market Data. Approximately 230,000 eyelid procedures, 169,000 tummy tucks and 150,000 facelifts were performed in the United States in 2005, according to the American Society for Aesthetic Plastic Surgery.

•	Limitations. Compared to alternative treatments, invasive surgical procedures are expensive, costing thousands of dollars, and can involve weeks of post-surgical recovery and time away from work. They carry risk of hematoma, or accumulation of blood under the skin that may require removal, infection and adverse reactions to anesthesia.

Injections

Popular alternatives for temporarily improving appearance and reducing wrinkles include Botox and soft tissue fillers, such as Restylane, that are injected into the skin. These injections are typically administered by dermatologists at a cost of several hundred dollars. In most instances, they involve little or no restricted recovery time for the patients.

•	Market Data. Approximately 3.3 million Botox and 1.6 million soft tissue filler injections were administered in 2005, according to the American Society for Aesthetic Plastic Surgery.

•	Limitations. The effects of these procedures are temporary and require repeat treatment, with Botox lasting from three to four months and injectable fillers typically lasting from three to six months.

Laser Treatments

Lasers and other light-based devices are used to perform skin rejuvenation, to temporarily reduce wrinkles and to perform other aesthetic procedures, such as hair removal and vein treatment. Light-based skin rejuvenation, or resurfacing, procedures can be either ablative or non-ablative. Ablative treatments, also known as laser peels, intentionally burn away the epidermis to heat the dermis and to stimulate collagen growth. Non-ablative rejuvenation treatments typically use less energy and employ gels or other substances in order to insulate the epidermis from damage during the treatment. Because they are less intense than ablative lasers, non-ablative procedures typically involve little downtime or recovery.

•	Market Data. According to the American Society for Aesthetic Plastic Surgery, there were over 470,000 laser skin resurfacing procedures performed in 2005. The Windhover/Medtech Insight Report estimates that 69% of these treatments were non-ablative.

•	Limitations. Ablative treatments, or laser peels, like surgery, are performed under general anesthesia and can involve weeks of post-surgical recovery and time away from work. Non-ablative light-based procedures are often effective in hair removal and other procedures targeting the epidermis. However, the nature of light makes it challenging to reach the depth of the subcutaneous fat layer. Penetration of light, and consequently the ability to produce heat, is physically limited by the wavelength of the light, the light’s natural tendency to scatter within tissue and the absorption of this energy by specific chromophores within the body, such as water, blood and pigmentation. Non-ablative wrinkle treatments typically require multiple sessions, from four to six treatments spread two to four weeks apart per treatment.

These widely-adopted treatment options for wrinkle reduction fall generally into one of two categories: either a single invasive procedure involving significant recovery time, but with a long-lasting, pronounced effect; or a procedure that is either minimally-invasive or non-invasive involving minimal recovery time, but requiring frequent repeat treatments for a modest effect. We believe that the ideal treatment option falls between these two extremes, providing lasting, noticeable effect from a single procedure that involves little or no downtime.

The Thermage Solution

We believe that our Thermage procedure provides a compelling treatment alternative to treat wrinkles that fills a need not met by currently available surgical procedures and minimally and non-invasive treatments. Our ThermaCool system consists of an RF generator, a cooling module to deliver cryogen to protect the outer layer of the skin from over-heating and a handpiece that regulates epidermis cooling and monitors treatment data. Our system also includes a variety of single-use ThermaTips that attach to the handpiece and are selected by physicians based on the procedure to be performed and the size of the area to be treated. The Thermage procedure is typically performed in a medical office setting by, or under the supervision of, trained and qualified physicians, including not only plastic surgeons and dermatologists, but also physicians who do not traditionally perform cosmetic surgery, such as general and family practitioners, obstetricians and gynecologists, and general and vascular surgeons.

Benefits of the Thermage Solution

Our solution provides a number of benefits for physicians and patients:

•

Controlled Heating of Collagen through Clinically-Proven Technology.    Because RF energy delivery depends on tissue resistance and not on optical light absorption, it can penetrate to a much greater depth than conventional lasers. Delivery of heat into the subcutaneous fat layer of the skin shrinks and shortens collagen strands. Over time, new collagen strands may grow and add strength and reduce the prominence of folds, lines and other wrinkles. Our monopolar RF heating approach delivers energy into the subcutaneous fat layer of the skin where an electrical current can travel along the collagen fibrous septae and cause the heating and contraction of these collagen strands in order to reduce wrinkles. Clinical trials and published independent scientific data corroborate the Thermage procedure’s tissue-tightening effect. This body of data provides potential physician customers with objective evidence that they can evaluate when considering a purchase of our system.

•	Non-Invasive, Non-Ablative Alternative to Surgery. The Thermage procedure is non-invasive, involving no surgery or injections, and offers an alternative to surgery at a lower price with little or no downtime from patients’ normal routines. It is also a non-ablative procedure that causes minimal temporary surface tissue damage. If desired, the Thermage procedure can be used in a complementary fashion in conjunction with invasive therapies such as liposuction, facelift and thread implants, as well as injectable fillers and other minimally-invasive and non-invasive aesthetic procedures.

•	Single Procedure Treatment. The Thermage procedure is normally performed in a medical office setting as a single treatment that takes from 20 minutes to two hours, depending on the treatment area. Studies have shown clinical effect from a Thermage procedure that is both immediate and that can improve over a measurement period of six months following treatment. In addition, Thermage procedures have been used effectively on all skin types and tones and on various areas of the body where wrinkle reduction is desired.

•	Compelling Physician Economics. We believe physicians are compensated more per hour by performing Thermage treatments than other non-invasive aesthetic device treatments. The ThermaCool system currently requires lower capital costs than competing laser and RF systems, while average procedure fees for Thermage treatments generally exceed our competitors. We continue to design new ThermaTips to address new applications without requiring additional equipment purchase.

•	Ease of Use. The ThermaCool system incorporates a straightforward user interface that allows a trained physician to easily perform procedures across various parts of the body. Different treatment sites may use different tips, each of which is pre-customized by size, pulse counts, pulse durations and heating profile to the intended procedure. The system provides real-time feedback and can be adjusted during the procedure as needed. The handpiece is designed with a small profile for accurate placement during treatment, comfort and ease of use.

Our Technology

Our ThermaCool system uses our patented method of delivering monopolar RF energy for heating collagen.

•	Monopolar Radiofrequency. Monopolar RF delivery uses two electrodes, with one active electrode being held in the device handpiece by the physician and the second, a passive return electrode, typically attached to the patient’s back. Monopolar delivery allows for precise administration of energy because the electrical current is concentrated where the active electrode touches the body and disperses quickly as it travels towards the return electrode. The monopolar RF process is distinct from bipolar RF-based technology, which is superficial, relying on current passing through tissue located between two probes placed close together on the surface of the skin. We believe that monopolar technology delivers energy effectively to a greater tissue depth than bipolar technology.

•

The ThermaTip Capacitive Coupling Mechanism of Action for Collagen Heating.    The single-use ThermaTip device contains our patented technology that uses monopolar RF energy as a controlled tissue heating source through the use of a non-conducting material, known as a dielectric. Capacitive coupling is the use of the dielectric to create an electric field in the area where our ThermaTip touches the body. The electric field induces a current within the surrounding tissue, resulting in heating of the tissue due to the tissue’s natural resistance to electrical current flow. The heating depth is based upon the size and geometry of the ThermaTip and can be controlled from a few hundred microns to several millimeters in depth, depending upon the particular ThermaTip selected for various treatment areas. Collagen is a more efficient conductor of electricity than fat tissue and therefore acts as a pathway for the electric current. This process results in preferential heating of the fibrous septae, the strands of collagen fibers that permeate the dermis and hypodermis and connect skin to the underlying bone and muscle. Delivery of heat to the fibrous septae located in deeper layers of the skin shrinks and shortens them, resulting in tightening of the dermis and subcutaneous tissue. Over time, new collagen strands may grow as part of the body’s natural healing process. These new strands may add strength and produce additional skin tightening over the next two to six months. This tightening of the skin has the ability to reduce the prominence of folds, lines and other deep wrinkles. To achieve this deep heating with simultaneous surface cooling, the surface of the ThermaTip transmits RF energy to the skin while serving as a dynamic contact cooling membrane for the cryogen spray. The contact membrane continually monitors skin surface temperature to help protect the epidermis.

•	Comfort and Safety. Since the initial launch of our ThermaCool system, we have monitored and revised our procedure protocol to promote safe and comfortable delivery of RF energy and cryogen cooling to the treatment site. An energy-based aesthetic treatment, if not used according to the manufacturer’s protocol, has the potential to cause patient discomfort, irritation or surface tissue burning. We have designed our ThermaCool system to minimize the risk of these types of occurrences through stringent built-in safety precautions in addition to extensive user training. Our system regulates a combination of inputs to precisely and uniformly distribute RF energy over the treatment site, including temperature and pressure sensors at each corner of the ThermaTip and pre-programmed power levels and times for specific treatments. In April 2004, we introduced a new procedure protocol that we believe improves patient comfort.

Our ThermaCool System

Our ThermaCool system includes three major components: the RF generator, the reusable handpiece and a single-use ThermaTip, as well as several consumable accessories. Physicians attach a single-use ThermaTip to the handpiece, which is connected to the ThermaCool RF generator. The ThermaCool generator authenticates the ThermaTip device and programs the ThermaCool system for the desired treatment without physician intervention.

•	Radiofrequency Generator. The ThermaCool RF generator produces a six-megahertz signal and is simple and efficient to operate. Controls are within easy reach, and important user information is clearly displayed on the built-in display, including energy delivered, tissue impedance, duration and feedback on procedure technique. Our cooling module works in conjunction with the generator to deliver cryogen that cools and helps to protect the epidermal surface during a Thermage procedure. As of June 30, 2006, we had an installed base of over 1,800 ThermaCool RF generators.

•	Handpiece. The reusable handpiece holds the ThermaTip in place for the treatment and processes information about skin temperature and contact, treatment force against the skin, cooling system function and other important data. A precision control valve within the handpiece meters the delivery of cryogen, which cools and protects the epidermal surface.

•

ThermaTip.    The ThermaTip device is available in four sizes with several configurations of pulse counts, pulse durations and two heating profiles for efficient implementation of treatment guidelines, based on the size and nature of the treatment area. Physicians currently can order pre-sterilized ThermaTips in sizes of 0.25 cm2, 1.0 cm2, 1.5 cm2 and 3.0 cm2. Each ThermaTip

contains a proprietary internal EPROM, or programmable memory chip, that controls the firing profile of the tip in order to enhance performance and safety in the selected treatment. To enhance procedural safety, we have also programmed the EPROM contained in ThermaTips for single-use treatments. Using the same ThermaTip to perform multiple treatments could result in injury, as a result of the eventual breakdown of the ThermaTip’s dielectric coating. Therefore, the EPROM ensures that the ThermaTip is not reused following a particular procedure. Since the introduction of our ThermaCool system in 2002 and through June 30, 2006, we had sold over 275,000 ThermaTips, which we estimate represent an approximately equal number of Thermage procedures performed.

Our system also includes other consumable components in addition to ThermaTips. The cooling module houses a canister of cryogen coolant that can be used for an average of five to six procedures, depending on the total skin surface area treated and the ThermaTip device used. Each patient procedure also requires a return pad, which is typically adhered to the patient’s lower back to allow a path of travel for the RF current through the body and back to the generator. We also sell proprietary coupling fluid, a viscous liquid that helps ensure electrical and thermal contact with the ThermaTip device.

Our Thermage Procedure

In order to perform our Thermage procedure, the physician selects a single-use ThermaTip based on the procedure to be performed and the size of the area to be treated. We currently offer four treatment tip sizes with a combination of pulse counts, pulse durations and heating profiles for a variety of uses:

•	Body-By-Thermage, which involves the use of a larger tip, such as the 3.0 cm2 tip, designed for the treatment of large areas;

•	Eyes-By-Thermage, which involves the use of a small, 0.25 cm2 tip, designed for the treatment of eyelids; and

•	Face-By-Thermage, which involves the use of 3.0 cm2, 1.5 cm2 or 1.0 cm2 tip sizes, designed for the treatment of the face and neck.

After choosing the tip and attaching it to the handpiece, the physician marks the treatment area with a temporary grid pattern tattoo, corresponding to the size of the ThermaTip, which is easily wiped away post-procedure. The return pad is then adhered to the patient’s lower back to allow a path of travel for the RF current back to the generator. After the application of a conductive fluid, each square of the grid is treated.

For each grid square, the physician places the tip against the patient’s skin and depresses the handpiece button. The handpiece processes information from the tip about skin temperature and contact, treatment force against the skin, cooling system function and other important data. The information from the handpiece is sent to the console in order to generate the proper RF signal. A precision control valve within the handpiece also regulates the delivery of cryogen, which cools and protects the skin’s surface. The ThermaTip device transmits RF energy to the skin while serving as a contact cooling membrane for the cryogen spray. Our system monitors a combination of inputs, such as temperatures, power levels and delivery duration, to precisely and safely control the RF energy and cooling delivery to each treatment site.

Patients feel alternating sensations of heat and cold during the procedure and some physicians elect to use a topical anesthetic or an oral pain medication. Procedure times vary with the size of the treatment area; a procedure for a full face typically requires multiple passes and takes approximately 60 minutes. Patients may notice immediate improvement in the appearance of wrinkles and are typically able to resume normal activities immediately after having the procedure. Over the subsequent two to six months, patients may experience further reduction of wrinkles at the site of the treated skin as new collagen strands grow and reinforce the strands shrunk by the treatment.

As with other non-invasive energy-based devices, the duration and the extent of beneficial effect of the Thermage procedure varies from patient-to-patient and can be influenced by a number of factors, including the area of the body being treated, the age and skin laxity of the patient and operator technique.

Thermage patients may experience temporary swelling and reddening of the skin and, in rare instances, patients may experience burns, blisters, skin discoloration or skin depressions. Burns and blisters may occur either as a result of improper use of the device or as a result of a breakdown in the dielectric material within the ThermaTip.

Prior to April 2004, we trained physicians to follow a procedure protocol, or treatment guidelines, of fewer energy pulses on the skin at higher energy levels. This initial protocol, along with instances of poor operator technique, resulted in reported patient comfort challenges. We modified our procedure protocol in April 2004, and we retrained and recertified our physician customers on the new procedure protocol. The new procedure protocol involves lower energy levels with an increased number of pulses at the treatment site. We believe these modifications have generally increased patient comfort.

Published peer reviewed clinical studies of the Thermage procedure have been performed primarily on the face, using a single treatment. These studies included patients that experienced a range in effect from no improvement to significant improvement. Most experienced modest improvement from a single treatment. There are no published peer reviewed studies regarding the safety or effectiveness of our new 3.0 cm2 ThermaTip, which has essentially replaced our 1.0 cm2 and 1.5 cm2 ThermaTips, our new 0.25 cm2 ThermaTip or our current procedure protocol, which involves use of more energy pulses at a lower power. However, based upon our own research and unpublished clinical studies, we believe that the Thermage procedure using our new ThermaTip and protocol are at least as safe and effective.

Our Customers

To date, we have focused on physician customers who have a demonstrated commitment to building a high-volume, non-invasive, aesthetic skin-tightening business within their practice. We have found physicians with an active aesthetics practice tend to perform more Thermage procedures after purchasing our machine than physicians who are new to aesthetic medicine. We encourage our sales force to work closely with our target physician customers to accelerate growth in their aesthetics practices, which, in turn, generates more ThermaTip sales for our company. As a broader group of physicians are adding non-invasive aesthetic procedures to their practices, our target physician base is expanding to include not only plastic surgeons and dermatologists, but also obstetricians, gynecologists and general practitioners. Plastic surgeons and dermatologists currently represent the majority of our market. Many of these physicians are seeking a less expensive alternative to the invasive procedures that they offer in order to augment their customer base and establish a relationship with those patients that do not desire, or cannot afford, an invasive procedure.

Business Strategy

Our goal is to become a leading provider of non-ablative medical devices to the aesthetics market by:

•

Driving Increased ThermaTip Usage.    Unlike the capital equipment model of the traditional laser business, because of the disposable nature of our ThermaTips, we maintain an active, continuous relationship with our customer base. We work collaboratively with our customer base to increase ThermaTip usage by expanding clinical applications and augmenting and facilitating the marketing efforts of our physician customers. We believe that our customers’ interests are closely aligned with our own, and we monitor the market to foster continued procedure growth for our customers and ThermaTip sales for us. With innovative marketing programs, such as our PatientBuilder.com resource, our sales force works with physician customers to develop a profitable Thermage procedure practice.

•	Developing New Applications and Treatment Tips. We intend to expand our line of ThermaTips for additional applications and conditions such as cellulite. Our products currently have FDA clearance for the non-invasive treatment of wrinkles and rhytids. We are in the process of seeking, and intend to continue to seek, clearances from the FDA to strengthen our marketing efforts with regard to specific areas of the body, such as arms, the abdomen, hands and other locations on the body where wrinkle reduction is desired.

•	Investing in Intellectual Property and Patent Protection. We will continue to invest in expanding our intellectual property portfolio in the aesthetics market, and we intend to file for additional patents to strengthen our intellectual property rights. We believe that our intellectual property rights protect our position as the exclusive provider of wrinkle treatment using monopolar RF technology in the United States. Because our technology is RF-based and not light-based, we believe we are less exposed to the litigation, licenses and royalties that have been common in the aesthetic laser market. In June 2005, we settled a lawsuit with Syneron, which admitted the validity of six of our patents. As of June 30, 2006, we had 25 issued U.S. patents primarily covering our ThermaCool system and methods of use, the earliest of which will not expire until 2015, 14 pending U.S. patent applications, eight issued foreign patents and 41 pending foreign patent applications, some of which foreign applications preserve an opportunity to pursue patent rights in multiple countries.

•	Broadening our Physician Customer Base. We intend to continue to penetrate the traditional aesthetic practitioner specialties, which include dermatologists and plastic surgeons. We are also seeking to selectively expand our direct sales efforts in non-core physician specialties and physician-directed medi-spas with track records of safe and successful aesthetic treatments.

•	Expanding our International Presence. We believe the size of the international market is comparable to the U.S. market, and we are focused on increasing our market penetration overseas and building global brand-recognition. In 2005, approximately 44% of our revenue originated outside of the United States. We intend to add distributors and sales support staff to increase sales and strengthen physician relationships in international markets.

•	Seeking Growth Opportunities via Complementary Products, Technologies or Businesses. We intend to pursue opportunities to expand our core business by identifying opportunities to offer complementary products for the aesthetics market.

Sales and Marketing

We sell our ThermaCool system to physicians in the United States through a direct sales force of trained sales consultants. As of June 30, 2006, we had a 29-person U.S. direct sales force, including three regional sales managers, a vice-president and a practice management specialist. Outside of the United States, we sell our ThermaCool system to physicians in 70 countries through 29 independent distributors.

United States Sales

Our strategy to increase sales in the United States is to:

•	continue to position the Thermage procedure as an attractive alternative to other aesthetic treatments for wrinkle reduction;

•	work closely with our physician customers to increase product usage and enhance the marketing of Thermage procedures in their practices;

•	leverage direct-to-consumer marketing campaigns; and

•	selectively expand our sales efforts to reach physicians outside of the traditional specialties for aesthetic procedures.

Further, we actively engage in promotional opportunities through participation in industry tradeshows, clinical workshops and company-sponsored conferences with expert panelists, as well as through trade journals, brochures and our website. We actively seek opportunities to obtain positive media exposure, have engaged in direct-to-consumer marketing, and have been highlighted on such national broadcasts as Oprah, Good Morning America, and E! Live from the Red Carpet, as well as numerous local news programs.

•	Consultative Sales Process. Through our consultative sales process, we form strong relationships with our customers through frequent interactions. Beyond performing initial system installation and on-site training and certification, which can occur within two weeks of a physician’s purchase decision, our sales consultants provide consultation to physicians on how to integrate our system into their practices and market procedures to their patients. Our sales consultants’ compensation structure emphasizes treatment tip sales and customer service over capital equipment sales, although our sales force also has incentives to generate new accounts through system sales. We require our sales consultants to invest substantial time in training and servicing our physician customers, and therefore we discourage sales to physicians who do not show the potential to drive aesthetic procedure volume.

•	Physician Training and Certification. We provide comprehensive training and education to each physician before we deliver the ThermaCool system. We require this initial training to assist physicians in safely and effectively performing the Thermage procedure. The majority of physicians operating our installed base of ThermaCool systems have pursued and met the advanced training criteria that we establish. To signify their achievement, we award a Certificate of Training to these physicians and identify them within the physician locator on our website with a small certificate icon next to their names. We do not identify physicians within our physician locator unless they have met these training requirements.

•	PatientBuilder.com. To enhance the consultative sales process, we provide access to easily implemented marketing tools and materials through an exclusive arrangement with PatientBuilder.com. Accessed through our website, PatientBuilder.com enables physicians to create professional marketing campaigns for their own Thermage services, while protecting our brand. Using PatientBuilder.com, physicians can create direct mail pieces and a selective mailing list based on targeted patient demographics in their local areas, print ads for magazines and newspapers, printed brochures and an individually tailored website. We have also produced television commercials that physicians can use in the event that they would like to purchase local airtime.

•	Direct-to-Consumer Marketing. In 2005, we launched direct-to-consumer, or DTC, marketing campaigns designed to build brand awareness and recognition, demonstrate our commitment to supporting our physician customers and distributors and increase demand for Thermage procedures. Currently, our DTC marketing efforts are focused primarily on paid Internet search results, through websites such as Google and Yahoo!, and banner ads placed strategically on websites targeting people who may be seeking aesthetic procedures. Also, our website at www.thermage.com has a separate patient area that includes information on our ThermaCool system, the underlying technology and potential treatment outcomes, as well as short films and listings of local physicians who offer Thermage procedures. We have observed our website traffic increase significantly following national television appearances and their periodic re-broadcasts.

•	Expansion into Non-Traditional Specialties. The majority of our systems sales to date in the United States have been made to dermatologists and plastic surgeons. These physicians constitute the traditional specialties focused on aesthetic procedures. However, by broadening our direct sales efforts to selectively target non-traditional practitioners within the gynecology, primary care, ophthalmology and ear, nose and throat specialties — whose practices may be complemented by our aesthetic procedures — we hope to increase sales of our systems and consumable products. Also, we hope to generate additional revenue by increasing our penetration into the growing medi-spa market, which is comprised of physicians offering aesthetic treatments in a spa setting.

International Sales

As of June 30, 2006, we had an international sales team of 11 employees supporting 29 independent distributors who market our ThermaCool system in 70 countries. We require our distributors to provide customer training, to invest in equipment and marketing and to attend certain exhibitions and industry meetings. The percentage of our revenue from customers located outside the United States was approximately 28% and 44% in fiscal 2004 and 2005, respectively.

Our strategy to grow sales outside the United States is to:

•	increase penetration of our ThermaCool system in international markets in which our ThermaCool system is currently sold;

•	expand into attractive new international markets by identifying and training qualified distributors; and

•	expand our DTC marketing campaigns into select international markets.

Competition

Our industry is characterized by intense competition and rapid innovation. For example, laser devices have advanced rapidly over the past decade, with a variety of technologies available for a wide range of applications. Most recently, other types of devices have been developed that are competitive in the area of wrinkle reduction, such as those based upon filtered light, bipolar RF energy and ultrasound. We compete directly against laser and other energy-delivery devices offered by public companies, including Candela, Cutera, Cynosure, Lumenis, Palomar Medical Technologies and Syneron, as well as by many private companies. Our ThermaCool system also competes with other wrinkle reduction solutions, including Botox and collagen injections, soft tissue fillers, chemical peels, microdermabrasion and liposuction, as well as cosmetic surgical procedures such as face lifts, blepharoplasty and abdominoplasty. Additionally, less invasive surgical solutions, such as implanted sutures, have been developed that may offer a compelling alternative to facelifts.

Competition among providers of medical devices and other treatments for the aesthetics market is characterized by extensive research efforts and rapid technological progress. While we attempt to protect our ThermaCool system through patents and other intellectual property rights, there are few barriers to entry that would prevent new entrants or existing competitors from developing products that would compete directly with ours. In addition, we have encountered and expect to continue to encounter physicians who, due to relationships with our competitors or the nature of their practice, will not purchase our ThermaCool system.

Research and Development

Our research and development efforts currently focus on:

•	designing new treatment tips optimally designed for new clinical applications, such as cellulite, as well as specific areas of the body, such as arms, the abdomen and hands;

•	developing a new proprietary generator platform with greater power to enable larger treatment tips and expanded applications and improved ease of use;

•	identifying and incorporating new or modified dielectric materials and processes to mitigate the risk of dielectric breakdown;

•	increasing security against the use of devices designed to enable re-use of treatment tips, resulting in procedure efficacy and safety concerns; and

•	modifying our cooling system as necessary to maintain compliance with changes in environmental regulations.

As of June 30, 2006, we had a staff of 12 technical professionals focused on product development projects and a research staff of three. We have also formed strategic relationships with outside contractors for assistance on specialized projects, and we work closely with experts in the medical community to supplement our internal research and development resources. Research and development expenses for 2003, 2004 and 2005 were $6.6 million, $8.5 million and $8.9 million, respectively. In the future, we expect to pursue further research and development initiatives to improve and extend our technological capabilities and to foster an environment of innovation and quality.

Patents and Proprietary Technology

We rely on a combination of patent, copyright, trademark and trade secret laws and confidentiality and invention assignment agreements to protect our intellectual property rights. As of June 30, 2006, we had 25 issued U.S. patents primarily covering our ThermaCool TC system and methods of use, the earliest of which expire in 2015; 14 pending U.S. patent applications, eight issued foreign patents and 41 pending foreign patent applications, some of which foreign applications preserve an opportunity to pursue patent rights in multiple countries. We intend to file for additional patents to strengthen our intellectual property rights.

In addition to the use of RF-based energy, our patent portfolio covers use of other non-ablative energy modalities, including, but not limited to, microwaves, ultrasound and optical wavelengths. Our patent applications may not result in issued patents, and we cannot assure you that any patents that issue will protect our intellectual property rights. Third parties may challenge any patents issued to us as invalid, may independently develop similar or competing technology or may design around any of our patents. We cannot be certain that the steps we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights in these foreign countries as fully as in the United States.

In July 2004, we filed a lawsuit against Syneron in the United States District Court, Northern District of California. In that lawsuit, we sought damages and injunctive relief for infringement of six of our patents that we alleged were infringed by Syneron’s systems for non-invasively treating skin. Syneron subsequently filed a patent infringement counterclaim against us. As a result of a settlement reached in June 2005, Syneron and we have granted each other a non-exclusive paid-up license under the patents asserted in the lawsuit and related patents under the parties’ control. In addition, Syneron paid us a one-time sum of $1.8 million. We excluded from this license any rights to utilize monopolar RF technologies and capacitive electrical coupling, which we believe in combination allow the Thermage procedure to create a reverse thermal gradient and deep, near uniform, volumetric heating to achieve tissue tightening effects. Syneron excluded from its license any patents related to its proprietary Electro-Optical Synergy technology. Both parties admitted the validity of all patents in the litigation, but neither admitted any wrongdoing or liability.

In addition, we have notified certain competitors of our belief that they may be infringing or may need a license under one or more of our issued patents. These notices may result in litigation in the future. Patent litigation is very expensive and could divert management’s attention from our core business. We have in the past and may in the future offer certain of our intellectual property rights for license to our competitors. As of June 30, 2006, we have not entered into any such licenses with our competitors other than our license with Syneron. We granted Edward Knowlton, one of our founders and inventor of our original patents, an exclusive license under those original patents and related patents for certain non-cosmetic applications.

“Thermage,” “ThermaCool” and “ThermaCool TC” are registered trademarks in the United States and several foreign countries. As of June 30, 2006, we have 54 pending and registered trademark filings worldwide, some of which apply to multiple countries, providing coverage in 48 countries. We intend to file for additional trademarks to strengthen our trademark rights, but we cannot be certain that our trademark applications will issue or that our trademarks will be enforceable.

All employees and technical consultants are required to execute confidentiality agreements in connection with their employment and consulting relationships with us. We also require them to agree to disclose and assign to us all inventions conceived or made in connection with the employment or consulting relationship. We cannot provide any assurance that employees and consultants will abide by the confidentiality or invention assignment terms of their agreements. Despite measures taken to protect our intellectual property, unauthorized parties may copy aspects of our products or obtain and use information that we regard as proprietary.

Clinical Research

As of June 30, 2006, our clinical research department had staff of eight that included clinical research associates and imaging specialists. This department compliments our product development efforts by conducting in-house bench and animal testing for the development and evaluation of products and by providing support to scientific and clinical studies conducted by investigators and institutions studying the use of our technologies. The department also is able to assist outside investigators who seek our help in writing protocols, collecting data, site monitoring and performing research.

As part of our clinical research, we have studied and continue to study the interaction of RF energy and tissue, both to understand the mechanism of action of the Thermage procedure and to guide our efforts to develop new products and treatments. We have used transmission electron microscopy on biopsied tissue samples to corroborate that our products induce the denaturing of collagen that leads to immediate tissue tightening. We have developed histology techniques to investigate the depth of heat in tissue and a wound healing process that we believe is responsible for long-term improvement and tightening of tissue. We have also created three-dimensional computer models to study tissue heating with our products. Determining the effectiveness of an aesthetic treatment is inherently a subjective evaluation. When performing our clinical research and studies, we attempt to utilize the most compelling measures we can in order to provide compelling evidence of efficacy.

As of June 30, 2006, there were 23 peer-reviewed scientific journal articles and 24 medical conference abstracts that discuss the tissue-tightening effect of our non-invasive monopolar RF technology, authored both by physicians affiliated with our company as clinical and scientific advisors and by unaffiliated, independent, physicians.

Manufacturing

Our manufacturing strategy involves the combined utilization of our internal manufacturing resources and expertise, approved suppliers and contract manufacturers. Our internal manufacturing activities include the assembly, testing and packaging of ThermaTips and handpieces, as well as the final system testing and packaging of our current generation RF generators and cooling modules. In addition, we outsource the manufacture of components, subassemblies and certain finished products that are produced to our specifications and shipped to our facility for final assembly or inspection, testing and certification. Finished product is stored at and distributed primarily from our Hayward facility. Quality control, risk management, efficiency and the ability to respond quickly to changing requirements are the primary goals of our manufacturing operations.

We have arrangements with our suppliers that allow us to adjust the delivery quantities of components, subassemblies and finished products, as well as delivery schedules, to match our changing requirements. The forecasts we use are based on historical trends, current utilization patterns and sales forecasts of future demand. Lead times for components, subassemblies and finished products may vary significantly depending on the size of the order, specific supplier requirements and current market demand for the components and subassemblies. Most of our suppliers have no contractual obligations to supply us with, and we are not contractually obligated to purchase from them, the components used in our devices.

Our current generation RF generator and cooling module are manufactured for us exclusively by Stellartech, a medical device manufacturer in California. We do not believe that we could replace this supplier without significant effort and delay in production. We also obtain programmable memory chips for our treatment tips and the coolant valve for our handpiece from single suppliers, for which we attempt to mitigate risks through inventory management and utilization of 12- to 18-month purchase orders, and sterilization services from a single vendor, for which we attempt to mitigate risks by using two sterilization chambers at each of two locations. Other products and components come from single suppliers, but alternate suppliers have been qualified or, we believe, can be readily identified and qualified. In addition, the availability of cryogen for our cooling module, which we can source from multiple suppliers, may fluctuate due to changes in the global supply of this material. To date, we have not experienced material delays in obtaining any of our components, subassemblies or finished products, nor has the ready supply of finished product to our customers been adversely affected.

We are required to manufacture our products in compliance with the FDA’s Quality System Regulation, or QSR. The QSR covers the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products. We maintain quality assurance and quality management certifications to enable us to market our products in the member states of the European Union, the European Free Trade Association and countries which have entered into Mutual Recognition Agreements with the European Union. These certifications include EN ISO 9001:2000 and CAN/CSA ISO 13485:1998/ISO 13485:1996 and are also required to maintain our product registration in a number of other foreign markets such as Canada.

We use small quantities of common cleaning products in our manufacturing operations, which are lawfully disposed of through a normal waste management program. We do not forecast any material costs due to compliance with environmental laws or regulations. In addition, we are working to develop an alternative cooling system for our ThermaCool system which is not dependent upon hydroflourocarbons, a class of substances which is being phased out by new international environmental regulations.

Services and Support

We strive to provide highly responsive service and support for both our ThermaCool RF generator and our single-use ThermaTip products.

Our ThermaTips are shipped from finished goods inventory typically on the day of the order. All ThermaTips are identified with lot numbers and date codes that indicate the expiration date of the product and are fully warranted until the date of expiration. We maintain a staff of customer service personnel in our Hayward, California facility that is available by phone to our customers to answer questions regarding the use of our ThermaCool system. In addition, in the United States our direct sales force provides on-site support and training to our customers in the use of our ThermaCool system.

In the United States, our ThermaCool RF generator and accessory products are shipped to a customer’s site for initial installation and training by one of our direct sales consultants. Our direct sales force, our customer service personnel and our product service staff provide post-installation support and service. In the event of a failure of a ThermaCool RF generator, our customer service department arranges for the immediate shipment of “loaner” equipment to the customer for its use during the time that the equipment is being repaired. Our goal is to minimize the disruption caused by a service event, and our customers typically receive loaner equipment within one day after notifying us of a problem. In addition, we arrange for the customer’s equipment to be returned to our Hayward facility where we confirm and diagnose the problem. Any necessary repairs are performed either at our facility or, in the case of the ThermaCool RF generator or cooling module, at our contract manufacturer’s facility. All ThermaCool RF generators are serialized, and device history records are maintained that track service history and configuration. In markets outside of the United States, our ThermaCool system is serviced and supported through our independent distributors.

Government Regulation

Our ThermaCool system is a medical device subject to extensive and rigorous regulation by the FDA, as well as other regulatory bodies. FDA regulations govern the following activities that we perform, or that are performed on our behalf, to ensure that medical products distributed domestically or exported internationally are safe and effective for their intended uses:

•	product design and development;

•	product testing;

•	product manufacturing;

•	product safety;

•	product labeling;

•	product storage;

•	recordkeeping;

•	premarket clearance or approval;

•	advertising and promotion;

•	production; and

•	product sales and distribution.

FDA’s Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device we wish to commercially distribute in the United States will require either prior 510(k) clearance or premarket approval from the FDA. The FDA classifies medical devices into one of three classes. Devices deemed to pose lower risks are placed in either class I or II, which requires the manufacturer to submit to the FDA a premarket notification requesting clearance to commercially distribute the device. This process is generally known as 510(k) clearance. Some low risk devices are exempted from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are placed in class III, requiring premarket approval. All of our current products are class II devices.

510(k) Clearance Pathway

When a 510(k) clearance is required, we must submit a premarket notification to the FDA demonstrating that our proposed device is substantially equivalent to a previously cleared and legally marketed 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of premarket approval applications, or PMA. By regulation, the FDA is required to clear or deny a 510(k) premarket notification within 90 days of submission of the application. As a practical matter, clearance often takes significantly longer. The FDA may require further information, including clinical data, to make a determination regarding substantial equivalence. If the FDA determines that the device, or its intended use, is not substantially equivalent to a previously cleared device or use, the FDA will place the device, or the particular use, into class III.

Radiofrequency devices used for aesthetic procedures, such as wrinkle reduction, have generally qualified for clearance under 510(k) procedures. We received FDA clearance to market our ThermaCool system for the treatment of periorbital wrinkles and rhytids in November 2002 and for treatment of facial wrinkles and rhytids in June 2004. In December 2005, we received FDA clearance to market our ThermaCool system for full body treatment of wrinkles. We have pending two additional applications for FDA clearance, one to market our ThermaCool system specifically for the treatment of eyelids, though eyelids are not contraindicated in our clearance, and a second for the treatment of cellulite. Both applications are in process, and we cannot predict when or if such clearances will be obtained.

Premarket Approval Pathway

A PMA must be submitted to the FDA if the device cannot be cleared through the 510(k) process. A PMA must be supported by extensive data, including but not limited to, technical, preclinical, clinical, manufacturing and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device.

No device that we have developed has required premarket approval, nor do we currently expect that any future device or indication will require premarket approval.

Product Modifications

We have modified aspects of our ThermaCool system and accessories since receiving regulatory clearance, and we have made additional 510(k) filings when we deem it necessary. Decisions and rationale not to file a 510(k) for device modifications are documented. After a device receives 510(k) clearance any modification that could affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new clearance or approval. The FDA requires each manufacturer to make this determination initially, but the FDA can review any decision and disagree with a manufacturer’s determination not to file a new 510(k) or PMA. If the FDA disagrees with our determination the FDA may retroactively require us to seek 510(k) clearance or premarket approval. The FDA could also require us to cease marketing and distribution and/or recall the modified device until 510(k) clearance or premarket approval is obtained. Also, in these circumstances, we may be subject to significant regulatory fines or penalties.

Clinical Trials

Clinical trials are almost always required to support an FDA premarket application and are sometimes required for 510(k) clearance. In the United States, these trials generally require submission of an application for an Investigational Device Exemption, or IDE, to the FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE must be approved in advance by the FDA for a specific number of patients unless the product is deemed a non-significant risk device eligible for more abbreviated IDE requirements. Clinical trials for significant risk devices may not begin until the IDE application is approved by FDA and the appropriate institutional review boards, or IRBs, at the clinical trial sites. Our clinical trials must be conducted under the oversight of an IRB at the relevant clinical trial sites and in accordance with FDA regulations, including but not limited to those relating to good clinical practices. We are also required to obtain patients’ informed consent that complies with both FDA requirements and state and federal privacy regulations. We, the FDA or the IRB at each site at which a clinical trial is being performed may suspend a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the benefits. Even if a trial is completed, the results of clinical testing may not demonstrate the safety and efficacy of the device, may be equivocal or may otherwise not be sufficient to obtain clearance or approval of the product. Similarly, in Europe the clinical study must be approved by the local ethics committee and in some cases, including studies with high-risk devices, by the Ministry of Health in the applicable country.

Pervasive and Continuing Regulation

After a device is placed on the market, numerous regulatory requirements continue to apply. These include:

•	Quality System regulations, or QSRs, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

•	labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or “off-label” uses;

•	medical device reporting, or MDR, regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur; and

•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

The FDA has broad post-market and regulatory enforcement powers. We and our third-party manufacturers are subject to unannounced inspections by the FDA and the Food and Drug Branch of the California Department of Health Services, or CDHS, to determine compliance with the QSR and other regulations. In the past, our facility has been inspected, and observations were noted. The FDA and CDHS have accepted our responses to these observations, and we believe that we are in substantial compliance with the QSR.

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

•	warning letters, fines, injunctions, consent decrees and civil penalties;

•	repair, replacement, refunds, recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing our requests for 510(k) clearance or premarket approval of new products or new intended uses;

•	withdrawing 510(k) clearance or premarket approvals that are already granted; and

•	criminal prosecution.

If any of these events were to occur, they could have a material adverse effect on our business.

We are also subject to a wide range of federal, state and local laws and regulations, including those related to the environment, health and safety, land use and quality assurance. We believe that compliance with these laws and regulations as currently in effect will not have a material adverse effect on our capital expenditures, earnings and competitive and financial position.

International

International sales of medical devices are subject to foreign governmental regulations, which vary substantially from country to country. The time required to obtain clearance or approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may be different. Some countries, such as Japan, have their own governmental approval process through which clinical trial data and other information are submitted to a regulatory authority. In other countries, a medical device may be commercialized if the product has been approved in the United States or in Europe.

The primary regulatory environment in Europe is that of the European Union. The European Union has adopted numerous directives and European Standardization Committees have promulgated voluntary standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear CE conformity marking, indicating that the device conforms with the essential requirements of the applicable directives and, accordingly, can be commercially distributed. ISO 9001 and ISO 13845 certification are voluntary harmonized standards. Compliance establishes the presumption of conformity with the essential requirements for a CE Marking. Our facility has been awarded the ISO 9001:2000 and the CAN/CSA ISO 13485:1998/ISO 13485:1996 certifications.

Employees

As of June 30, 2006, we had 150 employees, with 64 employees in sales and marketing, four employees in technical services, 29 employees in manufacturing operations, 28 employees in research and development including clinical, regulatory and certain quality functions, and 25 employees in general and administrative. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel. None of our employees is represented by a labor union, and we believe our employee relations are good.

Facilities

We occupy an 88,000 square foot facility in Hayward, California, under a lease that ends in September 2007, with an option to extend for an additional three-year term.

Legal Proceedings

We are not a party to any material pending or threatened litigation.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information concerning our executive officers and directors as of August 2, 2006:

Name	Age	Position

Stephen J. Fanning(1)	55	President, Chief Executive Officer and Chairman of the Board of Directors
Laureen DeBuono	49	Chief Financial Officer
Bader Bellahsene	47	Vice President, Research & Development
Pamela M. Buckman	63	Vice President, Clinical & Regulatory Affairs
Clint Carnell	36	Vice President, Domestic Sales
Douglas W. Heigel	45	Vice President, Operations
Sherree L. Lucas	49	Vice President, Marketing
Richard J. Meader	60	Vice President, Clinical, Regulatory & Quality Affairs
Gary L. Wilson	52	Vice President, International Sales
Robert F. Byrnes(1)	61	Director
Samuel D. Colella(1)(2)(3)	66	Director
Joseph M. DeVivo(1)(2)	39	Director
Edward W. Knowlton, M.D.	58	Director
Kenneth Ludlum(3)	53	Director
Gary Shaffer(4)	52	Director
Mark M. Sieczkarek(2)(3)	51	Director

(1)	Member of our nominating and governance committee.

(2)	Member of our compensation committee.

(3)	Member of our audit committee.

(4)	Mr. Shaffer will resign from our board of directors effective upon the closing of this offering.

Executive Officers

Stephen J. Fanning.    Mr. Fanning has been our President and Chief Executive Officer since January 2005 and Chairman of the board of directors since July 2006. From August 2001 to January 2005, Mr. Fanning served as the President and Chief Executive Officer of Ocular Sciences, a manufacturer and seller of disposable contact lenses. Previously, Mr. Fanning served in various senior executive positions at Johnson & Johnson for over 25 years. Mr. Fanning currently serves as a director of a privately held company that develops medical devices outside of the aesthetics market. Mr. Fanning received his B.S. degree from Philadelphia University.

Laureen DeBuono, Esq.    Ms. DeBuono has been our Chief Financial Officer since December 2003. From September 2000 to December 2003, she was a management and financial consultant to a number of companies including Restoration Hardware, a retail company, and Critical Path, an enterprise software company. From September 1999 to September 2000, she served as the Chief Financial Officer and Chief Operating Officer of more.com, an internet health products retailer, and from 1998 to 1999, as the Chief Financial Officer of ReSound, a public medical device company. Ms. DeBuono currently serves as a director of a privately held company that develops medical devices outside of the aesthetics market. Ms. DeBuono received her B.A. degree from Duke University, her M.A. degree from Stanford University and her J.D. degree from New York University School of Law.

Bader Bellahsene, Ph.D.    Dr. Bellahsene has been our Vice President, Research and Development since September 2005. From August 2004 to September 2005, Mr. Bellahsene served as our Senior Director of Hardware Systems. From October 2001 to August 2004, Mr. Bellahsene served as our Director of Hardware Systems. Previously, he served as Engineering Manager at Somnus Medical. Dr. Bellahsene received his B.S. degree from the University of Sciences & Technology in Algiers, his M.S. degree from the University of Wisconsin and his Ph.D in Biomedical Engineering from the University of Virginia.

Pamela M. Buckman.    Ms. Buckman has been our Vice President, Clinical & Regulatory Affairs since August 2003. From October 2000 to August 2003, Ms. Buckman served as our Senior Director of Clinical & Regulatory Affairs. From 1983 to October 2000, she was the President and Chief Executive Officer of Buckman Company, a clinical and regulatory consulting firm. Ms. Buckman received her B.S. degree from Mount St. Mary’s College and her M.S. degree in Psychiatric Nursing and Nursing Education from the University of California, Los Angeles.

Clint Carnell.    Mr. Carnell has been our Vice President, Domestic Sales since September 2005. From January 2000 to September 2005, Mr. Carnell served as the Vice President of Sales and in various sales and management positions at Bausch & Lomb, an eye care company. Previously, he also served as Managing Partner of Charleston Renal Care, a dialysis provider. Mr. Carnell received his B.A. degree from Duke University.

Douglas W. Heigel.    Mr. Heigel has been our Vice President, Operations since July 2003. From May 2002 to July 2003, he served as our Senior Director, Operations. From January 1997 to February 2002, Mr. Heigel was the Vice President, Manufacturing of Argonaut Technologies, a biotech company. Mr. Heigel received his B.S. degree from Oregon State University.

Sherree L. Lucas.    Ms. Lucas has been our Vice President, Marketing since February 2005. From September 2002 to February 2005, Ms. Lucas served as Marketing Director at Ocular Sciences. From January 2000 to August 2002, she served as Marketing Consultant at Lucas Consulting. Ms. Lucas received her B.A. degree from Marshall University and her M.B.A. from New York University.

Richard J. Meader.    Mr. Meader has been our Vice President, Clinical, Regulatory and Quality Affairs since January 2001. From September 1998 to December 2000, he served as the Vice President, Clinical, Regulatory and Quality Affairs of KeraVision, a medical device company. Mr. Meader received his B.S. degree from the University of California, Los Angeles.

Gary L. Wilson.    Mr. Wilson has been our Vice President, International Sales since November 2003. From May 2001 to July 2003, he served as Vice President, Worldwide Sales and Marketing of Cardima, a medical device company. From February 1996 to October 2000, he served as Vice President of various departments of Endosonics, a medical device company. Mr. Wilson received his B.S. degree from the University of California, Santa Barbara and his M.B.A. from National University.

Directors

Robert F. Byrnes.    Mr. Byrnes has been a director since September 2001. From November 2002 to January 2005, he served as our President and Chief Executive Officer. From October 1997 until October 2002 and from January 2005 to the present, Mr. Byrnes has served as the President and Chief Executive Officer of Roan, an advisory service for healthcare organizations. Mr. Byrnes has also served as Chairman and Chief Executive Officer of Tokos Medical, President of Caremark and Vice President of Marketing and Business Development for Genentech. Mr. Byrnes has served as a director on several public healthcare company boards and currently serves on the board of a privately held specialty pharmaceutical company focused on aesthetic medicine and therapeutic dermatology and a privately held company that develops medical devices outside of the aesthetics market. Mr. Byrnes received his B.S. degree from Ferris State University and his M.B.A. from Loyola University, Chicago.

Samuel D. Colella.    Mr. Colella has been a director since September 1997. Mr. Colella co-founded Versant Ventures, a healthcare and biotechnology venture capital firm, in 1999. He has been a General Partner at Institutional Venture Partners, a venture capital firm, since 1984. Mr. Colella currently serves as a director of Symyx Technologies, a research technology and research software company, Alexza Pharmaceuticals, a pharmaceutical company, Genomic Health, a life science company, and a number of privately held technology and biotechnology companies. Mr. Colella received his B.A. degree from the University of Pittsburgh and his M.B.A. from the Stanford Graduate School of Business.

Joseph M. DeVivo.    Mr. DeVivo has been a director since July 2006. From August 2003 to the present, Mr. DeVivo has served as the President and Chief Executive Officer and director of Rita Medical Systems, a medical device company. From August 2002 to August 2003, he served as the President, Chief Operating Officer and director of ComputerMotion Incorporation, a medical robotics company. From May 1993 to August 2002, Mr. DeVivo held various positions at United States Surgical, a division of TYCO Healthcare. Mr. DeVivo received his B.A. degree from the University of Richmond.

Edward W. Knowlton, M.D.    Dr. Knowlton is our founder and has been a director since January 1996. From August 2004 to the present, Dr. Knowlton has been retired from the practice of medicine, and has focused on developing medical technologies and consulting for us. From November 1978 to August 2004, Dr. Knowlton served as the President of Edward W. Knowlton, M.D. Inc., a private practice in plastic surgery. He founded the Danville Ambulatory Surgery Center, an outpatient center for plastic surgery, in 1983. Dr. Knowlton received his M.D. from Washington University.

Kenneth Ludlum.    Mr. Ludlum has been a director since March 2004. From October 2004 to the present, Mr. Ludlum has been a private consultant in the medical technology field. Mr. Ludlum was the President and Chief Executive Officer, and the Chairman of the Board of Directors, of Revivant, a medical device company, from June 2003 until its sale to ZOLL Medical in October 2004. From November 2001 to June 2003, Mr. Ludlum served as a consultant to medical and technology companies. From September 2000 to November 2001, Mr. Ludlum was the Vice President of International Operations of Endovasix, a medical device company. Previously, he served as the Chief Financial Officer and Vice President of Finance of Perclose. Mr. Ludlum currently serves as a director of NATUS Medical, a provider of healthcare medical equipment and products. He received his B.S. degree from Lehigh University and his M.B.A. from Columbia University.

Gary Shaffer.    Mr. Shaffer has been a director since April 1999. Mr. Shaffer has been a General Partner at Morgenthaler Ventures, a venture capital firm, since July 1998. From 1992 to 1998, he served as a Partner of Morgenthaler Ventures. Mr. Shaffer currently serves as a director of a number of privately held technology and non-aesthetics medical device companies. He received his B.A. degree from Dartmouth College and his M.B.A. from the Stanford Graduate School of Business.

Mark M. Sieczkarek.    Mr. Sieczkarek has been a director since July 2006. From April 2003 to the present, Mr. Sieczkarek has served as the President and Chief Executive Officer and director of Conceptus, a medical device company. From 1995 to January 2003, Mr. Sieczkarek served in various senior executive positions at Bausch & Lomb, an eye care company, including as President of the Americas, President of Europe, Middle East and Africa, Vice President of Finance and Information Management and Technology of Bausch & Lomb Surgical, Vice President of Corporate Development of Bausch & Lomb Surgical, and Vice President and Controller of North American Vision Care. Previously, he served as the Vice President and Chief Financial Officer of KOS Pharmaceuticals. Mr. Sieczkarek received his B.S. degree from the State University of New York at Buffalo and his M.B.A. from Canisius College.

Executive Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among our directors and officers.

Board of Directors Composition

We are managed under the direction of our board of directors. Our authorized number of directors is nine. We are actively searching for qualified candidates to add to our board of directors or to replace members that may resign from time to time. Upon completion of this offering, our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, each with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. At the closing of this offering, our directors will be divided among the three classes as follows:

•	the Class I directors will be Samuel D. Colella, Stephen F. Fanning and Kenneth Ludlum, and their terms will expire at the 2007 annual meeting of stockholders;

•	the Class II directors will be Edward W. Knowlton, M.D., Joseph M. DeVivo and one vacancy, and their terms will expire at the 2008 annual meeting of stockholders; and

•	the Class III directors will be Robert F. Byrnes, Mark M. Sieczkarek and one vacancy, and their terms will expire at the 2009 annual meeting of stockholders.

This classification of the board of directors may delay or prevent a change in control of our company or our management. See “Description of Capital Stock — Anti-Takeover Effects of Provisions of the Certificate of Incorporation and Bylaws.”

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee and a nominating and governance committee.

Audit Committee.    Our audit committee is a standing committee of, and operates under a written charter adopted by, our board of directors. Our audit committee is chaired by Mr. Ludlum and also includes Messrs. Colella and Sieczkarek, each of whom is independent within the meaning of applicable SEC and Nasdaq rules. Our board of directors has determined that Mr. Ludlum qualifies as an audit committee financial expert. The committee is authorized to:

•	appoint our independent auditors;

•	review our internal accounting procedures and financial statements; and

•	consult with and review the services provided by our independent auditors, including the results and scope of their audit.

We believe that upon the closing of this offering, the composition and functioning of our audit committee will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, The Nasdaq Global Market and SEC rules and regulations. We intend to comply with additional requirements to the extent they become applicable to us in the future.

Compensation Committee.    Our compensation committee is a standing committee of, and operates under a written charter adopted by, our board of directors. Our compensation committee is chaired by Mr. Colella and also includes Messrs. DeVivo and Sieczkarek, each of whom is independent within the meaning of applicable SEC and Nasdaq rules. The committee is authorized to:

•	review and recommend to our board of directors the compensation and benefits for all of our executive officers;

•	administer our stock plans; and

•	establish and review general policies relating to compensation and benefits for our employees.

We believe that upon the closing of this offering, the composition and functioning of our compensation committee will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, The Nasdaq Global Market and SEC rules and regulations. We intend to comply with additional requirements to the extent they become applicable to us in the future.

Nominating and Governance Committee.    Our nominating and governance committee is a standing committee of, and operates under a written charter adopted by, our board of directors. Our nominating and governance committee is chaired by Mr. DeVivo and also includes Messrs. Byrnes, Colella and Fanning. Messrs. DeVivo and Colella are independent within the meaning of applicable SEC and Nasdaq rules. Messrs. Byrnes and Fanning are not considered to be independent. Because our nominating and governance committee is not comprised exclusively of independent members, the committee will not officially nominate directors for membership on the board without further board approval being required, but rather will make recommendations to the board for further approval by the independent members of the board at large. The committee is authorized to:

•	discuss and recommend to full board of directors for approval by a majority of the independent members of the board of directors all nominees for membership on the board of directors;

•	discuss and recommend to full board of directors for approval by a majority of the independent members of the board of directors the appointment of directors to committees of the board of directors and suggested rotations for chairmen of committees of the board of directors;

•	review issues and developments relating to corporate governance; and

•	evaluate the effectiveness of the operation of the board of directors and its committees.

We believe that upon the closing of this offering, the composition and functioning of our nominating and governance committee will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, The Nasdaq Global Market and SEC rules and regulations. We intend to comply with additional requirements to the extent they become applicable to us in the future.

Code of Business and Ethical Conduct

Our board of directors will adopt a written Code of Business and Ethical Conduct for our directors, officers and employees prior to the completion of this offering. The code sets forth specific ethical policies and principles that will apply to our directors, officers and employees designed to prevent wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that a registrant files with, or submits to, the SEC and in other public communications made by our company;

•	compliance with applicable governmental laws, rules and regulations;

•	the prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

•	accountability for adherence to the code.

Copies of our Code of Business and Ethical Conduct will be posted on our internet website at www.thermage.com. This URL is an inactive textual reference only and as such, the information contained on our website is not a part of this prospectus. We also intend to disclose, on our internet website and through appropriate SEC filings, any amendments to the code and any waivers of its requirements that may be granted by our board of directors to any director or executive officer.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

Effective upon the closing of this offering, each non-employee director will receive, for his or her service on the board, $1,500 per meeting attended. Each non-employee director who serves on our audit committee or compensation committee will also receive, for his or her service on such committee $500 per meeting attended. In addition, the chairpersons of our audit committee, compensation committee, and nominating and governance committee will each annually receive $10,000, $5,000, and $5,000 respectively, in consideration for their services in these respective roles. Directors may be reimbursed for expenses incurred in connection with their attendance at board of directors and committee meetings.

In addition, our 1997 Stock Option Plan provides for the automatic grant of non-statutory options to our non-management directors. Each non-management director on the board of directors on or after September 19, 2002 became entitled to receive an initial option to purchase 10,000 shares upon the later of September 19, 2002 or such director’s appointment to the board of directors. These initial options would vest ratably as to 1/48th of the shares subject to the option each month, subject to the director’s continued service on each relevant vesting date. In addition, beginning in 2004, non-management directors who had been directors for at least six months became entitled to receive a subsequent option to purchase 5,000 shares upon the first day of each calendar year. These options would vest ratably as to 1/48th of the shares subject to the option each month, subject to the director’s continued service on each relevant vesting date. All options eligible to be granted under the automatic grant provisions have a term of ten years and an exercise price equal to the fair market value on the date of grant. Each of our non-management directors has waived his right to the above automatic option grants under our 1997 Stock Option Plan. See “Management — Employee Benefit Plans — 1997 Stock Option Plan.”

We will not grant any additional awards under our 1997 Stock Option Plan following this offering. Instead we will grant options under our 2006 Equity Incentive Plan. Our 2006 Equity Incentive Plan also provides for the automatic grant of non-statutory options to our non-employee directors. Each non-employee director appointed to the board of directors after the completion of this offering will receive an initial option to purchase 20,000 shares upon such appointment except for those directors who become non-employee directors by ceasing to be employee directors. This option will vest ratably as to 1/36th of the shares subject to the option each month, subject to the director’s continued service on each relevant vesting date. In addition, beginning in 2006, non-employee directors who have been directors for at least six months will receive a subsequent option to purchase 10,000 shares immediately following each annual meeting of our stockholders. This option will vest ratably as to 1/12th of the shares subject to the option each month, subject to the director’s continued service on each relevant vesting date. All options granted under the automatic grant provisions have a term of ten years and an exercise price equal to the fair market value on the date of grant. See “Management — Employee Benefit Plans — 2006 Equity Incentive Plan.”

Executive Compensation

The following summary compensation table sets forth summary information as to compensation received by both individuals serving as our Chief Executive Officer during 2005 and our four other most highly compensated executive officers who were employed by us as of December 31, 2005. We refer to these persons as our named executive officers elsewhere in this prospectus.

Summary Compensation Table

		Annual Compensation				Long Term Compensation
Name and Principal Position	Year	Salary	Bonus(1)	Other		Securities Underlying Options (#)
Stephen J. Fanning(2) President and Chief Executive Officer	2005	$359,375	$154,688	$8,523	(3)	650,000
Laureen DeBuono Chief Financial Officer	2005	$205,242	$51,975	$11,869	(4)	—
Douglas W. Heigel Vice President, Operations	2005	$200,000	$44,000	$6,558	(5)	4,000
Richard J. Meader Vice President, Clinical, Regulatory & Quality Affairs	2005	$200,000	$44,000	$11,773	(6)	—
Gary L. Wilson Vice President, International Sales	2005	$188,987	$—	$94,419	(7)	75,000
Robert F. Byrnes(8) President and Chief Executive Officer	2005	$121,418	$119,700	$7,722	(9)	12,000

(1)	Bonus amounts presented represent employee performance bonuses and, unless otherwise noted, are reported for the year in which they were earned, although they may have been paid in the following year.

(2)	Mr. Fanning has served as our President and Chief Executive Officer since January 15, 2005.

(3)	Includes $7,893 for health insurance premiums and $630 for life insurance premiums.

(4)	Includes $11,249 for health insurance premiums and $620 for life insurance premiums.

(5)	Includes $6,034 for health insurance premiums and $524 for life insurance premiums.

(6)	Includes $11,249 for health insurance premiums and $524 for life insurance premiums.

(7)	Includes $11,249 for health insurance premiums, $539 for life insurance premiums and $82,631 in commissions.

(8)	Mr. Byrnes served as our President and Chief Executive Officer until January 15, 2005 and continued as a full-time employee through February 2005. During the remainder of 2005, Mr. Byrnes served us in a part-time capacity at a salary of $2,500 per month and continued to receive health and life insurance benefits. The bonus amount reported for Mr. Byrnes represents amounts earned in 2004 and actually paid during 2005. Of this bonus amount, $48,000 was not paid directly in cash, but instead was used by Mr. Byrnes to purchase 12,000 shares of our common stock pursuant to an option exercise as disclosed under Long Term Compensation.

(9)	Includes $7,092 for health insurance premiums and $630 for life insurance premiums.

Option Grants in Last Fiscal Year

The following table shows information regarding stock options granted to the executive officers named in the summary compensation table above during our fiscal year ended December 31, 2005. Options were granted with an exercise price per share equal to the fair market value of our common stock on the date of grant, as determined by our board of directors. The potential realizable value is based on the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until the expiration of the ten-year term of the option. These numbers are calculated based on SEC requirements and do not reflect projections or estimates of future stock price growth. Potential realizable values are computed by:

•	multiplying the number of shares of common stock underlying each option by $ per share, the midpoint of the range on the front cover of this prospectus;

•	assuming that the total stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire ten-year term of the option; and

•	subtracting from that result the total option exercise price.

Actual gains, if any, on stock option exercises will be dependent on the future performance of the common stock. The percentage of total options granted is based on an aggregate of 1,908,049 options granted by us during the fiscal year ended December 31, 2005, to our employees, consultants, and directors, including the executive officers listed in the table below. These options generally vest at the rate of 25% after one year of service from the date of grant, and monthly thereafter, in equal amounts, generally over 36 additional months. These options have a term of ten years, but may terminate before their expiration dates if the optionee’s status as an employee is terminated, or upon the optionee’s death or disability. See “Management — Employee Benefit Plans” for more details regarding these options.

2005 Option Grants

	Individual Grants
Name	Number of Securities Underlying Options Granted		% of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Share		Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
							5%		10%
Stephen J. Fanning	650,000		34.2%	$4.00	(1)	2/2/2015	$		$
Laureen DeBuono	—		—	—		—		—		—
Douglas W. Heigel	4,000	(2)	0.2%	4.00		2/2/2015
Richard J. Meader	—		—	—		—		—		—
Gary L. Wilson	75,000		3.9%	4.00	(1)	12/15/2015
Robert F. Byrnes	12,000		0.6%	4.00		2/2/2015

(1)	The exercise price per share for this option was reduced to $1.90 in connection with our option re-pricing arrangement. See “Related Party Transactions — Option Re-Pricing Arrangement.”

(2)	This option grant was cancelled as of March 2006 in connection with our option re-pricing arrangement.

Aggregated Option Exercises in 2005 and Year-End Option Values

The following table sets forth certain information with respect to option exercises in the year ended December 31, 2005 and the total value of options held by each executive officer named in the summary compensation table above as of December 31, 2005. Because there was no public trading market for the common stock as of December 31, 2005, the value realized upon the exercise of options and the value of the unexercised in-the-money options at year-end have been calculated using an assumed initial public offering price of $             per share, the midpoint of the range on the front cover of this prospectus, minus the applicable per share exercise price.

2005 Aggregated Option Exercises and Year-End Values

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2005		Value of Unexercised In-the-Money Options at December 31, 2005
			Exercisable	Unexercisable	Exercisable		Unexercisable
Stephen J. Fanning	—	$—	—	650,000	$		$
Laureen DeBuono	—	—	275,000	—
Douglas W. Heigel	—	—	78,247	65,128
Richard J. Meader	—	—	45,000	8,438
Gary L. Wilson	—	—	39,062	110,938
Robert F. Byrnes	12,000		—	—		—		—

Employee Benefit Plans

1997 Stock Option Plan

Our 1997 Stock Option Plan was adopted by the board of directors in June 1997 and approved by the stockholders in August 1997. Our 1997 Stock Option Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options to our employees, directors and consultants and any parent and subsidiary corporations’ employees and consultants. The 1997 Stock Option Plan also allows for awards of stock purchase rights. We will not grant any additional awards under our 1997 Stock Option Plan following this offering. Instead we will grant awards under our 2006 Equity Incentive Plan.

We have reserved a total of 5,940,000 shares of our common stock for issuance under the 1997 Stock Option Plan. As of June 30, 2006, options to purchase 3,145,579 shares of common stock were outstanding and 234,756 shares were available for future grant under this plan.

Our board of directors or a committee appointed by our board of directors administers our 1997 Stock Option Plan. Our compensation committee will be responsible for administering all of our equity compensation plans upon the completion of this offering. Under our 1997 Stock Option Plan, the administrator has the power to determine the terms of the awards, including the service providers who will receive awards, the exercise price, the number of shares subject to each such award, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise.

With respect to all incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. With respect to all nonstatutory stock options, the exercise price must at least be equal to 85% of the fair market value of our common stock on the date of grant. The term of an option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time as specified in the stock option agreement subject to the following limitations:

•	if the participant is terminated for any reason other than death, disability or for cause, then the participant may exercise options vested as of the termination date within three months of the termination date (or within a shorter period not to be less than 30 days), but in no event later than the expiration date of the options; and

•	if the participant is terminated because of death or disability, then the participant (or the participant’s beneficiary or estate, as applicable) may exercise options vested as of the termination date within 12 months of the termination date (or within a shorter period not to be less than 6 months) but in no event later than the expiration date of the options.

Our 1997 Stock Option Plan also provides for the automatic grant of non-statutory options to our non-management directors. Each non-management director on the board of directors on or after September 19, 2002 is entitled to receive an initial option to purchase 10,000 shares upon the later of September 19, 2002 or such director’s appointment to the board of directors. This option will vest ratably as to 1/48th of the shares subject to the option each month, subject to the director’s continued service on each relevant vesting date. In addition, beginning in 2004, non-management directors who have been directors for at least six months are entitled to receive a subsequent option to purchase 5,000 shares upon the first day of each calendar year. This option will vest ratably as to 1/48th of the shares subject to the option each month, subject to the director’s continued service on each relevant vesting date. All options granted under the automatic grant provisions have a term of ten years and an exercise price equal to the fair market value on the date of grant. Each of our non-management directors has waived his right to the above automatic option grants under our 1997 Stock Option Plan.

Unless the administrator provides otherwise, our 1997 Stock Option Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise an award during his or her lifetime.

Our 1997 Stock Option Plan provides that in the event of our merger with or into another corporation or the sale of substantially all our assets, the successor corporation or its parent or subsidiary will assume, substitute or replace an equivalent award for each outstanding award. If there is no assumption, substitution or replacement of outstanding awards, the awards will be, unless otherwise provided in any applicable option document, fully vested and exercisable, and if not exercised prior to the consummation of the transaction, shall terminate.

Our 1997 Stock Option Plan will automatically terminate in 2007, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 1997 Stock Option Plan provided such action does not impair the rights of any participant. The 1997 Stock Option Plan will be terminated as of the effective date of this offering.

2006 Equity Incentive Plan

Our board of directors adopted and our stockholders approved our 2006 Equity Incentive Plan in August 2006. Our 2006 Equity Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

We have reserved a total of 2,750,000 shares of our common stock for issuance under the 2006 Equity Incentive Plan, plus (a) any shares which have been reserved but not issued under our 1997 Stock Option Plan as of the effective date of this offering and (b) any shares returned to our 1997 Stock Option Plan on or after the effective date of this offering as a result of termination of options or the repurchase of shares issued under the 1997 Stock Option Plan. The maximum number of shares that may be added to the 2006 Equity Incentive Plan from the 1997 Stock Option Plan is 3,750,000 shares. In addition, our 2006 Equity Incentive Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with our 2007 fiscal year, equal to the least of:

•	3.5% of the outstanding shares of our common stock on the last day of the immediately preceding fiscal year;

•	1,800,000 shares; or

•	such other amount as our board of directors may determine.

Our board of directors or a committee of our board administers our 2006 Equity Incentive Plan. Our compensation committee will be responsible for administering all of our equity compensation plans. In the case of options intended to qualify as “performance based compensation” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, the committee will consist of two or more “outside directors” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended. The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration payable upon exercise. The administrator also has the authority to institute an exchange program whereby the exercise prices of outstanding awards may be reduced, outstanding awards may be surrendered in exchange for awards with a lower exercise price or outstanding awards may be transferred to a third party.

The exercise price of options granted under our 2006 Equity Incentive Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months. However, an option generally may not be exercised later than the expiration of its term.

Stock appreciation rights may be granted under our 2006 Equity Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof. Stock appreciation rights expire under the same rules that apply to stock options.

Restricted stock may be granted under our 2006 Equity Incentive Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted stock units may be granted under our 2006 Equity Incentive Plan. Restricted stock units are awards of restricted stock, performance shares or performance units that are paid out in installments or on a deferred basis. The administrator determines the terms and conditions of restricted stock units including the vesting criteria and the form and timing of payment.

Performance units and performance shares may be granted under our 2006 Equity Incentive Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. Payment for performance units and performance shares may be made in cash or in shares of our common stock with equivalent value, or in some combination, as determined by the administrator.

Our 2006 Equity Incentive Plan also provides for the automatic grant of non-statutory options to our non-employee directors. Each non-employee director appointed to the board of directors after the completion of this offering will receive an initial option to purchase 20,000 shares upon such appointment except for those directors who become non-employee directors by ceasing to be employee directors. This option will vest ratably as to 1/36th of the shares subject to the option each month, subject to the director’s continued service on each relevant vesting date. In addition, beginning in 2006, non-employee directors who have been directors for at least six months will receive a subsequent option to purchase 10,000 shares immediately following each annual meeting of our stockholders. This option will vest ratably as to 1/12th of the shares subject to the option each month, subject to the director’s continued service on each relevant vesting date. All options granted under the automatic grant provisions have a term of ten years and an exercise price equal to the fair market value on the date of grant.

Unless the administrator provides otherwise, our 2006 Equity Incentive Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Our 2006 Equity Incentive Plan provides that in the event of our change in control, as defined in the 2006 Equity Incentive Plan, each outstanding award will be treated as the administrator determines, including that the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. The administrator is not required to treat all awards similarly. If there is no assumption or substitution of outstanding awards, the awards will fully vest, all restrictions will lapse and the awards will become fully exercisable. The administrator will provide notice to the recipient that he or she has the right to exercise the option and stock appreciation right as to all of the shares subject to the award, all restrictions on restricted stock will lapse and all performance goals or other vesting requirements for performance shares and units will be deemed achieved, and all other terms and conditions met. The option or stock appreciation right will terminate upon the expiration of the period of time the administrator provides in the notice. In the event the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options and stock appreciation rights will fully vest and become immediately exercisable, all restrictions on restricted stock will lapse and all performance goals or other vesting requirements for performance shares and units will be deemed achieved, and all other terms and conditions met.

Our 2006 Equity Incentive Plan will automatically terminate in 2016, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2006 Equity Incentive Plan provided such action does not impair the rights of any participant.

2006 Employee Stock Purchase Plan

Concurrently with this offering, we intend to establish our 2006 Employee Stock Purchase Plan. Our board of directors adopted and our stockholders approved the 2006 Employee Stock Purchase Plan in August 2006.

A total of 250,000 shares of our common stock will be made available for sale under our 2006 Employee Stock Purchase Plan. In addition, our 2006 Employee Stock Purchase Plan provides for annual increases in the number of shares available for issuance under the plan on the first day of each fiscal year, beginning with our 2007 fiscal year, equal to the least of:

•	2% of the outstanding shares of our common stock on the first day of the fiscal year;

•	900,000 shares; or

•	such other amount as may be determined by our board of directors.

Our board of directors or a committee of our board administers the 2006 Employee Stock Purchase Plan. Our compensation committee will be responsible for administering all of our equity compensation plans. Our board of directors or its committee has full and exclusive authority to interpret the terms of the 2006 Employee Stock Purchase Plan and determine eligibility.

All of our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than 5 months in any calendar year. However, an employee may not be granted rights to purchase stock if:

•	such employee immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•	such employee’s rights to purchase stock under all of our employee stock purchase plans would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year in which such rights are outstanding.

Our 2006 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended, and provides for consecutive, non-overlapping six-month offering periods. The offering periods generally start on the first trading day on or after May 15 and November 15 of each year, except for the first such offering period which will commence on the first trading day on or after the effective date of this offering and will end on the first trading day on or after May 15, 2007.

Our 2006 Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation which includes a participant’s straight time gross earnings, commissions, overtime and shift premium, exclusive of payments for incentive compensation, bonuses and other compensation. A participant may purchase a maximum of 2,500 shares of common stock during a six-month offering period.

Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month offering period. The purchase price is 85% of the fair market value of our common stock at the exercise date. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

A participant may not transfer rights granted under the 2006 Employee Stock Purchase Plan other than by will, the laws of descent and distribution or as otherwise provided under the 2006 Employee Stock Purchase Plan.

In the event of our merger or change in control, as defined under the 2006 Employee Stock Purchase Plan, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase rights, the offering period then in progress will be shortened, and a new exercise date will be set.

Our 2006 Employee Stock Purchase Plan will automatically terminate in 2026, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate our 2006 Employee Stock Purchase Plan, except that, subject to certain exceptions described in the 2006 Employee Stock Purchase Plan, no such action may adversely affect any outstanding rights to purchase stock under our 2006 Employee Stock Purchase Plan.

Employment Agreements and Change of Control Arrangements

All of our current employees have entered into agreements with us which contain restrictions and covenants. These provisions include covenants relating to the protection of our confidential information and the assignment of inventions. None of our employees are employed for a specified term, and each employee’s employment with us is subject to termination at any time by either party for any reason, with or without cause.

We have entered into an employment agreement with Stephen J. Fanning. The employment agreement provides for a lump sum cash payment in the amount of one year of base salary and bonus plus full acceleration of stock option vesting in the event that Mr. Fanning is terminated without cause or is constructively terminated within 12 months after a change in control. The employment agreement also provides for severance payments consisting of one year of base salary and reimbursement for one year of continued health benefits in the event Mr. Fanning is terminated without cause not in connection with a change in control.

We have adopted a formal severance benefit plan for our full-time employees. The exact payment to any eligible employee is dependent on rank. The maximum possible payment to the highest ranking employees covered by the plan is equal to 12 weeks of severance pay and 3 months of COBRA coverage and outplacement services. Stephen J. Fanning, our President and Chief Executive Officer, whose employment agreement provides for separate and superior severance benefits, and our employees based outside the United States, are not eligible to participate in the plan. Each of our other 143 full-time employees who is involuntarily terminated as a result of the following circumstances is eligible to participate in the plan:

•	a corporate reorganization;

•	a reduction in staff and selection for participation in the plan by the Chief Executive Officer; or

•	a closure or reorganization of a facility or operation.

Our option agreements with our directors and certain key employees also provide for the accelerated vesting of all shares subject to these options in the event such director or key employee is terminated without cause or constructively terminated within 12 months of our change of control.

Limitations on Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation and bylaws provide that we will indemnify our directors and officers, and may indemnify our other employees and agents, to the fullest extent permitted by the General Corporation Law of the State of Delaware. Under our bylaws, we are also empowered to enter into indemnification agreements with our directors and officers and to purchase insurance on behalf of any person whom we are required or permitted to indemnify. We have procured and intend to maintain a directors’ and officers’ liability insurance policy that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances.

We have entered into indemnification agreements with our directors, officers and others. Under these agreements, we are required to indemnify them against all expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any actual or threatened proceeding, if any of them may be made a party to such proceeding because he or she is or was one of our directors, officers, employees or agents. We are obligated to pay these amounts only if the officer or director acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, our best interests. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification thereunder.

In addition, our amended and restated certificate of incorporation provides that the liability of our directors for monetary damages shall be eliminated to the fullest extent permissible under the General Corporation Law of the State of Delaware. This provision in our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available. Each director will continue to be subject to liability for any breach of the director’s duty of loyalty to us and for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions that have occurred this year or during our last three fiscal years to which we were a party or a party in which:

•	the amounts involved exceeded or will exceed $60,000; and

•	a director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Employment Agreement with Stephen J. Fanning

In January 2005, we entered into an employment agreement with Stephen J. Fanning, our President, Chief Executive Officer and director. For information regarding this agreement, please refer to the section entitled “Management — Employment Agreements and Change of Control Arrangements.”

Consulting Agreement with Edward W. Knowlton, M.D.

In July 1997, we entered into a consulting agreement, as amended, with Edward W. Knowlton, M.D., a director of our company, to obtain consulting services related to the development of our ThermaCool system. Under this agreement, we paid Dr. Knowlton $85,503 in 2003, $75,000 in 2004 and $75,000 in 2005. Pursuant to the consulting agreement, Dr. Knowlton provides approximately six days of consulting services per month for an indefinite term. The consulting agreement is terminable by either party upon a one-year written notice.

Transactions with Keith L. Mullowney

In September 2003, Keith L. Mullowney, who was then a director of our company, exercised options to purchase 250,000 shares of common stock at $0.45 per share. The total exercise price of $112,500 was paid to us in the form of a full-recourse promissory note bearing interest at 3.31% per annum, and 250,000 shares of common stock were pledged as collateral for the note. The unvested shares are subject to a repurchase option in favor of us, and as of June 30, 2006, 15,626 shares were subject to our repurchase option. Mr. Mullowney resigned from our board of directors in July 2006 and the note remains outstanding.

In March 2005, we entered into a Severance Agreement and Release with Mr. Mullowney, pursuant to which he resigned from his position overseeing international sales and we paid Mr. Mullowney $240,000 for a release of claims.

In addition, in March 2005 we entered into a separate agreement with Mr. Mullowney pursuant to which he agreed to serve as an ambassador for our company in exchange for $125 per hour for travel time (up to $1,000 per day) and $2,000 per day for services rendered. Under this agreement, we paid Mr. Mullowney $53,000 in 2005 and $20,358 for the first six months of 2006.

Transactions with Robert F. Byrnes

In December 2002, Robert F. Byrnes, a director of our company, exercised options to purchase 1,055,000 shares of common stock at $0.45 per share. The total exercise price of $474,750 was paid to us in the form of a full-recourse promissory note bearing interest at 3.31% per annum, and 1,055,000 shares of common stock were pledged as collateral for the note. In March 2005, we repurchased 100,000 shares from Mr. Byrnes at $0.45 per share for a purchase price of $45,000 and in February 2006, we repurchased 102,084 shares from Mr. Byrnes at $0.45 per share for a purchase price of $45,937.80. We paid the purchase price for these repurchases by reducing the principal amount of the note to $383,812.20. In July 2006, Mr. Byrnes paid us the balance of the note in the amount of $383,812.20 plus accrued interest in the amount of $47,559.27.

Automatic Option Grants to Non-Management Directors

Our 1997 Stock Option Plan provides for the automatic grant of non-statutory options to our non-management directors. For information regarding this arrangement, please refer to the section entitled “Management — Employee Benefit Plans.”

Option Re-Pricing Arrangement

In March 2006, we amended certain unexercised options granted to certain of our directors and executive officers as set forth in the table below to reduce the exercise price of such options to $1.90 per share in exchange for the forfeiture by such directors and executive officers of options granted to them at higher prices.

Name	Common Shares Subject to Options	Original Exercise Price
Executive Officers
Bader Bellahsene	10,000	$8.00
	70,000	4.00
	50,000	4.00
Pamela M. Buckman	30,000	6.00
Clint Carnell	150,000	4.00
Stephen J. Fanning	650,000	4.00
Douglas W. Heigel	20,000	6.00
Sherree L. Lucas	75,000	4.00
	75,000	4.00

Directors
Samuel D. Colella	10,000	2.00
	10,000	4.00
Edward W. Knowlton	10,000	2.00
	10,000	4.00
Kenneth Ludlum	10,000	4.00
Gary Shaffer	10,000	2.00
	10,000	4.00

Severance Benefit Plan

We have adopted a severance benefit plan, effective as of February 1, 2005, under which designated employees, including executive officers, may participate. For information regarding this plan, please refer to the section entitled “Management — Employment Agreements and Change of Control Arrangements.”

Director and Officer Indemnification

We have entered into an indemnification agreement with each of our directors and executive officers. These indemnification agreements and our amended and restated certificate of incorporation and bylaws indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. For information regarding these indemnification arrangements, please refer to the section entitled “Management — Limitations on Liability and Indemnification of Directors and Officers.”

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding beneficial ownership of our common stock as of August 2, 2006, by:

•	each beneficial owner of 5% or more of the outstanding shares of our common stock;

•	each of our directors;

•	each of our executive officers named in the summary compensation table; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or exercisable by warrants held by that person that are currently exercisable or exercisable within 60 days of August 2, 2006 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Percentage of beneficial ownership is based upon 16,375,938 shares of common stock outstanding as of August 2, 2006, which assumes the conversion of all outstanding shares of our preferred stock into common stock. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name. Except as otherwise indicated, the address of each of the persons in this table is c/o Thermage, Inc., 25881 Industrial Boulevard, Hayward, California 94545.

	Beneficial Ownership				Percentage of Common Stock Beneficially Owned
Name and Address of Beneficial Owner	Shares		Options and Warrants Exercisable Within 60 Days		Before the Offering	After the Offering
5% or more stockholders
Entities affiliated with Draper Fisher Jurvetson ePlanet Ventures 2882 Sand Hill Road, Suite 150 Menlo Park, CA 94025	1,333,332	(1)	133,334	(2)	8.9%
Essex Woodlands Health Ventures Fund V, L.P. 10001 Woodloch Forest Drive Waterway Plaza Two, Suite 175 The Woodlands, TX 77380	1,555,555	(3)	155,556		10.4
Entities affiliated with Institutional Venture Partners 3000 Sand Hill Road, Suite 290 Menlo Park, CA 94025	2,786,931	(4)	40,001	(5)	17.2
Entities affiliated with Morgenthaler Venture Partners 2710 Sand Hill Road, Suite 100 Menlo Park, CA 94025	2,687,630	(6)	88,889	(7)	16.9
Entities affiliated with Technology Partners 550 University Avenue Palo Alto, CA 94301	2,271,108	(8)	93,777	(9)	14.4

	Beneficial Ownership		Percentage of Common Stock Beneficially Owned
Name of Beneficial Owner	Shares	Options and Warrants Exercisable Within 60 Days	Before the Offering	After the Offering
Named Executive Officers and Directors
Stephen J. Fanning	—	285,720	1.7
Laureen DeBuono	—	275,000	1.7
Douglas W. Heigel	73,124	72,707	*	*
Richard J. Meader	86,562	53,438	*	*
Gary L. Wilson	—	67,187	*	*
Samuel D. Colella(10)	2,786,931	62,083	17.3
Robert F. Byrnes(11)	967,916	5,458	5.9
Joseph M. DeVivo	—	1,111	*	*
Edward W. Knowlton, M.D.	850,000	61,250	5.5
Gary Shaffer(12)	2,687,630	110,971	17.0
Kenneth Ludlum	24,582	834	*	*
Mark M. Sieczkarek	—	1,111	*	*
All executive officers and directors as a group (16 persons)	7,552,681	1,158,636	49.7

*	Indicates ownership of less than 1%.

(1)	Consists of 1,284,000 shares held by Draper Fisher Jurvetson ePlanet Ventures L.P.; 26,666 shares held by Draper Fisher Jurvetson ePlanet Partners Fund, LLC; and 22,666 shares held by Draper Fisher Jurvetson ePlanet Ventures GmbH & Co. KG. Draper Fisher Jurvetson ePlanet Partners, Ltd. is the general partner of Draper Fisher Jurvetson ePlanet Ventures L.P. Timothy C. Draper, John H. N. Fisher, Steve T. Jurvetson and Asad Jamal are managing directors of Draper Fisher Jurvetson ePlanet Partners, Ltd. and share voting and investment control over the shares held by Draper Fisher Jurvetson ePlanet Ventures L.P. Timothy C. Draper, John H. N. Fisher and Steve T. Jurvetson are managing members of Draper Fisher Jurvetson ePlanet Partners Fund, LLC and share voting and investment control over the shares held by Draper Fisher Jurvetson ePlanet Partners Fund, LLC. Draper Fisher Jurvetson ePlanet Verwaltungs GmbH is the general partner of Draper Fisher Jurvetson ePlanet Ventures GmbH & Co. KG. Timothy C. Draper, John H. N. Fisher, Steve T. Jurvetson and Asad Jamal are managing directors of Draper Fisher Jurvetson ePlanet Verwaltungs GmbH and share voting and investment control over the shares held by Draper Fisher Jurvetson ePlanet Ventures GmbH & Co. KG. Messrs. Draper, Fisher, Jurvetson and Jamal disclaim beneficial ownership of the shares held directly by each of the foregoing entities except to the extent of their pecuniary interest therein.

(2)	Consists of warrants exercisable for 128,400 shares held by Draper Fisher Jurvetson ePlanet Ventures L.P.; warrants exercisable for 2,667 shares held by Draper Fisher Jurvetson ePlanet Partners Fund, LLC; and warrants exercisable for 2,267 shares held by Draper Fisher Jurvetson ePlanet Ventures GmbH & Co. KG.

(3)	James Currie, Martin Sutter and Immanuel Thangaraj share voting and investment control over the shares held by Essex Woodlands Health Ventures Fund V, L.P.

(4)	Consists of 2,707,357 shares held by Institutional Venture Partners VII, L.P.; 42,405 shares held by Institutional Venture Management VII, L.P.; and 13,333 shares held by IVM VII Investment Account; and 23,836 shares held by IVP Founders Fund I, L.P. Institutional Venture Management VII is the general partner of Institutional Venture Partners VII, L.P. Institutional Venture Management VI is the general partner of IVP Founders Fund I, L.P. Samuel D. Colella, Reid Dennis, M.J. Elmore, Norm Fogelsong, RuthAnn Quindlan, Jim Strand, Pete Thomas, Bill Tai and Geoff Yang share voting and investment control over all shares held by entities affiliated with Institutional Venture Partners.

(5)	Consists of warrants exercisable for 39,201 shares held by Institutional Venture Partners VII, L.P.; and warrants exercisable for 800 shares held by Institutional Venture Management VII, L.P.

(6)	Consists of 1,798,741 shares held by Morgenthaler Venture Partners V; and 888,889 shares held by Morgenthaler Partners VII, L.P. Morgenthaler Management Partners V, LLC is the managing general partner of Morgenthaler Venture Partners V, L.P. (MVP V). Robert C. Bellas, Jr., Theodore A. Laufik, Gary R. Little, John D. Lutsi, Gary J. Morgenthaler, Robert D. Pavey, G. Gary Shaffer and Peter G. Taft share voting and investment control over the shares held by MVP V. Morgenthaler Management Partners VII, LLC is the managing general partner of Morgenthaler Partners VII, L.P. (MP VII). Robert C. Bellas, Jr., Greg E. Blonder, James W. Broderick, Daniel F. Farrar, Andrew S. Lanza, Theodore A. Laufik, Gary R. Little, John D. Lutsi, Gary J. Morgenthaler, Robert D. Pavey, G. Gary Shaffer, Alfred J.V. Stanley and Peter G. Taft share voting and investment control over the shares held by MP VII. Each managing member disclaims beneficial ownership of these shares, except to the extent of his or her pecuniary interest therein.

(7)	Consists of warrants exercisable for 88,889 shares held by Morgenthaler Venture Partners V.

(8)	Consists of 638,482 shares held by Technology Partners Fund VI, LP; 95,370 shares held by Technology Partners Affiliates VII, LP; and 1,537,256 shares held by Technology Partners Fund VII, LP. TP Management VI, LLC is the managing partner of Technology Partners Fund VI, LP. TP Management VII, LLC is the managing partner of each of Technology Partners Affiliates VII, LP and Technology Partners Fund VII, LP. John E. Ardell, Ira Ehrenpreis, James Glasheen, Sheila Mutter and Roger J. Quy are managing members of TP Management VI, LLC and TP Management VII, LLC and share voting and investment control over the shares held by Technology Partners Affiliates VII, LP, Technology Partners Affiliates VII, LP, and Technology Partners Fund VII, LP. Each managing member disclaims beneficial ownership of these shares, except to the extent of his or her pecuniary interest therein.

(9)	Consists of warrants exercisable for 26,257 shares held by Technology Partners Fund VI, LP; warrants exercisable for 3,751 shares held by Technology Partners Affiliates VII, LP; and warrants exercisable for 63,769 shares held by Technology Partners Fund VII, LP.

(10)	Consists of shares and warrants held by entities affiliated with Institutional Venture Partners; and options exercisable for 22,082 shares held by Mr. Colella. See Footnotes (4) and (5). Mr. Colella holds voting and investment control over the shares held by Institutional Venture Partners.

(11)	Consists of shares and warrants held by Mr. Byrnes and his immediately family members and their estate planning vehicles.

(12)	Consists of shares and warrants held by entities affiliated with Morgenthaler Ventures; and options exercisable for 22,082 shares held by Mr. Shaffer. See Footnotes (6) and (7). Mr. Shaffer holds voting and investment control over the shares held by Morgenthaler Ventures.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, our authorized stock, after giving effect to the conversion of all our outstanding preferred stock into common stock and the effectiveness of our amended and restated certificate of incorporation, will consist of 100,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. The following description summarizes the significant terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation and bylaws, effective upon completion of this offering, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

As of June 30, 2006, there were 16,370,450 shares of common stock outstanding held of record by 168 stockholders, assuming the automatic conversion of all outstanding shares of our preferred stock into shares of our common stock immediately upon the closing of this offering. After giving effect to the sale of common stock offered in this offering, there will be              shares of common stock outstanding, or              shares if the underwriters exercise their over allotment option. As of June 30, 2006, there were outstanding options to purchase a total of 3,145,579 shares of our common stock under our 1997 Stock Option Plan.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors. Subject to preferences that may be granted to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably only those dividends as may be declared by the board of directors out of funds legally available. See “Dividend Policy.” In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after we pay our liabilities and distribute the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. The issuance of additional shares of common stock may have a dilutive effect on earnings per share and relative voting power. We could use the shares of common stock that are available for future issuance in dilutive equity financing transactions, or to oppose a hostile takeover attempt or delay or prevent changes in control or changes in or removal of management, including transactions that are favored by a majority of the stockholders or in which the stockholders might otherwise receive a premium for their shares over then-current market prices or benefit in some other manner.

Preferred Stock

Effective immediately upon closing of this offering, there will be no shares of preferred stock outstanding because all our outstanding shares of preferred stock will have been converted automatically, into an aggregate of 12,042,274 shares of common stock at such time. Upon the completion of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in our control or other corporate action.

Warrants

As of June 30, 2006, there were outstanding warrants to purchase 617,607 shares of our Series C preferred stock at an exercise price of $4.50 per share. Of these warrants, we expect that warrants to purchase 589,829 shares of Series C preferred stock will be exercised prior to the completion of this offering. If these warrants are not exercised prior to the completion of this offering, they will expire. Assuming conversion of our Series C preferred stock into common stock upon completion of this offering, the remaining warrants to purchase 27,778 shares of Series C preferred stock will be exercisable for 27,778 shares of common stock at an exercise price of $4.50 per share after completion of this offering and will remain exercisable at any time prior to the earlier of the third anniversary of the completion of this offering or the closing of a qualifying acquisition of our company.

Registration Rights

The holders of 12,042,274 shares of common stock, assuming the conversion of our preferred stock, and the holders of an additional 617,607 shares of common stock, assuming the exercise of warrants for preferred stock and conversion of such preferred stock into common stock, are entitled to certain registration rights with respect to these securities as set forth in an agreement between us and the holders of these securities. These registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in any such registration under certain circumstances. We are generally required to pay all expenses incurred in connection with registrations effected in connection with the following rights, excluding underwriting discounts and commissions.

Demand Rights.    Beginning upon the expiration of the lock-up agreements entered into by the holders of these registrable securities in connection with this offering, as described below in the section entitled “Shares Eligible for Future Sale — Lock-up Agreements,” and ending on the fifth year anniversary of the closing of this offering, subject to specified limitations, the holders of at least 40% of the shares of common stock held by the holders entitled to these registration rights may require that we register all or a portion of these securities for sale under the Securities Act, if the anticipated aggregate offering price of such securities is at least $2,000,000. We may be required to effect up to two such registrations. Stockholders with these registration rights who are not part of an initial registration demand are entitled to notice and are entitled to include their shares of common stock in the registration.

Incidental Rights.    If at any time after the expiration of the lock-up agreements entered into by the holders of these registrable securities in connection with this offering, we propose to register any of our securities under the Securities Act, for sale to the public, either for our own account or for the account of other security holders, or both, other than in connection with:

•	a registration relating solely to our stock option plans or other employee benefit plans; or

•	a registration relating solely to a business combination or merger involving us the holders of these registrable securities are entitled to notice of such registration and are entitled to include their common stock in the registration. Under certain circumstances, the underwriters, if any, may limit the number of shares included in any such registration.

Form S-3 Rights.    In addition, the holders of in excess of 10% of these registrable securities will have the right to cause us to register all or a portion of these shares on a Form S-3, provided that we are eligible to use this form. We will not be required to effect such a registration unless the aggregate offering price of the shares to be registered, net of underwriting discounts and commissions, would reasonably be expected to exceed $1,000,000, and we will only be required to effect one such registration in any 12-month period and a total of seven such registrations. Stockholders with these registration rights who are not part of an initial registration demand are entitled to notice and are entitled to include their shares of common stock in the registration.

Anti-Takeover Effects of Provisions of the Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation to be effective upon completion of this offering will provide for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders representing a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and bylaws to be effective upon completion of this offering will provide that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, chairman of the board, chief executive officer or president (in the absence of a chief executive officer) may call a special meeting of stockholders. Our amended and restated certificate of incorporation to be effective on the completion of this offering will require a 66 2/3% stockholder vote for the amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and bylaws relating to the absence of cumulative voting, the classification of our board of directors, the authority of the board of directors to amend the bylaws, the requirement that stockholder actions be effected at a duly called meeting, the designated parties entitled to call a special meeting of the stockholders and the size of the board of directors.

The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors, as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and in the policies they implement, and to discourage certain types of transactions that may involve an actual or threatened change of our control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the General Corporation Law of the State of Delaware

We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by such entity or person.

Nasdaq Global Market Listing

We have applied to have our common stock approved for quotation on the Nasdaq Global Market under the symbol “THRM.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is             . Its address is             , and its telephone number is             .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock and a significant public market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Upon completion of this offering, we will have              shares of common stock outstanding, assuming the conversion of all outstanding shares of preferred stock and no exercise of any options and warrants outstanding as of June 30, 2006. Of these shares, the              shares sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining 16,370,450 shares of common stock are “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 of the Securities Act, as described below. Taking into account the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, the number of shares of common stock that will be available for sale in the public market is as follows:

Number of Shares	Date
On the date of this prospectus.
After 180 days from the date of this prospectus (with shares subject to volume limitations).

The lock-up agreements may be extended to 214 days in certain circumstances. Please see section below entitled “Lock-up Agreements” for further information.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this prospectus, a person, or persons whose shares are aggregated, who owns shares that were purchased from us at least one year previously, is entitled to sell within any three-month period a number of shares that does not exceed the greater of

•	1% of our then-outstanding shares of common stock, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice of the sale on Form 144.

Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Rule 144 also provides that affiliates that sell our common stock that are not restricted securities must still comply with certain other restrictions of that rule on their manner of sale of our shares, other than the holding period requirement. We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who owns shares within the definition of “restricted securities” under Rule 144 that were purchased from us at least two years previously, would be entitled to sell shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements described above.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who acquires common stock from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering to the extent not subject to lock-up agreements is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144.

The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the lock-up agreements described below, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates, as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

Upon completion of this offering, the holders of 12,042,274 shares of our common stock issued upon conversion of our preferred stock and 617,607 shares of our common stock issued upon exercise of outstanding warrants, or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares held by affiliates.

Stock Options

As of June 30, 2006, options to purchase a total of 3,145,579 shares of common stock were outstanding, of which 1,263,545 shares were exercisable. All of the shares subject to options are subject to lock-up agreements. An additional 234,756 shares of common stock were available for future option grants under our 1997 Stock Option Plan.

Upon completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act covering all shares of common stock subject to outstanding options or issuable pursuant to our stock plans and employee stock purchase plan. These registration statements are expected to become effective upon filing. Subject to Rule 144 volume limitations applicable to affiliates, shares registered under any registration statements will be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions with us or the lock-up agreements described below.

Warrants

As of June 30, 2006, we had outstanding warrants to purchase a total of 617,607 shares of our Series C preferred stock, at an exercise price of $4.50 per share, of which warrants to purchase an aggregate of 27,778 shares shall be exercisable following the offering for an aggregate of 27,778 shares of our common stock and warrants to purchase an aggregate of 589,829 shares shall expire upon completion of this offering. All of the shares issuable pursuant to these warrants are subject to lock-up agreements.

Lock-up Agreements

We, and our officers, directors, stockholders, warrant holders and option holders who hold an aggregate of approximately              shares of our common stock or options or warrants exercisable for our common stock have agreed, subject to limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer, or enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock held prior to the offering for a period of 180 days after the date of this prospectus, without the prior written consent of Merrill Lynch. Notwithstanding the foregoing, if:

•	during the last 17 days of the 180-day period, we issue an earnings release, or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day period, we announce that we will release earnings results or we become aware that material news or a material event will occur during the 16-days immediately following the last day of the 180-day period, the lock-up restrictions will continue to apply until the expiration of an 18-day period beginning on our issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Merrill Lynch waives, in writing, such extension, which may result in the lock-up agreement being extended up to 214 days from the date of the this prospectus.

Merrill Lynch, in its sole discretion, at any time or from time to time and without notice, may release for sale in the public market all or any portion of the shares restricted by the terms of the lock-up agreements. The lock-up restrictions will not apply to transactions relating to common stock acquired in open market transactions after the closing of this offering provided that no filing by the transferor under Rule 144 of the Securities Act or Section 16 of the Securities Exchange Act, as amended, or the Exchange Act, is required or will be voluntarily made in connection with such transactions. The lock-up restrictions also will not apply to certain transfers not involving a disposition for value, provided that the recipient agrees to be bound by these lock-up restrictions and provided that no filing by the transferor under Rule 144 of the Securities Act or Section 16 of the Exchange Act is required or will be voluntarily made in connection with such transfers.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Thomas Weisel Partners LLC, Wachovia Capital Markets, LLC, C.E. Unterberg, Towbin, LLC and Maxim Group LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Thomas Weisel Partners LLC
Wachovia Capital Markets, LLC
C.E. Unterberg, Towbin, LLC
Maxim Group LLC

Total

Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $       per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $       per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $                     and are payable by us.

Overallotment Option

We have granted an option to the underwriters to purchase up to                  additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and substantially all of our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for or repayable with common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	otherwise dispose of or transfer any common stock;

•	file or cause to be filed a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the 180-day period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Quotation on the Nasdaq Global Market

We expect the shares to be approved for quotation on the Nasdaq Global Market, subject to notice of issuance, under the symbol “THRM.”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations and the prospects for, and timing of, our future revenue;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch web site is not part of this prospectus.

LEGAL MATTERS

The validity of the shares of common stock offered hereby has been passed upon for Thermage, Inc. by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California. Certain individuals and entities affiliated with Wilson Sonsini Goodrich & Rosati, P.C. own an interest representing less than 0.5% of the shares of our common stock. Heller Ehrman LLP, Menlo Park, California, is counsel for the underwriters in connection with this offering.

EXPERTS

The financial statements as of December 31, 2004 and 2005, and for each of the three years in the period ended December 31, 2005 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-1 with the SEC for the stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (202) 551-8090 or (800) 732-0330 for further information on the operation of the public reference facilities.

Thermage, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Thermage, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Thermage, Inc. at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule appearing under Item 16(b) on page II-4 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the financial statements, the Company adopted FASB Staff Position 150-5 (“FSP 150-5”), Issuer’s Accounting under FASB Statement No. 150 for Free-standing Warrants and Other Instruments on Shares that are Redeemable, during the year ended December 31, 2005.

/s/ PricewaterhouseCoopers LLP

San Jose, California

August 9, 2006

Thermage, Inc.

BALANCE SHEETS

	December 31,		June 30, 2006	Pro Forma Stockholders’ Equity at June 30, 2006
(in thousands of dollars, except share and per share data)	2004	2005
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$11,706	$10,121	$10,175
Accounts receivable, net	1,186	2,857	4,039
Inventories, net	7,583	5,411	5,204
Prepaid expenses and other current assets	937	1,350	950

Total current assets	21,412	19,739	20,368
Restricted cash	43	107	—
Property and equipment, net	4,624	4,073	3,466
Other assets	123	113	113

Total assets	$26,202	$24,032	$23,947

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Liabilities
Accounts payable	$2,962	$1,977	$1,667
Accrued liabilities	5,280	4,774	5,373
Current portion of deferred revenue	959	1,188	1,029
Customer deposits	96	45	38
Current portion of borrowings	5	808	1,085

Total current liabilities	9,302	8,792	9,192
Deferred rent, net of current portion	141	110	85
Other long-term liabilities	52	107	—
Deferred revenue, net of current portion	965	610	700
Borrowings, net of current portion	13	4,040	3,814
Preferred stock warrants liability	—	3,937	5,177	$—

Total liabilities	10,473	17,596	18,968

Commitments and contingencies (Note 6)
Redeemable convertible preferred stock, $0.001 par value:
Authorized: 26,360,000 shares at December 31, 2004, 2005 and June 30, 2006 (unaudited);
Issued and outstanding: 12,042,274 shares at December 31, 2004, 2005 and June 30, 2006 (unaudited) and no shares pro forma (unaudited);
(Liquidation value: $47,059 at December 31, 2005 and June 30, 2006 (unaudited))	45,169	45,169	45,169	—

Stockholders’ equity (deficit):
Common stock, $0.001 par value:
Authorized: 29,100,000 shares;
Issued and outstanding: 4,086,328, 4,037,774, 4,328,176 and 16,370,450 shares at December 31, 2004, 2005, June 30, 2006 (unaudited) and pro forma (unaudited), respectively	4	4	4	16
Additional paid-in capital	3,227	5,682	4,407	54,741
Deferred stock-based compensation	—	(3,541)	(7)	(7)
Notes receivable from stockholders	(624)	(598)	(562)	(562)
Accumulated deficit	(32,047)	(40,280)	(44,032)	(44,032)

Total stockholders’ equity (deficit)	(29,440)	(38,733)	(40,190)	$10,156

Total liabilities and stockholders’ equity (deficit)	$26,202	$24,032	$23,947

The accompanying notes are an integral part of these financial statements.

Thermage, Inc.

STATEMENTS OF OPERATIONS

	Years Ended December 31,			Six Months Ended June 30,
(in thousands of dollars, except share and per share data)	2003	2004	2005	2005	2006
				(Unaudited)
Net revenue	$24,910	$50,384	$40,655	$22,817	$27,062
Cost of revenue	12,566	12,452	12,309	6,286	7,679

Gross margin	12,344	37,932	28,346	16,531	19,383

Operating expenses
Sales and marketing	8,945	15,596	19,997	10,118	12,150
Research and development	6,569	8,490	8,908	4,287	4,940
General and administrative	3,612	8,873	7,414	3,962	4,657
Litigation settlement gain	—	—	(1,646)	(1,646)	—

Total operating expenses	19,126	32,959	34,673	16,721	21,747

Income (loss) from operations	(6,782)	4,973	(6,327)	(190)	(2,364)
Interest and other income	205	177	340	143	240
Interest and other expense	(7)	(14)	(1,549)	(13)	(1,628)

Income (loss) before income taxes and cumulative effect of change in accounting principle	(6,584)	5,136	(7,536)	(60)	(3,752)
Provision for income taxes	—	(103)	—	—	—

Net income (loss) before cumulative effect of change in accounting principle	(6,584)	5,033	(7,536)	(60)	(3,752)

Cumulative effect of change in accounting principle (Note 3)	—	—	(697)	—	—

Net income (loss)	$(6,584)	$5,033	$(8,233)	$(60)	$(3,752)

Net income (loss) allocable to common stockholders	$(6,584)	$1,233	$(8,233)	$(60)	$(3,752)

Net income (loss) per share — basic and diluted:
Before cumulative effect of change in accounting principle			$(2.06)	$(0.02)
Cumulative effect of change in accounting principle (Note 3)			(0.19)	—

Net income (loss) per share — basic	$(2.85)	$0.41	$(2.25)	$(0.02)	$(0.91)

Net income (loss) per share — diluted	$(2.85)	$0.30	$(2.25)	$(0.02)	$(0.91)

Weighted average shares outstanding used in calculating net income (loss) per common share:
Basic	2,307,238	3,023,225	3,664,990	3,562,659	4,132,187

Diluted	2,307,238	16,549,946	3,664,990	3,562,659	4,132,187

Pro forma net loss per share — basic (unaudited)			$(0.39)		$(0.16)

Pro forma net loss per share — diluted (unaudited)			$(0.39)		$(0.16)

Pro forma weighted average shares outstanding used in calculating net loss per share (unaudited):
Basic			15,707,264		16,174,461

Diluted			15,707,264		16,174,461

The accompanying notes are an integral part of these financial statements.

Thermage, Inc.

STATEMENTS OF STOCKHOLDERS’ DEFICIT

(in thousands of dollars, except share amounts)	Common Stock		Additional Paid-In Capital	Deferred Stock-Based Compensation	Notes Receivable from Stockholders	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
Balances, December 31, 2002	3,067,114	$3	$2,142	$—	$(475)	$(30,496)	$(28,826)
Exercise of stock options	279,406	1	99	—	—	—	100
Issuance of notes receivable for exercise of stock options	250,000	—	112	—	(112)	—	—
Interest receivable on notes for exercise of stock options	—	—	—	—	(17)	—	(17)
Compensation expense for issuance of notes receivable for exercise of stock options	—	—	138	—	—	—	138
Net loss	—	—	—	—	—	(6,584)	(6,584)

Balances, December 31, 2003	3,596,520	4	2,491	—	(604)	(37,080)	(35,189)
Exercise of stock options	489,808	—	273	—	—	—	273
Interest receivable on notes for exercise of stock options	—	—	—	—	(20)	—	(20)
Nonemployee stock compensation expense	—	—	110	—	—	—	110
Employee stock compensation expense	—	—	353	—	—	—	353
Net income	—	—	—	—	—	5,033	5,033

Balances, December 31, 2004	4,086,328	4	3,227	—	(624)	(32,047)	(29,440)
Exercise of stock options	51,446	—	47	—	—	—	47
Issuance of stock options in connection with 2004 employee bonus accrual	—	—	73	—	—	—	73
Interest receivable on notes for exercise of stock options	—	—	—	—	(20)	—	(20)
Deferred stock-based employee compensation	—	—	3,865	(3,865)	—	—	—
Amortization of deferred stock-based employee compensation	—	—	—	324	—	—	324
Nonemployee stock compensation expense	—	—	132	—	—	—	132
Reduction of notes receivable upon common stock repurchase	(100,000)	—	(46)	—	46	—	—
Reclassification of preferred stock warrants upon adoption of FSP No. 150-5	—	—	(1,616)	—	—	—	(1,616)
Net loss	—	—	—	—	—	(8,233)	(8,233)

Balances, December 31, 2005	4,037,774	4	5,682	(3,541)	(598)	(40,280)	(38,733)
Exercise of stock options (unaudited)	392,486	—	421	—	—	—	421
Amortization of deferred stock-based employee compensation (unaudited)	—	—	—	190	—	—	190
Interest receivable on notes for exercise of stock options (unaudited)	—	—	—	—	(9)	—	(9)
Elimination of deferred stock-based compensation due to modification of options under SFAS No. 123R (unaudited)	—	—	(3,344)	3,344	—	—	—
Employee stock-based compensation expense recognized under SFAS No. 123R, net of estimated forfeitures (unaudited)	—	—	1,602	—	—	—	1,602
Reduction of notes receivable upon common stock repurchase (unaudited)	(102,084)		(45)		45		—
Nonemployee stock compensation expense (unaudited)	—	—	91	—	—	—	91
Net loss (unaudited)	—	—	—	—	—	(3,752)	(3,752)

Balances, June 30, 2006 (unaudited)	4,328,176	$4	$4,407	$(7)	$(562)	$(44,032)	$(40,190)

The accompanying notes are an integral part of these financial statements.

Thermage, Inc.

STATEMENTS OF CASH FLOWS

	Years Ended December 31,			Six Months Ended June 30,
(in thousands of dollars)	2003	2004	2005	2005	2006
				(Unaudited)
Cash flows from operating activities
Net income (loss)	$(6,584)	$5,033	$(8,233)	$(60)	$(3,752)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	521	1,047	1,995	988	1,020
Interest receivable on stockholder notes	(17)	(20)	(20)	(11)	(9)
Amortization of warrants on notes payable	—	—	20	—	54
Changes in preferred stock warrant liability	—	—	2,136	—	1,240
Loss on disposal on property, plant and equipment	21	40	4	4	5
Stock-based compensation	138	463	456	196	1,883
Allowance for doubtful accounts	—	—	29	—	(5)
Reserve for excess and obsolete inventory	80	600	256	(72)	(116)
Change in assets and liabilities
Accounts receivable	(408)	(490)	(1,700)	(331)	(1,177)
Inventories	(396)	(5,729)	1,557	1,544	222
Prepaid expenses and other current assets	(465)	(181)	(413)	(170)	400
Other non-current assets	—	(124)	10	10	—
Accounts payable	580	532	(190)	(1,143)	(309)
Accrued and other liabilities	2,595	899	(14)	(723)	490
Deferred revenue	1,204	367	(126)	6	(69)
Customer deposits	105	(338)	(51)	(53)	(7)
Deferred rent	—	141	(32)	(24)	(24)

Net cash provided by (used in) operating activities	(2,626)	2,240	(4,316)	161	(154)

Cash flows from investing activities
Acquisition of property and equipment	(826)	(3,156)	(2,247)	(1,656)	(319)
Change in restricted cash	—	(43)	(64)	(39)	107
Purchase of marketable securities	(5,588)	—	—	—	—
Proceeds from maturities of marketable securities	5,788	3,792	—	—	—
Proceeds from sale of property and equipment	—	14	—	—	2

Net cash provided by (used in) investing activities	(626)	607	(2,311)	(1,695)	(210)

Cash flows from financing activities
Repayments on equipment leases	(7)	(6)	(5)	(3)	(3)
Proceeds from exercise of stock options	100	273	47	24	421
Proceeds from issuance of preferred stock and warrants, net of issuance costs	154	1	—	—	—
Proceeds from notes payables	—	—	5,000	—	—

Net cash provided by financing activities	247	268	5,042	21	418

Net increase (decrease) in cash and cash equivalents	(3,005)	3,115	(1,585)	(1,513)	54
Cash and cash equivalents at beginning of period	11,596	8,591	11,706	11,706	10,121

Cash and cash equivalents at end of period	$8,591	$11,706	$10,121	$10,193	$10,175

Supplemental disclosure of cash flow information
Cash paid for interest	$8	$14	$82	$13	$215
Cash paid for taxes	1	1	158	158	—
Supplemental disclosure of significant non-cash investing and financing activities
Property and equipment acquired under capital leases	23	—	—	—	—
Note receivable issued for exercise of common stock options	(112)	—	—	—	—
Reduction of note receivable issued for common stock	—	—	(46)	(46)	(45)
Reclassification of preferred stock warrants upon adoption of FSP 150-5	—	—	1,616	—	—

The accompanying notes are an integral part of these financial statements.

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS

(In thousands of dollars, except share and per share amounts)

NOTE 1 — THE COMPANY

Thermage, Inc. (the “Company”) develops, manufactures, and markets radiofrequency-based technology for non-invasive treatment of wrinkles. The Company was incorporated in California on January 11, 1996 and reincorporated in Delaware on September 10, 2001. The Company commercially launched its technology in October 2002.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Interim Results

The accompanying balance sheet as of June 30, 2006, the statements of operations and of cash flows for the six months ended June 30, 2005 and 2006, and the statement of stockholders’ deficit for the six months ended June 30, 2006 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company’s financial position as of June 30, 2006 and results of operations and cash flows for the six months ended June 30, 2005 and 2006. The financial data and other information disclosed in these notes to the financial statements related to the six month periods are unaudited. The results for the six months ended June 30, 2006 are not necessarily indicative of the results to be expected for the year ending December 31, 2006 or for any other interim period or for any future year.

Use of Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents or short-term financial investments that are readily convertible to cash are stated at cost, which approximates market value. The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Restricted Cash

At December 31, 2004 and 2005, cash balances of $43 and $107, respectively, were restricted from withdrawal and held by a brokerage firm in the form of a trust. Corresponding amounts were also included in liabilities at December 31, 2004 and 2005. This trust is associated with a deferred compensation plan, which is available to certain members of management. The plan allows participants to defer a portion of his or her compensation. The principal of the trust and any earnings are held separate and apart from other funds of the Company and shall be used exclusively for the uses and the purposes of the plan participants and beneficiaries. The sole participant left the Company’s employment during the six month period ended June 30, 2006 (unaudited) upon which time the cash and liabilities were released.

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(In thousands of dollars, except share and per share amounts)

Fair Value of Financial Instruments

Carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate their fair values due to their short maturities. Based on the borrowing rates available to the Company for loans with similar terms, the carrying value of the borrowings approximates their fair value. The carrying amounts of restricted cash, other liabilities and other assets approximate their fair values based upon their nature and size. The carrying amount of the preferred stock warrants liability represents its fair value (see note 3).

Concentration of Credit Risk and Other Risks and Uncertainties

Financial instruments that potentially subject the Company to concentrations of risk consist principally of cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are primarily invested in deposits, certificates of deposit and money market accounts with a major bank in the United States. Deposits in this bank may exceed the amount of insurance provided on such deposits, if any. Management believes that this financial institution is financially sound and, accordingly, minimal credit risk exists. The Company has not experienced any losses on its deposits of cash and cash equivalents.

The Company is subject to risks common to companies in the medical device industry including, but not limited to, new technological innovations, dependence on key personnel, dependence on key suppliers, protection of proprietary technology, product liability and compliance with government regulations. To achieve and sustain profitable operations, the Company must successfully design, develop, manufacture and market its products. There can be no assurance that current products will continue to be accepted in the marketplace. Nor can there be any assurance that any future products can be developed or manufactured at an acceptable cost and with appropriate performance characteristics, or that such products will be successfully marketed, if at all. These factors could have a material adverse effect on the Company’s future financial results, financial position and cash flows.

Future products developed by the Company may require clearances from the U.S. Food and Drug Administration or other international regulatory agencies prior to commercial sales. There can be no assurance that the Company’s products will continue to meet the necessary regulatory requirements. If the Company was denied such clearances or such clearances were delayed, it may have a materially adverse impact on the Company.

Accounts Receivable

Accounts receivable are typically unsecured and are derived from revenues earned from customers. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses. Allowance for doubtful accounts was $0, $29 and $24 (unaudited), respectively, at December 31, 2004, 2005 and June 30, 2006. Doubtful account write-offs have been insignificant during the years ended December 2003, 2004, 2005 and the six month period ended June 30, 2006 (unaudited).

Segment Information

The Company operates in one business segment, which encompasses the developing, manufacturing and marketing of radiofrequency based technology for the aesthetics market. Management uses one measurement of profitability and does not segregate its business for internal reporting. All long-lived assets are maintained in the United States.

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(In thousands of dollars, except share and per share amounts)

The following table summarizes net revenue by product:

	Years Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(Unaudited)
RF generators	$17,504	$19,682	$12,556	$6,922	$6,679
ThermaTips and other consumables	7,135	30,112	27,010	15,332	19,630

Net revenue from products	24,639	49,794	39,566	22,254	26,309
Services and other	271	590	1,089	563	753

Total net revenue	$24,910	$50,384	$40,655	$22,817	$27,062

The following table summarizes net revenue by geographic region:

	Years Ended December 31,			Six Months Ended June 30
	2003	2004	2005	2005	2006
				(Unaudited)
United States	$19,624	$36,285	$22,751	$13,557	$14,035
Asia Pacific	3,084	7,867	9,188	4,843	6,369
Europe/Middle East	—	1,799	4,513	2,434	3,733
Rest of the world	2,202	4,433	4,203	1,983	2,925

Total net revenue	$24,910	$50,384	$40,655	$22,817	$27,062

Inventories

Inventory is stated at the lower of cost or market, cost being determined on a standard cost basis (which approximates actual cost on a first-in, first-out basis) and market being determined as the lower of replacement cost or net realizable value. Lower of cost or market is evaluated by considering obsolescence, excessive levels of inventory, deterioration and other factors.

Property and Equipment

Property and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful lives of the related assets, which is generally three to five years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the related assets, typically five years. Upon sale or retirement of assets, the costs and related accumulated depreciation and amortization are removed from the balance sheet and the resulting gain or loss is reflected in operations. Maintenance and repairs are charged to operations as incurred.

Impairment of Long-Lived Assets

In accordance with the provisions of Statement of Financial Accounting Standards Board (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, the Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Under SFAS No. 144, an impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(In thousands of dollars, except share and per share amounts)

asset and its eventual disposition is less than its carrying amount. Impairment, if any, is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. Through December 31, 2005, there have been no such impairments.

Freestanding Preferred Stock Warrants

Freestanding warrants and other similar instruments related to shares that are redeemable are accounted for in accordance with SFAS No. 150. Under SFAS No. 150, the outstanding freestanding warrants that are related to the Company’s convertible preferred stock are classified as liabilities on the balance sheet (see Note 3). The warrants are subject to re-measurement at each balance sheet date and any change in fair value is recognized as a component of other income or other expense. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants or the completion of a liquidation event.

Unaudited pro forma stockholders’ equity (deficit)

If the offering contemplated by this prospectus is closed, all of the convertible preferred stock outstanding will automatically convert into 12,042,274 shares (unaudited) of common stock based on the shares of convertible preferred stock outstanding at June 30, 2006. Unaudited pro forma stockholders’ equity (deficit), as adjusted for the assumed conversion of the convertible preferred stock, and the reclassification of convertible preferred stock warrants from liabilities to stockholders equity (deficit), is set forth on the balance sheet.

Revenue Recognition

The Company recognizes revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104. Product revenue is recognized when title and risk of ownership has been transferred, provided that persuasive evidence of an arrangement exists, the price is fixed and determinable, remaining obligations are insignificant and collectibility is reasonably assured. Transfer of title and risk of ownership occurs when the product is shipped to the customer. Revenue is recorded net of customer and distributor discounts. For sales transactions with non-standard extended payment terms, or when collectibility is not reasonably assured, the Company recognizes revenue upon receipt of cash payment.

The Company’s system sales in the United States typically have post-sale obligations of installation and training. These obligations are fulfilled after product shipment, and in these cases, the Company recognizes revenue in accordance with the multiple element accounting guidance set forth in Emerging Issues Task Force No. 00-21, Revenue Arrangements with Multiple Deliverables. When the Company has objective and reliable evidence of fair value of the undelivered elements, it defers revenue attributable to the post-shipment obligations and recognizes such revenue when the obligation is fulfilled. Otherwise, the Company will defer all revenue until all elements are delivered.

The Company sells to end-users in the United States and to distributors outside of the United States. Sales to distributors do not include return rights. The Company typically recognizes revenues upon shipment for sales through independent, third party distributors as the Company has no continuing obligations subsequent to shipment, other than replacement parts warranty coverage. The distributors are responsible for all marketing, sales, installation, training and warranty services for the Company’s products. The Company does not provide price protection or stock rotation rights to any of its distributors. In addition, the Company’s distributor agreements do not allow the distributor to return or exchange products and the distributor is obligated to pay the Company for the sale regardless of whether the distributor is able to resell the product.

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(In thousands of dollars, except share and per share amounts)

Certain of the Company’s customers in the United States who purchased systems prior to August 2003 had the general right to return unused consumable products. Prior to 2004, the Company lacked sufficient historical experience to reliably estimate sales returns and therefore deferred recognition of revenue and cost of revenues related to such transactions until there was sufficient evidence that the products had been consumed. Since 2004, the Company has had a sufficient historical basis to estimate return rates and has recorded revenue on such transactions upon shipment, provided that all other revenue recognition criteria are met. Deferred revenues and deferred cost of revenues related to return rights at December 31, 2003 of $648 and $97, respectively, were recognized in 2004.

The Company offers a three year warranty for systems sold in the United States and a one year replacement parts warranty for systems sold to distributors. The Company also provides a warranty for its consumable products. The Company provides for the estimated cost to repair or replace products under warranty at the time of sale. The Company also offers customers extended warranty service contracts. Revenue from the sale of extended service contracts is recognized on a straight-line basis over the period of the applicable extended contract. The Company also earns service revenue from customers outside of their warranty term or extended service contracts. Such service revenue is recognized as the services are provided.

Shipping and Handling Costs

Shipping and handling costs charged to customers are included in net revenue and the associated expense is included in cost of revenue in the statements of operations

Research and Development Expenditures

Costs related to research, design and development of products are charged to research and development expense as incurred.

Advertising Costs

Advertising costs are included in sales and marketing expenses and are expensed as incurred. Advertising costs were insignificant for the years ended December 31, 2003, 2004 and 2005.

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees and its interpretations and complied with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company’s stock and the exercise price. Employee stock-based compensation is amortized on a straight-line basis over the vesting period of the underlying options. SFAS No. 123 defines a “fair value” based method of accounting for an employee stock option or similar equity investment. The Company used the minimum value method in connection with the disclosure provisions of SFAS No. 123. The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force (“EITF”) No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Equity instruments issued to non-employees are recorded at their fair value on the measurement date and are subject to periodic adjustment as the underlying equity instruments vest. Non-employee stock-based compensation charges are amortized over the vesting period, on a straight-line basis.

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(In thousands of dollars, except share and per share amounts)

Effective January 1, 2006, the Company adopted the fair value provisions of Statement of Financial Accounting Standards No. 123R, Share-Based Payment (“SFAS No. 123R”), which supersedes previous accounting under APB No. 25. SFAS No. 123R requires the recognition of compensation expense, using a fair-value based method, for costs related to all share-based payments including stock options. SFAS No. 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The Company adopted SFAS No. 123R using the prospective transition method, which requires that for nonpublic entities that used the minimum value method for either pro forma or financial statement recognition purposes, SFAS No. 123R shall be applied to option awards granted, modified, repurchased or cancelled after the required effective date. For options granted prior to the SFAS No. 123R effective date, which the requisite service period has not been performed as of January 1, 2006, the Company will continue to recognize compensation expense on the remaining unvested awards under the intrinsic-value method of APB No. 25. For options accounted for under APB No. 25 that were granted prior to January 1, 2006 and then modified after January 1, 2006, the Company will apply SFAS No. 123R to these option grants upon the date of modification. All option grants valued after January 1, 2006 will be expensed on a straight-line basis.

Income Taxes

Deferred tax assets and liabilities are determined based on the differences between financial reporting and tax basis of assets and liabilities, measured at tax rates that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Comprehensive Income

Comprehensive income is defined as the change in equity from transactions and other events and circumstances other than those resulting from investments by owners and distributions to owners. For the years ended December 31, 2003, 2004 and 2005 and the six month periods ended June 30, 2005 (unaudited) and 2006 (unaudited), the Company did not have any significant components of comprehensive income other than net income (loss). Therefore, no separate statement of comprehensive income has been presented.

Net Income (Loss) Per Share

Basic net income (loss) per share attributed to common shares is computed by dividing the net income (loss) attributable to common shares for the period by the weighted average number of common shares outstanding during the period as reduced by the weighted average unvested common shares subject to repurchase by the Company. Net income (loss) available to common stockholders is calculated using the two class method as the net income less amounts allocated to preferred stock to reflect the nondiscretionary contractual participation rights of the preferred stock to share in current earnings as if all of the earnings for the period had been distributed.

Diluted net income (loss) per share attributed to common shares is computed by dividing the net income (loss) attributable to common shares for the period by the weighted average number of common and potential common shares outstanding during the period, if the effect of each class of potential common shares is dilutive. Potential common shares include common stock subject to repurchase rights and incremental shares of common stock issuable upon the exercise of stock options and warrants and upon conversion of preferred stock.

The Company has adjusted its numerator used to calculate pro forma earnings per share as there will be no warrants outstanding to purchase preferred stock upon closing of an initial public offering of the Company’s common stock pursuant to a registration statement declared effective under Securities Act of 1933 and the Company would no longer be required to re-measure its warrant liability at each balance sheet date for changes in fair value of warrants and recognize such income or expense in its statement of operations.

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(In thousands of dollars, except share and per share amounts)

	Years Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(Unaudited)
Historical net income (loss) per share:
Numerator
Net income (loss)	$(6,584)	$5,033	$(8,233)	$(60)	$(3,752)
Income allocable to preferred stockholders	—	3,800	—	—	—

Net income (loss) allocable to common stockholders	$(6,584)	$1,233	$(8,233)	$(60)	$(3,752)

Denominator
Weighted-average common shares outstanding	3,279,694	3,905,830	4,038,302	4,044,151	4,173,437
Less: weighted-average unvested common shares subject to repurchase	(972,456)	(882,605)	(373,312)	(481,492)	(41,250)

Denominator for basic net income (loss) per share	2,307,238	3,023,225	3,664,990	3,562,659	4,132,187
Dilutive effect of stock options	—	1,413,924	—	—	—
Dilutive effect of preferred stock	—	12,041,971	—	—	—
Dilutive effect of outstanding preferred stock warrants	—	70,826	—	—	—

Denominator for diluted net income (loss) per share	2,307,238	16,549,946	3,664,990	3,562,659	4,132,187

Basic net income (loss) per share	$(2.85)	$0.41	$(2.25)	$(0.02)	$(0.91)

Diluted net income (loss) per share	$(2.85)	$0.30	$(2.25)	$(0.02)	$(0.91)

Pro forma net income (loss) per share (unaudited)
Numerator
Net income (loss) allocable to common stockholders			$(8,233)		$(3,752)
Pro forma adjustment to eliminate charges associated with preferred stock warrant liability			2,136		1,240

Numerator for pro forma net income (loss) per share			$(6,097)		$(2,512)

Denominator
Shares used above			3,664,990		4,132,187
Pro forma adjustments to reflect assumed weighted average effect of conversion of preferred stock			12,042,274		12,042,274

Denominator for pro forma basic net loss per share			15,707,264		16,174,461

Denominator for pro forma diluted net loss per share			15,707,264		16,174,461

Pro forma basic net loss per share			$(0.39)		$(0.16)

Pro forma diluted net loss per share			$(0.39)		$(0.16)

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(In thousands of dollars, except share and per share amounts)

The following outstanding options, common stock subject to repurchase, convertible preferred stock and convertible preferred stock warrants were excluded from the computation of diluted net loss per common share for the periods presented because including them would have had an antidilutive effect:

	Years Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(Unaudited)
Options to purchase common stock	1,836,917	—	3,347,541	3,023,008	3,145,579
Common stock subject to repurchase	997,605	—	203,959	327,397	24,375
Convertible preferred stock	12,041,774	—	12,042,274	12,042,274	12,042,274
Convertible preferred stock warrants	601,440	—	628,718	600,940	617,607

Recent Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 (“SFAS No. 151”). SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, to clarify the accounting for abnormal amounts of idle facility expense, handling costs and wasted material (spoilage). Among other provisions, the new rule requires that such items be recognized as current-period charges, regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. SFAS No. 151 was adopted as of January 1, 2006, and did not have a material effect on the Company’s financial statements.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which replaces Accounting Principles Board Opinion, or APB, No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements (“SFAS No. 154”). This statement requires retrospective application, unless impracticable, for changes in accounting principles in the absence of transition requirements specific to newly adopted accounting principles. The provisions of SFAS No. 154 will be effective for the Company beginning on September 1, 2006. The Company does not expect that the adoption of this standard will have an impact on its financial statements.

In November 2005, the FASB issued FSP SFAS 115-1 and SFAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“FSP 115-1 and 124-1”), which clarifies when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of an impairment loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain related disclosures. FSP 115-1 and 124-1 will be effective for all reporting periods beginning after December 15, 2005. The adoption of these standards did not have a material impact on the Company’s financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting uncertainty in tax positions. This Interpretation requires that the Company recognizes in its financial statements, the impact of a tax provision, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of the Company’s 2007 fiscal year, with the cumulative effect, if any, of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact of adopting FIN 48 on the financial statements.

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(In thousands of dollars, except share and per share amounts)

NOTE 3 — CHANGE IN ACCOUNTING POLICY

On June 29, 2005, the FASB issued Staff Position 150-5, Issuer’s Accounting under FASB Statement No. 150 (“SFAS 150”) for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable (“FSP 150-5”). FSP 150-5 affirms that such warrants are subject to the requirements in SFAS 150, regardless of the timing of the redemption feature or the redemption price. Therefore, under SFAS 150, the freestanding warrants that are related to the purchase of the Company’s convertible preferred stock are liabilities that should be recorded at fair value. The Company previously accounted for freestanding warrants for the purchase of convertible preferred stock under EITF Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (“EITF 96-18”).

The Company adopted FSP 150-5 and accounted for the cumulative effect of the change in accounting principle as of July 1, 2005. For the year ended December 31, 2005, the impact of the change in accounting principle was to increase net loss by $697, or $0.19 per share. There was $1,439 of additional expense recorded in other expense to reflect the increase in fair value between July 1, 2005 and December 31, 2005. In the six months ended June 30, 2006, the Company recorded $1,240 (unaudited) of additional expense recorded in other expense to reflect the increase in fair value of the warrants between January 1, 2006 and June 30, 2006. The pro forma effect of the adoption of FSP 150-5 on the Company’s results of operations for 2003, 2004 and 2005 and the six months ended June 30, 2005, if applied retroactively, would be as follows:

	Years Ended December 31,			Six Months Ended June 30, 2005
	2003	2004	2005
				(Unaudited)
Net income (loss) — as reported	$(6,584)	$5,033	$(8,233)	$(60)

Net income (loss) — assuming retroactive application of accounting principal	$(6,380)	$5,159	$(8,574)	$(1,098)

Net income (loss) allocable to common stockholders — as reported	$(6,584)	$1,233	$(8,233)	$(60)

Net income (loss) allocable to common stockholders — assuming retroactive application of accounting principle	$(6,380)	$1,264	$(8,574)	$(1,098)

Basic net income (loss) per share — as reported	$(2.85)	$0.41	$(2.25)	$(0.02)

Basic net income (loss) per share — assuming retroactive application of accounting principle	$(2.77)	$0.42	$(2.34)	$(0.31)

Diluted net income (loss) per share — as reported	$(2.85)	$0.30	$(2.25)	$(0.02)

Diluted net income (loss) per share — assuming retroactive application of accounting principle	$(2.77)	$0.30	$(2.34)	$(0.31)

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(In thousands of dollars, except share and per share amounts)

The Company used a Black-Scholes option pricing model to value the convertible preferred stock warrants at each reporting period and upon initial adoption of FSP 150-5. The weighted average assumptions used to value the preferred stock warrants upon adoption of FSP 150-5 and at the end of each subsequent reporting period were as follows:

	July 1, 2005	December 31, 2005	June 30, 2006
			(Unaudited)
Risk free interest rate	3.74%	4.36%	5.04%
Remaining contractual life (in years)	3.76	3.42	2.98
Dividend yield	—	—	—
Expected volatility	55%	54%	54%
Fair value of preferred stock	$6.78	$9.58	$11.93

NOTE 4 — BALANCE SHEET DETAIL

Inventories, Net

Inventories, net consist of the following:

	December 31,		June 30, 2006
	2004	2005
			(Unaudited)
Raw materials	$2,292	$1,685	$1,987
Work-in-process	383	293	917
Finished goods	4,908	3,433	2,300

	$7,583	$5,411	$5,204

Property and Equipment, Net

Property and equipment, net consists of the following:

	December 31,		June 30, 2006
	2004	2005
			(Unaudited)
Leasehold improvements	$2,186	$2,326	$2,326
Furniture and fixtures	602	772	774
Machinery and equipment	1,360	2,281	2,589
Software	581	616	634
Computers and equipment	1,581	1,714	1,774

	6,310	7,709	8,097
Less: Accumulated depreciation and amortization	(1,686)	(3,636)	(4,631)

	$4,624	$4,073	$3,466

Depreciation and amortization expense related to property and equipment was $521, $1,047 and $1,995 for the years ended December 31, 2003, 2004 and 2005, respectively.

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(In thousands of dollars, except share and per share amounts)

Machinery and equipment includes $23 of machinery under capital leases at December 31, 2004 and 2005. Computers and equipment includes $19 of office equipment under capital leases at December 31, 2004 and 2005. Accumulated amortization of assets under capital leases totaled $27 and $33 at December 31, 2004 and 2005, respectively.

Accrued liabilities

Accrued liabilities consist of the following:

	December 31,		June 30, 2006
	2004	2005
			(Unaudited)
Research and development	$200	$102	$55
Travel and entertainment	140	138	231
Warranty	345	296	309
Sales and use tax	308	215	173
Payroll and related expenses	2,233	2,342	2,658
Professional fees	310	192	382
Fixed assets	399	—	—
Accrued claims	455	846	850
Other	890	643	715

	$5,280	$4,774	$5,373

NOTE 5 — WARRANTY AND SERVICE CONTRACTS

Standard Warranty

The Company currently accrues for the estimated cost to repair or replace products under warranty at the time of sale. A summary of standard warranty accrual activity is shown below:

	Years Ended December 31,		Six Months Ended June 30,
	2004	2005	2005	2006
			(Unaudited)
Balance at beginning of period	$457	$345	$345	$296
Accruals for warranties issued during the period	278	276	136	101
Accruals related to pre-existing warranties
(including changes in estimates)	29	—	—	50
Settlements made during the period	(419)	(325)	(182)	(138)

Balance at end of period	$345	$296	$299	$309

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(In thousands of dollars, except share and per share amounts)

Extended Warranty Contracts

The Company sells extended warranty contracts to its customers. At the time of sale, the Company defers the amounts billed for such service contracts. Deferred service contract revenue is recognized on a straight-line basis over the period of the applicable extended warranty contract. A summary of extended warranty contract activity is shown below:

	Years Ended December 31,		Six Months Ended June 30,
	2004	2005	2005	2006
			(Unaudited)
Balance at beginning of period	$895	$1,657	$1,657	$1,442
Payments received	958	482	252	585
Revenue recognized	(196)	(697)	(285)	(483)

Balance at end of period	$1,657	$1,442	$1,624	$1,544

The Company incurred costs of $6, $57 and $453 under extended warranty contracts during the years ended December 31, 2003, 2004 and 2005, respectively. The Company incurred costs of $336 (unaudited) and $205 (unaudited) under extended warranty contracts during the six month periods ended June 30, 2005 and 2006, respectively.

NOTE 6 — COMMITMENTS AND CONTINGENCIES

Facility lease

Commitments

In November 2004, the Company entered into a noncancelable operating lease at its current headquarters facility with an expiration date of September 30, 2007. Under the terms of the lease, the Company is responsible for its share of taxes, insurance and common area maintenance costs. Rent expense for the years ended December 31, 2003, 2004 and 2005 was $392, $774 and $739, respectively, net of sublease income of $0, $0 and $92, respectively.

Future minimum lease payments under the noncancelable operating lease are as follows:

Years Ending December 31,
2006	$792
2007	608

Total minimum lease payments	$1,400

Contingencies

From time to time, the Company is involved in litigation relating to claims arising from the ordinary course of business. Management does not believe the final disposition of these matters will have a material adverse effect on the financial statements of the Company.

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(In thousands of dollars, except share and per share amounts)

Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representation and warranties and provide for general indemnifications. The Company’s exposure under these agreements is unknown because it involves future claims that may be made against the Company in the future, but have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

In accordance with its certificate of incorporation, bylaws and individual indemnification agreements, the Company has indemnification obligations to its officers and directors for certain events or occurrences, subject to certain limits, while they are serving at the Company’s request in such a capacity. There have been no claims to date and the Company has a director and officer insurance policy that enables it to recover a portion of any amount paid for future claims.

NOTE 7 — BORROWINGS

Notes Payable

In November and December 2005, the Company borrowed amounts of $2,500 and $2,500, respectively, under a debt financing agreement. The notes bear interest at 10.19% and 10.64%, respectively, per annum. Under the original terms of the notes, interest was payable in installments over the first six months and both interest and principal were payable in installments over the remaining 30 months . During June 2006, the repayment terms were modified such that interest only payments are due for the first 12 months and both interest and principal are due for the remaining 24 months. At December 31, 2005, the Company had $5,000 outstanding under the notes. The notes are collateralized by substantially all of the Company’s assets.

Equipment Leases

In March 2000, the Company borrowed $19 under an equipment lease with a leasing company. The note is collateralized by the equipment leased and bears interest at 11.56% per annum with interest and principal due in installments over 60 months. At December 31, 2004 and 2005, the Company had $1 and $0, respectively, outstanding under the lease.

In April 2003, the Company borrowed $23 under an equipment lease with a leasing company. The note is collateralized by the equipment leased and bears interest at 11.10% per annum with interest and principal due in installments over 60 months. At December 31, 2004 and 2005, the Company had $17 and $13 outstanding under the lease, respectively.

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(In thousands of dollars, except share and per share amounts)

Future aggregate minimum payments under the notes payable and equipment leases at December 31, 2005 are as follows:

Years Ending December 31,
2006	$905
2007	1,950
2008	2,064
2009	94

Total minimum payments	5,013
Less: Unamortized debt discount (Note 8)	(165)
Less: Current portion	(808)

Long-term portion	$4,040

NOTE 8 — REDEEMABLE CONVERTIBLE PREFERRED STOCK

Under the Company’s certificate of incorporation, the Company is authorized to issue 26,360,000 shares of convertible preferred stock of $0.001 par value. The following summarizes the designation of preferred stock:

Designated Shares
Series A Preferred Stock	1,100,000
Series A-1 Preferred Stock	1,100,000
Series B Preferred Stock	2,000,000
Series B-1 Preferred Stock	2,000,000
Series C Preferred Stock	10,080,000
Series C-1 Preferred Stock	10,080,000

Total	26,360,000

Convertible preferred stock at December 31, 2004, 2005 and June 30, 2006 (unaudited) consists of the following:

	Number Outstanding	Carrying Amount	Liquidation Amount
Series A Convertible Preferred Stock	1,100,000	$1,281	$1,309
Series B Convertible Preferred Stock	1,886,792	4,953	5,000
Series C Convertible Preferred Stock	9,055,482	38,935	40,750

Total	12,042,274	$45,169	$47,059

The holders of convertible preferred stock have various rights and preferences as follows:

Dividends

The holders of the Company’s Series A Preferred, Series A-1 Preferred, Series B Preferred, Series B-1 Preferred, Series C Preferred and Series C-1 Preferred Stock are entitled, when and if declared by the Board of Directors of the Company, to non-cumulative dividends out of the Company’s assets legally available therefore

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(In thousands of dollars, except share and per share amounts)

at the rate of $0.09, $0.09, $0.21, $0.21, $0.36 and $0.36 per share per annum, respectively (as appropriately adjusted for stock splits, recapitalizations and the like). Dividends on preferred stock shall be payable in preference to and prior to any payment of any dividend on common stock. In the event dividends are paid on any amount of common stock, an additional dividend shall be paid with respect to all outstanding shares of preferred stock in an amount equal per share (on an as-if-converted basis) to the amount paid or set aside for each share of common stock whenever funds are legally available. Such dividends are payable when, and if declared by the Board of Directors, and are not cumulative. As of December 31, 2005, no dividends have been declared.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntarily or involuntarily, the holders of preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of common stock, an amount per share equal to (i) $1.19 per share for each share of Series A Preferred, (ii) $1.19 per share for each share of Series A-1 Preferred, (iii) $2.65 per share for each share of Series B Preferred, (iv) $2.65 per share for each share of Series B-1 Preferred, (v) $4.50 per share for each share of Series C Preferred and (vi) $4.50 per share for each share of Series C-1 Preferred Stock then so held (each as appropriately adjusted for stock splits, recapitalizations and the like), plus a further amount equal to any dividends declared but unpaid on such shares. In the event that upon liquidation or dissolution, the assets and funds of the Company are insufficient to permit the payment to preferred stockholders of the full preferential amounts, then the entire assets and funds of the Company legally available for distribution are to be distributed ratably among the holders of the shares of preferred stock in proportion to the full preferential amount each such holder is otherwise entitled to receive.

Deemed liquidation

A merger, consolidation, sale or lease of all or substantially all of the assets of the Company which will result in the Company’s stockholders immediately prior to such transaction not holding at least 50% of the voting power of the surviving, continuing or purchasing entity, shall be deemed to be a liquidation, dissolution or winding up. In this event, all the Series A, B and C convertible preferred stock are redeemable at the redemption price equal to their liquidation preference.

Conversion

Each share of preferred stock, at the option of the holder, is convertible into the number of shares of common stock which results from dividing the “Conversion Price” per share in effect for such series of preferred stock at the time of conversion into the “Conversion Value” per share of such series of preferred stock. The number of shares of common stock into which each series of preferred stock is convertible is referred to as the “Conversion Rate” for such series. The Conversion Price per share of Series A Preferred, Series A-1 Preferred, Series B Preferred, Series B-1 Preferred, Series C Preferred and the Series C-1 Preferred Stock shall initially be $1.19, $1.19, $2.65, $2.65, $4.50 and $4.50, respectively. The Conversion Value per shares of Series A Preferred, Series A-1 Preferred, Series B Preferred, Series B-1 Preferred, Series C Preferred and the Series C-1 Preferred Stock shall be $1.19, $1.19, $2.65, $2.65, $4.50 and $4.50, respectively. The Conversion Price of each series of preferred stock shall be subject to adjustment in accordance with certain antidilution provisions contained in the Company’s Articles of Incorporation. Each share of convertible preferred stock automatically converts immediately upon closing of a firm commitment underwritten public offering in which the public offering price equals or exceeds $10.00 per share (adjusted to reflect subsequent stock dividends, stock splits or recapitalization) and the aggregate proceeds raised exceeds $20,000.

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(In thousands of dollars, except share and per share amounts)

Voting rights

The holder of each share of convertible preferred stock is entitled to one vote for each share of common stock into which it could be converted.

Registration rights

The holders of the Company’s common stock issuable upon the conversion of the Company’s Series A Preferred, Series A-1 Preferred, Series B Preferred, Series B-1 Preferred, Series C Preferred and Series C-1 Preferred Stock are entitled to certain registration rights. These registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in any such registration under certain circumstances. The Company is generally required to pay all expenses incurred in connection with registrations effected in connection with such rights, excluding underwriting discounts and commissions. The Company is not required to pay penalties associated with such registration rights.

Warrants for Convertible Preferred Stock

In connection with an equipment financing line of credit, the Company issued warrants during 2001 to purchase 11,111 shares of Series C Convertible Preferred Stock, with an exercise price of $4.50 per share. Such warrants were outstanding at December 31, 2005 and expired in May 2006. The value of the warrants was calculated using the Black-Scholes option pricing model and was deemed insignificant.

In connection with the issuance of Series C Preferred Stock in 2002, the Company issued warrants to purchase 590,329 shares of Series C Convertible Preferred Stock, with an exercise price of $4.50 per share. The proceeds from the Series C Preferred Stock financing were allocated between the issuance of preferred stock and the issuance of the warrants based on their relative fair values. The fair value of the warrants was calculated using the Black-Scholes option pricing model. The proceeds of $1,616 allocated to the warrants was recorded as a credit to additional paid-in capital. During the year-ended December 31, 2004, warrants to purchase 500 shares of preferred stock were exercised. The warrants to purchase the remaining 589,829 shares are outstanding at December 31, 2005 and expire on the earlier of (a) March through May 2009, or (b) immediately prior to the closing of the issuance and sale of a firm commitment underwritten public offering of shares of common stock of the Company in the Company’s first underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended in which (i) the aggregate price paid for such shares by the public shall be at least $20,000 and (ii) the price paid by the public for such shares shall be at least $10 per share (appropriately adjusted to reflect any subdivision, combination or stock dividend of or with respect to the common stock), or (c) immediately prior to the closing of (i) a merger or reorganization in which the stockholders of the Company’s outstanding capital stock immediately prior to the transaction own less than 50% of the voting securities of the surviving entity immediately after the transaction or (ii) a sale of all or substantially all of the assets of the Company.

In connection with a debt financing agreement, the Company issued warrants during 2005 to purchase 27,778 shares of Series C Convertible Preferred Stock, with an exercise price of $4.50 per share. The warrants to purchase the 27,778 shares are outstanding at December 31, 2005. The warrants expire on the earliest of (a) October through December 2012, (b) the third anniversary of the closing of an initial public offering of the Company’s common stock pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or (c) the closing of a “Qualifying Acquisition,” defined as any consolidation or merger of the

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(In thousands of dollars, except share and per share amounts)

Company with another corporation, or the sale of all or substantially all of its assets to another corporation which is effected such that (i) the Company’s stockholders shall be entitled to receive cash or shares of stock that are of a publicly traded company listed on a national market or exchange which may be sold without restrictions after the close of such event, (ii) the Company’s stockholders own less than 50% of the voting securities of the surviving entity and (iii) the surviving entity does not assume other options or warrants of the Company. Following the closing of an initial public offering of the Company’s common stock pursuant to a registration statement declared effective under Securities Act of 1933, these preferred stock warrants will be exercisable for 27,778 shares of the Company’s common stock at an exercise price of $4.50 per share. The value of the warrants was calculated using the Black-Scholes option pricing model. The value of $185 allocated to the warrants was recorded as a credit to preferred stock warrants liability and as a discount to the carrying value of the debt. The discount on the debt is being amortized to interest expense over the life of the debt. The unamortized value of the discount at December 31, 2005 was $165.

As disclosed in Note 3, in 2005 the Company reclassified the freestanding preferred stock warrants as a liability and began adjusting the warrants to fair value at each reporting period.

NOTE 9 — COMMON STOCK

Common Stock

The Company’s certificate of incorporation, as amended, authorizes the Company to issue 29,100,000 shares of $0.001 par value common stock. Common stockholders are entitled to dividends as and when declared by the Board of Directors subject to the prior rights of the preferred stockholders.

Stock Option Plan

In 1997, the Company adopted the 1997 Stock Option Plan (the “Plan”). The Plan provides for the granting of stock options to employees and consultants of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options (“ISO”) may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options (“NSO”) may be granted to Company employees and consultants. The Company has reserved 5,940,000 shares of common stock for issuance under the Plan.

Options under the Plan may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO and NSO granted to a 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively. Options granted generally vest over four years.

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(In thousands of dollars, except share and per share amounts)

Activity under the Plan is as follows:

	Shares Available for Grant	Options Outstanding
		Number of Options	Weighted Average Exercise Price	Weighted Average Contractual Terms (Years)	Aggregate Intrinsic Value
Balance, December 31, 2002	392,625	1,248,772	$0.41
Additional shares reserved	850,000	—	—
Options granted	(1,164,750)	1,164,750	0.89
Options exercised	—	(529,406)	0.41
Options repurchased or cancelled	47,199	(47,199)	0.46

Balance, December 31, 2003	125,074	1,836,917	0.71
Additional shares reserved	700,000	—	—
Options granted	(700,150)	700,150	4.49
Options exercised	—	(489,808)	0.97
Options repurchased or cancelled	83,022	(83,022)	1.84

Balance, December 31, 2004	207,946	1,964,237	1.94
Additional shares reserved	1,200,000	—	—
Options granted	(1,908,049)	1,908,049	4.00
Options exercised	—	(51,446)	2.33
Options repurchased or cancelled	573,299	(473,299)	3.00

Balance, December 31, 2005	73,196	3,347,541	2.96
Additional shares reserved (unaudited)	250,000	—	—
Options granted (unaudited)	(2,376,684)	2,376,684	2.01
Options exercised (unaudited)	—	(392,486)	1.07
Options repurchased or cancelled (unaudited)	2,288,244	(2,186,160)	4.08

Balance, June 30, 2006 (unaudited)	234,756	3,145,579	$1.70	8.24	$32,189

Options vested and expected to vest at June 30, 2006 (unaudited)		2,900,130	$1.67	7.52	$29,761
Options vested at June 30, 2006 (unaudited)		1,263,545	$1.32	7.37	$13,403

The aggregate intrinsic value amounts disclosed in the above table have been computed based on the difference between the original exercise price of the options and the deemed fair value of the Company’s common stock, as estimated by management, of $11.93 (unaudited) at June 30, 2006.

Included in the above table are non-employee stock options granted in December 31, 2003, 2004, 2005 and the six month period ended June 30, 2006 for 87,000, 0, 5,000 and 5,000 (unaudited), shares of common stock, respectively. The Company had non-employee stock options outstanding for 156,892, 103,209, 103,209 and 73,959 (unaudited) shares of common stock, respectively, at December 31, 2003, 2004, 2005 and June 30, 2006, at weighted average exercise prices of $0.42, $0.48, $0.65 and $0.59 (unaudited), respectively. The non-employee options outstanding have a weighted average exercise price of $0.59 (unaudited), weighted average remaining contractual term of 6.54 years and an aggregate intrinsic value of $839 (unaudited) at June 30, 2006.

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(In thousands of dollars, except share and per share amounts)

During March 2006, the Company repriced certain stock option awards held by 116 of its employees. Under the terms of this repricing, the Company repriced employee stock options having an exercise price of $2.00 or above to an exercise price of $1.90. Other than the exercise price, all other terms of the repriced options, such as vesting and contractual life, remained the same. In consideration for the repricing of eligible stock option awards, the employees who were previously granted certain stock option awards on February 2, 2005 were also required to return these awards for cancellation. As a result of this repricing, the Company repriced 447,565 vested options and 1,523,035 unvested options having a weighted average original exercise price of $4.18 and $4.10, respectively. Such options were repriced at a new exercise price of $1.90 per share. As a result of this repricing, the Company also cancelled 35,216 outstanding employee options with an original exercise price of $4.00 that were granted on February 2, 2005. The Company has accounted for the repricing and cancellation transactions as a modification under SFAS No. 123R and recorded any net incremental fair value related to vested awards as compensation expense on the date of modification. In accordance with SFAS No. 123R, the Company will record the incremental fair value related to the unvested awards, together with unamortized stock-based compensation expense associated with the unvested awards, over the remaining requisite service period of the option holders. In connection with the repricing, the Company recorded stock compensation expense of $1,204 (unaudited) in the six months ended June 30, 2006. Total incremental compensation cost resulting from the modification was $1,093 (unaudited) during the six month period ended June 30, 2006.

During the six months ended June 30 2006, the Company granted stock options to purchase an aggregate of 2,376,684 shares (unaudited) of common stock with an estimated weighted-average grant-date fair value of $9.08 per share (unaudited). These amounts include new grants and the options that were repriced during March 2006. The total fair value of options that vested during the six months ended June 30, 2006 was $1,384 (unaudited). The total intrinsic value of options exercised during the six months ended June 30, 2006 was $3,816 (unaudited). Net cash proceeds from the exercise of stock options were $421 (unaudited) for the six months ended June 30, 2006.

The options outstanding and currently exercisable by exercise price at December 31, 2005 are as follows:

Options Outstanding			Options Vested and Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Number Exercisable	Weighted Average Exercise Price
$ 0.001	30,000	1.58	30,000	$0.001
0.120	2,500	3.21	2,500	0.120
0.265	12,709	4.28	12,709	0.265
0.450	472,374	6.72	365,234	0.450
0.700	57,032	7.56	40,930	0.700
1.000	69,280	7.73	37,005	1.000
1.100	533,417	7.89	434,163	1.100
2.000	78,700	8.06	38,960	2.000
4.000	1,924,563	8.92	204,633	4.000
6.000	98,083	8.41	50,878	6.000
8.000	68,883	8.73	24,528	8.000

	3,347,541	8.27	1,241,540	$1.699

The number of outstanding options vested and exercisable at December 31, 2004 was 517,744 options with a weighted average exercise price of $0.93 per share.

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(In thousands of dollars, except share and per share amounts)

The options outstanding and currently exercisable by exercise price at June 30, 2006 (unaudited) are as follows:

Options Outstanding			Options Vested and Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Number Exercisable	Weighted Average Exercise Price
$0.001	30,000	1.08	30,000	$0.001
0.120	2,500	2.71	2,500	0.120
0.450	270,020	6.19	220,488	0.450
0.700	35,367	7.06	24,382	0.700
1.000	35,543	7.24	18,304	1.000
1.100	471,807	7.39	398,553	1.100
1.900	2,061,092	8.67	556,996	1.900
3.000	236,250	9.84	12,322	3.000
4.000	3,000	9.08	—

	3,145,579	8.24	1,263,545	$1.321

Stock-based compensation

During the year ended December 31, 2005 and the six-month period ended June 30, 2006, the Company issued stock options to certain employees with exercise prices below the fair market value of the Company’s common stock at the date of grant, determined with hindsight. The Company retrospectively estimated the fair value of its common stock based upon several factors, including its operating and financial performance, progress and milestones attained in its business, past sales of convertible preferred stock, and the expected valuation that the Company would obtain in an initial public offering. The Company has reviewed these key factors and events between each date and has determined that the combination of these factors and events reflect a true measurement of the Company’s relative fair value over an extended period of time and believes that the fair value of its common stock is appropriately reflected using a linear progression from $4.00 per share of common stock at January 1, 2005, to $11.93 per share (unaudited) at June 30, 2006. In accordance with the requirements of APB No. 25, the Company has recorded deferred stock-based compensation for the difference between the exercise price of the stock options granted during the year ended December 31, 2005 and the fair market value of the Company’s stock at the date of grant, determined with hindsight. During the year ended December 31, 2005, the Company recorded deferred stock-based compensation related to these options of $3,865. This deferred stock based compensation is amortized to expense on a straight-line basis over the period during which the Company’s options vest, generally four years. Amortization of deferred stock-based compensation was $324 and $190 (unaudited) during the year ended December 31, 2005 and the six months ended June 30, 2006, respectively.

In connection with the repricing of stock options during the six months ended June 30, 2006, the Company followed the provisions of SFAS No. 123R and eliminated its remaining deferred stock-based compensation amounts of $3,344 (unaudited) related to modified stock options. Stock compensation charges for the modified options will be recorded in accordance with SFAS No. 123R.

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(In thousands of dollars, except share and per share amounts)

The Company granted stock options to employees with exercise prices below estimated fair market value, determined with hindsight, on the date of grant as follows (unaudited):

Grants Made During Quarter Ended	Number of Options Granted	Weighted Average Exercise Price Per Share	Weighted Average Fair Value Per Share	Weighted Average Intrinsic Value Per Share
March 31, 2005	864,849	$4.00	$4.47	$0.47
June 30, 2005	406,850	$4.00	$5.55	$1.55
September 30, 2005	56,500	$4.00	$7.19	$3.19
December 31, 2005	579,850	$4.00	$8.78	$4.78
March 31, 2006	2,139,184	$1.90	$10.64	$8.74
June 30, 2006	237,500	$3.00	$11.48	$8.48

During the year ended December 31, 2003, the Company also recorded stock-based compensation expense of $138 in connection with the provision of a note for stock options (Note 10). During the year ended December 31, 2004, the Company also recorded stock-based compensation expense of $353 in connection with the issuance of common stock to employees and the modification of certain employee stock options.

Based upon the following assumptions, the weighted average estimated fair values of options granted were $0.13, $0.74, $2.80 and $1.50 (unaudited) per share for the years ended December 31, 2003, 2004, and 2005 and the six month period ended June 30, 2005, respectively.

	For the years ended December 31,			Six months ended June 30, 2005
	2003	2004	2005
				(unaudited)
Risk-free interest rate	3.09%	2.97%	3.98%	3.82%
Expected life (in years)	5	5	5	5
Dividend yield	—	—	—	—

The value of each option is estimated on the date of grant using the minimum value method with the above weighted average assumptions. The options granted during 2005 were all granted with an exercise price below the fair value of the common stock, as determined with hindsight, on the grant date.

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(In thousands of dollars, except share and per share amounts)

Stock-based compensation expense related to stock options granted to non-employees is recognized on a straight-line basis, as the stock options are earned. During the years ended December 31, 2003, 2004 and 2005 and the six months ended June 30, 2005 and 2006, the Company issued options to non-employees. The options generally vest ratably over four years. The values attributable to these options are amortized over the service period and the unvested portion of these options was remeasured at each vesting date. The Company believes that the fair value of the stock options is more reliably measurable than the fair value of the services received. The value of the stock options granted were revalued at each reporting date using the Black-Scholes option pricing model as prescribed by SFAS No. 123 and SFAS No. 123R using the following assumptions:

	December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(Unaudited)
Risk-free interest rate	2.86%	3.46%	3.86%	3.95%	4.96%
Contractual life (in years)	10	10	10	10	10
Dividend yield	—	—	—	—	—
Expected volatility	60%	60%	60%	60%	60%

The weighted average estimate grant date fair values of the non-employee stock options were $0.37, $0, $3.31 and $3.31 (unaudited) per share for the years ended December 31, 2003, 2004 and 2005 and the six month period ended June 30, 2005, respectively.

The stock-based compensation expense will fluctuate as the deemed fair value of the common stock fluctuates. In connection, with the grant of stock options to non-employees, the Company recorded stock-based compensation expense of $0, $110, $132, $104 (unaudited) and $92 (unaudited) for the years ended December 31, 2003, 2004 and 2005 and the six month periods ended June 30, 2005 (unaudited) and 2006 (unaudited), respectively.

Adoption of SFAS No. 123R (Unaudited)

The Company adopted SFAS No. 123R on January 1, 2006. Under SFAS No. 123R, the Company estimated the fair value of each option award on the date of grant using the Black-Scholes option-pricing model using the assumptions noted in the following table. Due to a lack of historical information regarding the volatility of the Company’s own stock price, expected volatility is based on an average of the historical and implied volatility of a peer group of publicly traded entities in the aesthetics market. The expected term of options gave consideration to historical exercises, the vesting term of the Company’s options, the cancellation history of the Company’s options and the options’ contractual term of ten years. The risk-free rate for the expected term of the option is based on the U.S. Treasury Constant Maturity rate as of the date of grant. The assumptions used to value options granted during the six months ended June 30, 2006 were as follows:

Six Months Ended June 30, 2006
(unaudited)
Dividend yield	0.00%
Annual risk-free return	4.77%
Expected volatility	55%
Expected term (years)	4.25

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(In thousands of dollars, except share and per share amounts)

Employee stock-based compensation expense recognized under SFAS No. 123R in the six months ended June 30, 2006 was $1,602 (unaudited) and was calculated based on awards ultimately expected to vest and has been reduced for estimated forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

At June 30, 2006, the Company had $6,487 (unaudited) of total unrecognized compensation expense under SFAS 123R, net of estimated forfeitures, related to stock option plans that will be recognized over a weighted-average period of 3.4 years.

Stock-based compensation expense recorded under APB No. 25, SFAS No. 123R and EITF No. 96-18 related to options granted to employees and non-employees was allocated to cost of revenue, sales and marketing, research and development and general and administrative expense as follows:

	December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(Unaudited)
Cost of revenue	$—	$41	$4	$1	$42
Sales and marketing	138	126	216	63	758
Research and development	—	77	124	64	289
General and administrative	—	219	112	68	794

Total stock-based compensation expense	$138	$463	$456	$196	$1,883

NOTE 10 — NOTES RECEIVABLE FROM STOCKHOLDERS

In December 2002, the Company’s former Chief Executive Officer (who continues to be a member of the Board of Directors) immediately exercised common stock options on the date of grant to purchase 1,055,000 shares of restricted common stock at $0.45 per share. The total exercise price of $475 was paid in the form of a full-recourse note bearing interest at 3.31% per annum. Principal and interest is due on December 31, 2011.

At the option of the Company, the repayment terms will accelerate and the whole unpaid balance of principal and interest shall be immediately due and payable upon the earliest to occur of (i) the filing of a Registration Statement for the initial public offering of the Company’s securities (or the Company otherwise becoming subject to the reporting requirements of Section 15(d) of the Securities Exchange Act of 1934), (ii) a merger or consolidation of the Company in which the stockholders of the Company immediately prior to such transaction would own, in the aggregate, less than 50% of the total combined voting power of all classes of capital stock of the surviving entity normally entitled to vote for the election of directors of the surviving entity, or the sale by the Company of all or substantially all the Company’s assets in one transaction or in a series of transactions, and (iii) the termination of the officer’s employment with the Company for any or no reason.

The shares have vesting terms that fully expire in November 2006 and 2007. Earlier vesting will occur if certain performance criteria are attained. Unvested shares are subject to repurchase by the Company at the lower of: a) exercise price paid by the option holder, or b) fair market value of the Company’s common stock on the repurchase date. At December 31, 2004 and 2005, 641,980 and 145,834 of these shares, respectively, were subject to the Company’s repurchase right.

In July 2006, the note holder repaid the balance of the note in the amount of $384 plus accrued interest in the amount of $48.

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(In thousands of dollars, except share and per share amounts)

In September 2003, a director exercised common stock options to purchase 250,000 shares of restricted common stock at $0.45 per share. The options were originally granted during the year ended December 31, 2002. During 2003, the Company permitted the officer to exercise the option award with a full-recourse note bearing interest at 3.31% per annum. Principal and interest is due on September 22, 2012.

At the option of the Company, the repayment terms will accelerate and the whole unpaid balance of principal and interest shall be immediately due and payable upon the earliest to occur of (i) the filing of a Registration Statement for the initial public offering of the Company’s securities (or the Company otherwise becoming subject to the reporting requirements of Section 15(d) of the Securities Exchange Act of 1934), (ii) a merger or consolidation of the Company in which the stockholders of the Company immediately prior to such transaction would own, in the aggregate, less than 50% of the total combined voting power of all classes of capital stock of the surviving entity normally entitled to vote for the election of directors of the surviving entity, or the sale by the Company of all or substantially all the Company’s assets in one transaction or in a series of transactions, and (iii) the termination of the officer’s employment with the Company for any or no reason.

The shares have vesting terms that fully expire in September 2006. Unvested shares are subject to repurchase by the Company at the lower of: a) exercise price paid by the option holder, or b) fair market value of the Company’s common stock on the repurchase date. At December 31, 2004 and 2005, 109,375 and 46,875 of these shares, respectively, were subject to the Company’s repurchase right. In accordance with the provisions of APB No. 25 and its interpretations, the Company recorded a compensation charge of $138 during the year ended December 31, 2003 in connection with the issuance of the note for the exercise of the stock options.

In July 2006, the note holder resigned as a director from the Company and the note remained outstanding.

NOTE 11 — LITIGATION SETTLEMENT GAIN

On July 23, 2004, the Company filed a lawsuit against Syneron Medical LTD (“Syneron”) in the United States District Court, Northern District of California that sought damages and injunctive relief for infringement of six of the Company’s patents that the Company alleged were infringed by Syneron’s systems for non-invasively treating skin. Syneron subsequently filed a patent infringement counterclaim against the Company. As a result of a settlement reached in June 2005, the Company and Syneron have granted each other a non-exclusive paid-up license under their patents asserted in the lawsuit and related patents. In addition, Syneron paid the Company a non-returnable one-time amount of approximately $1,800 in connection with this settlement. External legal fees incurred during the same period in connection with the settlement amounted to $154. In connection with this settlement, the Company has recorded a net gain of $1,646 in operating results during the year ended December 31, 2005 and the six months ended June 30, 2005 (unaudited).

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(In thousands of dollars, except share and per share amounts)

NOTE 12 — INCOME TAXES

The components of the provision for income taxes are as follows:

	Year Ended December 31,
	2003	2004	2005

Current:
Federal	$—	$80	$—
State	—	23	—
Foreign	—	—	—

Total provision for income taxes	$—	$103	$—

The Company’s deferred tax asset consists of the following:

	December 31,
	2004	2005

Net operating loss carryforward	$10,287	$12,769
Capitalized start-up costs	442	224
Research and development credit	1,740	2,165
Other	1,510	1,432

Total deferred tax assets	13,979	16,590
Less: Valuation allowance	(13,979)	(16,590)

Net deferred tax asset	$—	$—

The differences between the U.S. federal statutory income tax rate and the Company’s effective tax rate are as follows:

	Year Ended December 31,
	2003	2004	2005

Tax at federal statutory rate	(34.00)%	34.00%	(34.00)%
State, net of federal benefit	(5.00)%	5.83%	(5.83)%
Other	0.22%	0.97%	0.90%
Benefit for research and development credit	(4.01)%	(6.00)%	(5.62)%
Stock-based compensation	0.32%	3.77%	2.40%
Preferred stock warrant liabilities	—	—	7.58%
Change in valuation allowance	42.47%	(36.47)%	34.57%

Provision for taxes	0.00%	2.10%	0.00%

Based on the available objective evidence, management believes it is more likely than not that the net deferred tax assets will not be fully realized. Accordingly, the Company has provided a full valuation allowance against its net deferred tax asset at December 31, 2005. The valuation allowance increased by $3,209 and $2,611 during the years ended December 31, 2003 and 2005, respectively. During the year ended December 31, 2004, the valuation allowance decreased by $1,783.

Thermage, Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(In thousands of dollars, except share and per share amounts)

As of December 31, 2005, the Company has a net operating loss carryforward of approximately $34,000 and $20,000 for federal and state tax purposes, respectively. If not utilized, these carryforwards will begin to expire in 2011 for federal and in 2010 for state purposes.

The Company has research and development credit carryforwards of approximately $1,200 and $1,300 for federal and state income tax purposes, respectively. If not utilized, the federal carryforward will expire in various amounts beginning in 2011. The state credit can be carried forward indefinitely.

The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. In the event the Company has a change in ownership, utilization of the carryforwards could be restricted.

NOTE 13 — EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) defined contribution plan covering all employees. Contributions made by the Company are determined annually by the Board of Directors. The Company made no contributions under this plan for the years ended December 31, 2003, 2004 and 2005.

NOTE 14 — RELATED PARTY TRANSACTIONS

During the years ended December 31, 2003, 2004 and 2005, the Company paid $85, $75 and $75, respectively, to a member of its Board of Directors under the terms of a consulting agreement.

During the year ended December 31, 2005 and the six month period ended June 30, 2006, the Company paid $53 and $20 (unaudited), respectively, to another member of its Board of Directors under the terms of a consulting agreement.

NOTE 15 — SUBSEQUENT EVENTS

2006 Equity Incentive Plan

On August 2, 2006, the Board of Directors adopted the 2006 Equity Incentive Plan. A total of 2,750,000 shares of common stock were reserved for issuance pursuant to the 2006 Equity Incentive Plan. In addition, the shares reserved for issuance under the 2006 Equity Incentive Plan included shares reserved but unissued under the Company’s existing stock option plan as the result of termination of options or the repurchase of shares. The 2006 Equity Incentive Plan was approved by the Company’s stockholders on August 4, 2006. The 2006 Equity Incentive Plan will become effective upon the closing of the Company’s initial public offering.

2006 Employee Stock Purchase Plan

On August 2, 2006, the Board of Directors adopted the 2006 Employee Stock Purchase Plan. A total of 250,000 shares of common stock were reserved for issuance pursuant to the 2006 Employee Stock Purchase Plan. The 2006 Employee Stock Purchase Plan was approved by the Company’s stockholders on August 4, 2006. The 2006 Employee Stock Purchase Plan will become effective upon the closing of the Company’s initial public offering.

The ThermaCool System Delivers Monopolar RF Energy for Heating Collagen

THE PROCEDURE

ThermaTip
Epidermis
Dermis
Subcutaneous Layer
Cryogen Cooling
CRF Energy
Dermis/collagen
Fibrous Septae/ collagen

1. The physician places the ThermaTip against the patient's skin.

3. The ThermaCool delivers uniform, volumetric heating deep into the dermis and subcutaneous layer, heating the fibrous septae and collagen.

   This energy tightens existing collagen and activates new collagen growth.

Thermage

Reshaping Your Future

Through and including             , 2006 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

             Shares

Common Stock

PROSPECTUS

Merrill Lynch & Co.

Thomas Weisel Partners LLC

Wachovia Securities

C. E. Unterberg, Towbin

Maxim Group LLC

                    , 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered hereby. All amounts are estimates except the SEC Registration Fee and the NASD filing fee.

Amount to be Paid
SEC	$9,229
NASD filing fee	9,125
Nasdaq Global Market listing fee	100,000
Blue Sky fees and expenses	10,000
Printing and Engraving expenses	250,000
Legal fees and expenses	850,000
Accounting fees and expenses	800,000
Transfer Agent and Registrar fees	5,000
Miscellaneous	66,646

Total	$2,100,000

Item 14.    Indemnification of Directors and Officers

On completion of this offering, our amended and restated certificate of incorporation will contain provisions that eliminate, to the maximum extent permitted by the General Corporation Law of the State of Delaware, the personal liability of directors and executive officers for monetary damages for breach of their fiduciary duties as a director or officer. Our amended and restated certificate of incorporation and bylaws will provide that we shall indemnify our directors and executive officers and may indemnify our employees and other agents to the fullest extent permitted by the General Corporation Law of the State of Delaware.

Sections 145 and 102(b)(7) of the General Corporation Law of the State of Delaware provide that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, executive officer, employee or agent of the corporation or is or was serving at the request of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

We have entered into indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated certificate of incorporation and bylaws, and intend to enter into indemnification agreements with any new directors and executive officers in the future.

We have purchased and intend to maintain insurance on behalf of any person who is or was a director or officer of our company against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The Purchase Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of us and our executive officers and directors, and by us of the underwriters, for certain liabilities, including liabilities arising under the Securities Act.

See also the undertakings set out in response to Item 17 herein.

Item 15.    Recent Sales of Unregistered Securities

(a) Within the last three years, we have issued and sold the following unregistered securities:

1. From June 19, 2003 to June 22, 2006, we issued and sold to our employees, directors and consultants an aggregate of 1,384,988 shares of our common stock at prices ranging from $0.265 to $4.00 per share pursuant to option exercises for an aggregate purchase price of $1,247,141.18.

2. From April 24, 2003 to May 24, 2004, we issued and sold to six accredited investors, as part of our Series C preferred stock financing, an aggregate of 35,500 shares of our Series C preferred stock at a purchase price of $4.50 per share for an aggregate purchase price of $159,750.00, which sales took place on two separate closing dates.

3. On November 1, 2005 and December 21, 2005, we issued to one accredited investor warrants to purchase an aggregate of 27,778 shares of our Series C preferred stock at an exercise price of $4.50 per share for an aggregate exercise price of $125,001.00.

The sales and issuances of restricted securities in the transactions described in paragraphs 1 through 3 above were deemed to be exempt from registration under the Securities Act in reliance upon the following exemptions:

•	with respect to the transactions described in paragraph 1, Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions pursuant to a written compensation benefit plan and contracts relating to compensation as provided under Rule 701; and

•	with respect to the transactions described in paragraphs 2 through 3, Section 4(2) of the Securities Act or Rule 506 of Regulation D promulgated thereunder, as transactions by an issuer not involving any public offering. The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in such transactions. The sales of these securities were made without general solicitation or advertising. All recipients were accredited investors or had adequate access, through their relationship with us, to information about us.

(b) From May 22, 2003 to May 3, 2006, we granted options to purchase an aggregate of 3,994,683 shares of our common stock to employees, directors and consultants under our 1997 Option Stock Plan at exercise prices ranging from $0.45 to $8.00 per share for an aggregate exercise price of $8,424,815.60.

The sales and issuances of securities in the transactions described in the above paragraph were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions pursuant to a written compensation benefit plan and contracts relating to the compensation as provided under Rule 701.

(c) On November 1, 2005, we borrowed $2,500,000 under a debt financing agreement and issued a note to the lender. The note bears interest at 10.19% per annum. Under the terms of the note, interest on the note was payable in installments over the first six months and both interest and principal were payable in installments over the remaining 30 months. On June 21, 2006, the repayment terms were modified such that interest only payments were due for the first 12 months and both interest and principal are due for the remaining 24 months.

On December 21, 2005, we borrowed $2,500,000 under a debt financing agreement and issued a note to the lender. The note bears interest at 10.64% per annum. Under the terms of the note, interest on the note was payable in installments over the first six months and both interest and principal were payable in installments over the remaining 30 months. On June 21, 2006, the repayment terms were modified such that interest only payments were due for the first 12 months and both interest and principal are due for the remaining 24 months.

The sales and issuances of securities in the transactions described in the above paragraphs were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of he Securities Act, as transactions by an issuer not involving any public offering.

(d) In March 2006, we amended certain unexercised options granted to certain of our directors, executive officers and other employees to reduce the exercise price of such options to $1.90 per share in exchange, in some instances, for the forfeiture by certain directors, executive officers and other employees of options granted to them in February 2005.

(e) There were no underwritten offerings employed in connection with any of the transactions set forth in Item 15(a).

Item 16.    Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description
1.1	Form of Purchase Agreement.
3.1*	Amended and Restated Certificate of Incorporation of the Registrant as currently in effect and the Certificates of Amendment thereto.
3.2*	Amended and Restated Certificate of Incorporation of the Registrant to be effective upon closing of the offering.
3.3*	Bylaws of the Registrant as currently in effect.
3.4*	Bylaws of the Registrant to be effective upon the closing of the offering.
4.1†	Specimen Common Stock certificate of the Registrant.
4.2*	Amended and Restated Investor Rights Agreement dated March 12, 2002 by and among the Registrant and certain stockholders.
5.1†	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10.1*	Form of Indemnification Agreement for directors and executive officers.
10.2*	1997 Stock Option Plan.
10.3*	2006 Equity Incentive Plan.
10.4*	2006 Employee Stock Purchase Plan.
10.5	Sublease Agreement dated September 7, 2004 by and between the Registrant and iAnywhere Solutions, Inc. for office space located at 25881 and 25901 Industrial Boulevard, Hayward, California and exhibits thereto.
10.6	Development and Supply Agreement dated October 1, 1997 by and between the Registrant and Stellartech Research Corporation and the amendments thereto.
10.7*	Service Agreement dated January 14, 2003 by and between the Registrant and Stellartech Research Corporation.
10.8*	Patent License and Settlement Agreement dated June 3, 2005 by and between the Registrant and Syneron.
10.9*	Restated and Amended Consulting Agreement dated July 30, 1998 by and between the Registrant and Edward W. Knowlton, M.D. and the amendments thereto.

Exhibit Number	Description
10.10*	Restated and Amended Intellectual Property Assignment and License Agreement dated July 30, 1998 by and between the Registrant and Edward W. Knowlton, M.D.
10.11*	Employment Agreement dated January 7, 2005 by and between the Registrant and Stephen J. Fanning.
10.12*	Severance Benefit Plan effective as of February 1, 2005.
10.13*	Severance Agreement and Release dated March 23, 2005 by and between the Registrant and Keith L. Mullowney.
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
23.2†	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (See Exhibit 5.1).
24.1*	Power of Attorney.

*	Previously filed.
†	To be filed by amendment.

(b) Schedule II — Valuation and Qualifying Accounts

Schedules not listed above have been omitted because they are inapplicable or the requested information is shown in the financial statements of the Registrant or notes thereto.

THERMAGE, INC.

VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
Allowance for doubtful accounts receivable
Year ended December 31, 2003	$—	$—	$—	$—
Year ended December 31, 2004	$—	$—	$—	$—
Year ended December 31, 2005	$—	$29	$—	$29
Six months ended June 30, 2006 (unaudited)	$29	$—	$5	$24
Reserve for excess and obsolete inventory
Year ended December 31, 2003	$45	$244	$164	$125
Year ended December 31, 2004	$125	$738	$138	$725
Year ended December 31, 2005	$725	$548	$292	$981
Six months ended June 30, 2006 (unaudited)	$981	$95	$211	$865

Item 17.    Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Purchase Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(2) For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser to the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchasers and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(3) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(4) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Hayward, State of California, on the 21st day of September 2006.

THERMAGE, INC.

By:	/s/ STEPHEN J. FANNING
Stephen J. Fanning President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ STEPHEN J. FANNING Stephen J. Fanning	President, Chief Executive Officer and Director (Principal Executive Officer)	September 21, 2006

/s/ LAUREEN DEBUONO* Laureen DeBuono	Chief Financial Officer (Principal Accounting Officer)	September 21, 2006

/s/ ROBERT F. BYRNES* Robert F. Byrnes	Director	September 21, 2006

/s/ SAMUEL D. COLELLA* Samuel D. Colella	Director	September 21, 2006

/s/ JOSEPH DEVIVO* Joseph DeVivo	Director	September 21, 2006

/s/ EDWARD W. KNOWLTON, MD* Edward W. Knowlton, MD	Director	September 21, 2006

/s/ KENNETH LUDLUM* Kenneth Ludlum	Director	September 21, 2006

/s/ GARY SHAFFER* Gary Shaffer	Director	September 21, 2006

/s/ MARK M. SIECZKAREK* Mark M. Sieczkarek	Director	September 21, 2006

*	/S/ STEPHEN J. FANNING
Stephen J. Fanning Attorney-in-fact